     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 18, 1999



                                                      REGISTRATION NO. 333-64211

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            BARNESANDNOBLE.COM INC.
   (AS A SUCCESSOR REGISTRANT TO THE BARNESANDNOBLE.COM INC. WHICH FILED THE
                        ORIGINAL REGISTRATION STATEMENT)

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                DELAWARE                                    5735                                   13-4048787
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)


                            ------------------------
                          76 NINTH AVENUE, 11TH FLOOR
                            NEW YORK, NEW YORK 10011
                                 (212) 414-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------


                               JONATHAN BULKELEY
                            CHIEF EXECUTIVE OFFICER
                          76 NINTH AVENUE, 11TH FLOOR
                            NEW YORK, NEW YORK 10011
                                 (212) 414-6000

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:


                     JAY M. DORMAN, ESQ.                                        ROBERT E. BUCKHOLZ, JR., ESQ.
                    H. LEIGH FELDMAN, ESQ.                                           SULLIVAN & CROMWELL
       ROBINSON SILVERMAN PEARCE ARONSOHN & BERMAN LLP                                 125 BROAD STREET
                 1290 AVENUE OF THE AMERICAS                                       NEW YORK, NEW YORK 10004
                   NEW YORK, NEW YORK 10104


                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.


    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /



    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                            ------------------------


                  CALCULATION OF REGISTRATION FEE
                        TITLE OF EACH CLASS                            PROPOSED MAXIMUM AGGREGATE         AMOUNT OF
                   OF SECURITIES TO BE REGISTERED                           OFFERING PRICE(1)        REGISTRATION FEE(2)
Class A Common Stock, par value $.001 per share.....................          $200,000,000                 $57,300


(1) Estimated solely for the purpose of calculating the registration fee.


(2) $29,500 of this amount was paid with the original filing in 1998 with respect to $100,000,000. The fee with respect to the additional $100,000,000 being registered hereby is $27,800, which amount is being paid herewith.

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                  SUBJECT TO COMPLETION, DATED MARCH 18, 1999
                                              Shares
                            barnesandnoble.com inc.
                              Class A Common Stock
                          (par value $.001 per share)

                             ----------------------


    All of the shares of Class A Common Stock offered hereby are being sold by the Company. Immediately following the Offering, the Company will become the sole Manager of barnesandnoble.com llc, the entity through which the Company will operate its business.



    Holders of Class A Common Stock generally have rights identical to holders of Class B Common Stock and Class C Common Stock, except that in all matters to be voted on by stockholders, each holder of the Class A Common Stock is entitled to one vote per share while each holder of the Class B Common Stock and Class C Common Stock is entitled to a high number of votes per share. Following the Offering, the shares of Class B Common Stock and Class C Common Stock will
represent approximately        % of the combined voting power of all shares of
voting stock (approximately        % if the Underwriters' over-allotment option
is exercised in full) and each such class will, pursuant to the Company's Amended and Restated Certificate of Incorporation, have the right to directly elect three of the Company's directors. Therefore, as the respective owners of the Class B Common Stock and the Class C Common Stock, Barnes & Noble, Inc. and Bertelsmann AG will, collectively, be able to exercise control over all matters requiring stockholder approval, including the election of all directors and approval of significant corporate transactions, and over the Company's dividend policy and access to capital. Each share of Class B Common Stock and Class C Common Stock is convertible into, and each Membership Unit in barnesandnoble.com llc, other than those owned by the Company, is exchangeable for, one share of Class A Common Stock at any time at the option of the holder thereof. See "Risk Factors--Control by Principal Stockholders," "--Potential Conflicts of Interest with Barnes & Noble and Bertelsmann," "--Receipt of Certain Benefits from Barnes & Noble," "Management--Governance Documents," "Corporate History and Recapitalization" and "Description of Capital Stock and Membership Units".



    Prior to the Offering, there has been no public market for the Class A Common Stock. For factors to be considered in determining the initial public offering price, see "Underwriting".



    The Underwriters have reserved for sale, at the initial public offering
price, up to           shares of the Class A Common Stock offered hereby for
employees and directors of the Company and business associates and related persons of the Company who have expressed an interest in purchasing such shares of Class A Common Stock in the Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.



    See "Risk Factors" beginning on page 9 for certain considerations relevant to an investment in the Class A Common Stock.



    The Company intends to file an application to have the Class A Common Stock listed on the Nasdaq National Market, under the symbol "BNBN".

                             ----------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------


                                                                   Initial Public    Underwriting        Proceeds to
                                                                   Offering Price    Discounts(1)         Company(2)
                                                                   --------------    --------------    -------------------
Per share.......................................................    $                 $                   $
Total(3)........................................................    $                 $                   $


------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".


(2) Before deducting estimated expenses of $       payable by the Company.


(3) The Company has granted the Underwriters an option for 30 days to purchase
    up to an additional        shares at the initial public offering price, less
    the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting
    discount and proceeds to the Company will be $       , $       and $       ,
    respectively. See "Underwriting".

                             ----------------------


    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares
will be ready for delivery in New York, New York, on or about        , 1999,
against payment therefor in immediately available funds.



Goldman, Sachs & Co.                                         Merrill Lynch & Co.
      Co-Lead                                                      Co-Lead

                             ----------------------

                              Salomon Smith Barney


                            Wit Capital Corporation
                            as e-Manager(Trademark)

                             ----------------------


               The date of this Prospectus is             , 1999.

     barnesandnoble.com, bn.com, Express Lane(Service Mark), the BN Top 100(Service Mark) and E-nnouncements(Service Mark) are trademarks and service marks of the Company. This Prospectus contains other product names, trade names, trademarks and service marks of the Company and of other organizations, all of which are the property of their respective owners.


                            ------------------------


     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in Risk Factors and elsewhere in this Prospectus.



     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise requires, each reference to: (i) the "Company," as the context requires, refers either to barnesandnoble.com inc., the company whose shares of Class A Common Stock are being offered hereby, or, collectively, to barnesandnoble.com inc. and barnesandnoble.com llc;
(ii) "barnesandnoble.com" refers to barnesandnoble.com llc, the Delaware limited liability company of which the Company will be the sole Manager and through which the Company will operate its business; (iii) "Barnes & Noble" refers to Barnes & Noble, Inc. and its subsidiaries; and (iv) "Bertelsmann" refers to Bertelsmann AG and its subsidiaries. See "Corporate History and Recapitalization" for a description of the ownership history and corporate structure of barnesandnoble.com and the Company. Unless otherwise indicated, the information contained in this Prospectus, including all financial information, assumes that: (i) the Underwriters' over-allotment option is not exercised; and
(ii) the Recapitalization, as defined and described in "Corporate History and Recapitalization," has been completed.


                                  THE COMPANY


     The Company is a leading online retailer of books and complementary information, entertainment and intellectual property-based products. Since opening its initial online store in March 1997, the Company has sold products to over 1.5 million customers in 181 countries. The Company has created a model for e-commerce based upon a compelling value proposition. The Company's suite of online stores is anchored by its online bookstore and also includes online stores offering software, magazines, music and video products, all seamlessly integrated within the Company's Web site located at www.barnesandnoble.com. The Company's online bookstore contains over 8 million in-print and out- of-print books. The Company has the largest in-stock position of books available for immediate shipping to customers. In addition to its vast product selection, the Company's online stores offer customers fast delivery, deep discounts, secure ordering, rich editorial content and community experience.



     According to Media Metrix, an Internet and digital media measurement company, in December 1998, the Company's Web site was the fourth most trafficked shopping site and was among the top 25 largest sites on the Internet on an overall basis, and was ranked one of 1998's fastest growing Web sites. Exclusive distribution and co-marketing agreements with major Web portals and content sites, such as America Online ("AOL"), Microsoft and Lycos, have extended the Company's brand and consumer exposure to its online stores. The Company has also established a network of remote storefronts across the Internet by creating direct links with over 75,000 affiliate Web sites.



     During 1998, the Company introduced many major enhancements to its online stores, including Express LaneSM one-click ordering, a powerful and user friendly search engine, email book reviews and product-notification services, software and magazine stores, a gift center and bargain books store and online gift certificates. Also during 1998, the Company established an out-of-print book service and began to add music and video to its product offerings, initiatives scheduled to be fully rolled out during 1999.



     The new arena of e-commerce provides retailers with the opportunity to serve a rapidly growing market because consumers are increasingly accepting the Internet as an alternative shopping channel. According to Jupiter Communications, an independent media research firm, as of the end of 1998 almost 10 million U.S. households had made at least one online purchase. By the end of 2002 this population is expected to grow to approximately 36.5 million, representing nearly 60% of overall U.S. online households. Further, International Data Corporation ("IDC") estimates that the number of Web users worldwide will exceed 130 million by the end of 1999 and will grow to over 315 million users by the end of 2002.



     The book, music, video and software businesses are particularly well suited for e-commerce because an online store has virtually unlimited shelf space and can offer consumers anywhere the convenience of browsing through vast product information databases. The use of sophisticated search engines and personalized services enables users to locate books and music, for example, with convenience and speed and to get advance notice about titles in their areas of personal interest. The Company believes that the presence of an online store on consumers' desktops will, in and of itself, stimulate demand and expand the marketplace.



     The Company believes that its relationships with Barnes & Noble, the world's largest bookseller, and Bertelsmann, one of the world's largest media companies, provide it with meaningful advantages relative to other online retailers, including: (i) the superior brand recognition of the Barnes & Noble trade name, which is a strong motivating factor in attracting customers, especially with regard to the post-early adopter market of consumers who have yet to make an online purchase; (ii) the use of Barnes & Noble's state-of-the-art distribution center as its primary product supplier, which enables the Company to offer over 750,000 in-stock book titles for fast delivery, representing the largest standing inventory of any online bookseller;
(iii) the enterprise value of Barnes & Noble and Bertelsmann, including Barnes & Noble's network of over 500 retail superstores and Bertelsmann's position as one of the largest integrated media companies in the world, which provides an important and leverageable advantage in negotiating with online portals, distribution partners, and content and media companies as well as with other strategic partners; (iv) the potential ability to conduct cross-marketing, co-promotion and customer acquisition programs with Bertelsmann's U.S. book clubs, which will provide the Company with access to millions of established book buyers; (v) the ability to directly link and cross-promote the Company's online bookstore with the online bookstores marketed by Bertelsmann Online ("BOL") in the United Kingdom, Germany, France, the Netherlands and Italy, which will enable the Company to more rapidly acquire new streams of international customers; and (vi) ongoing access to the substantial bookselling and direct marketing knowledge and experience of the management of Barnes & Noble and Bertelsmann.



     The Company seeks to become the leading online retailer for consumers who want to purchase books and complementary information-based products. Central to achieving this objective, the Company's operating strategy is focused on rapidly extending its brand and scaling its customer base by: (i) continually enhancing the user experience of its online stores; (ii) offering a large product selection and fast delivery; (iii) continuing to expand the product offering within its online stores; (iv) advertising as well as cross-marketing with Barnes & Noble and Bertelsmann properties; (v) leveraging its other relationships with Barnes & Noble and Bertelsmann to the fullest extent possible; (vi) strengthening and expanding its strategic alliances with third-party Web sites and content providers; (vii) pursuing acquisitions, joint ventures and other similar strategic investments and relationships with complementary businesses and companies; (viii) continuing to increase the number of Web sites in its affiliate network; and (ix) continuing to invest in technology to further develop state-of-the-art product, service and logistics platforms.



     The Company was originally incorporated on January 14, 1997 in the State of Delaware under the name Barnes and Noble Online, Inc. Prior to October 31, 1998, the business of the Company was conducted through a wholly-owned subsidiary of Barnes & Noble. Effective October 31, 1998, Barnes & Noble and Bertelsmann completed a transaction which established barnesandnoble.com as the owner and operator of the Company's business (the "Formation Transaction"), with each of Barnes & Noble and Bertelsmann having a 50% membership interest therein.
Immediately following the Offering, the Company will own an approximately   %
interest in, and will become the sole Manager of, barnesandnoble.com. See "Corporate History and Recapitalization."

     Below is a chart which sets forth the structure of the Company as of the date of the completion of the Offering:


                                  [Graphic]


     The Company's principal executive offices are located at 76 Ninth Avenue, 11th floor, New York, New York 10011. The Company's phone number is 212-414-6000, and its online stores are located at www.barnesandnoble.com and on AOL (keyword bn).

                                  THE OFFERING



Class A Common Stock offered by the
  Company...................................   shares

Common Stock to be outstanding after the
  Offering:

  Class A Common Stock(1)...................   shares(2)

  Class B Common Stock(1)...................   shares

  Class C Common Stock(1)...................   shares

Use of Proceeds

  By the Company............................  To acquire                 Membership Units in barnesandnoble.com
                                              ("Membership Units") representing a      % equity interest in
                                              barnesandnoble.com (or                 Membership Units,
                                              representing a      % equity interest in barnesandnoble.com, if the
                                              Underwriters' over-allotment option is exercised in full). See "Use of Proceeds" and "Corporate History and Recapitalization."

  By barnesandnoble.com.....................  To fund anticipated operating losses, including sales and marketing expenses and payments due under strategic alliances; enhancements to the Company's online stores and other capital expenditures; working capital; and other general corporate purposes, including possible investments in complementary businesses and acquisitions. See "Use of Proceeds."

Voting Rights...............................  The holders of Class A Common Stock generally have rights identical to holders of Class B Common Stock and Class C Common Stock
                                              (collectively "High Vote Stock"), except that each holder of
                                              Class A Common Stock is entitled to one vote per share of Class A
                                              Common Stock owned by them and each holder of High Vote Stock is entitled to the amount of votes per share of High Vote Stock owned by them equal to: (i) ten, multiplied by the sum of (a) the aggregate number of High Vote Stock owned by such holder and
                                              (b) the aggregate number of Membership Units owned by such holder;
                                              divided by (ii) the number of shares of High Vote Stock owned by such holder. Pursuant to the Company's Amended and Restated
                                              Certificate of Incorporation (the "Amended Charter"), the holders of the High Vote Stock have the right to directly elect six of the
                                              Company's directors. Otherwise, holders of Class A Common Stock and
                                              High Vote Stock (collectively "Common Stock") generally will vote together as a single class on all matters (including the election of the directors who are not elected directly by the holders of the
                                              High Vote Stock) presented to the stockholders for their vote or approval except as otherwise required by applicable Delaware law.
                                              See "Risk Factors--Control by Principal Stockholders" and
                                              "Description of Capital Stock and Membership Units--Common Stock."

barnesandnoble.com Membership Units to be
  outstanding after the Offering(1).........

Proposed Nasdaq National Market
  symbol....................................  "BNBN"


------------------

(1) Shares of High Vote Stock are convertible into, and Membership Units not owned by the Company are exchangeable for, shares of Class A Common Stock at any time by the holder thereof on a one-for-one basis. See "Description of Capital Stock and Membership Units."



(2) Excludes options to purchase       shares of Class A Common Stock under the
    Incentive Plan which will be outstanding as of the closing of the Offering. See "Management--Incentive Plan" and "Description of Capital Stock and Membership Units."

                             SUMMARY FINANCIAL DATA
                           (IN THOUSANDS OF DOLLARS)



     The summary financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto appearing elsewhere in this Prospectus. The following table sets forth the historical summary data for barnesandnoble.com for the years ended December 31, 1997 and 1998. This data has been derived from the Financial Statements, which have been audited by BDO Seidman, LLP, independent certified public accountants, and are included elsewhere in this Prospectus. Also set forth below are the pro forma Statement of Operations Data for the Company for the year ended December 31, 1998, which reflects the Recapitalization and the completion of the Offering as if they had occurred on January 1, 1998, and the Balance Sheet Data for the Company as of December 31, 1998, which reflects the Recapitalization, the contribution by Bertelsmann of an additional $50 million and the completion of the Offering as if they had occurred on December 31, 1998. The operating results are not necessarily indicative of the operating results for any future period.



                                                               BARNESANDNOBLE.COM LLC    BARNESANDNOBLE.COM INC.
                                                               ----------------------    -----------------------
                                                                     YEAR ENDED
                                                                   DECEMBER 31,
                                                               ----------------------          1998
                                                                 1997         1998         PRO FORMA(1)
                                                               ---------    ---------    -----------------------
                                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales.................................................   $  11,949    $  61,834          $    61,834
  Loss before minority interest.............................     (13,552)     (83,148)             (83,148)
  Minority interest(2)......................................          --           --
  Net loss..................................................   $ (13,552)   $ (83,148)         $



                                                                AS OF DECEMBER 31,
                                                               ----------------------          1998
                                                                 1997         1998         PRO FORMA(1)
                                                               ---------    ---------    -----------------------
                                                                                               (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................   $      --    $  96,940          $
  Working capital...........................................       3,176       78,681
  Total assets..............................................      26,327      202,144
  Minority interest(3)......................................          --           --
  Equity(4).................................................   $  19,213    $ 169,149          $


------------------


     (1) Reflects the structure of the Company as of the date of the completion of the Offering, the contribution by Bertelsmann of an additional
         $50 million and the issuance and sale by barnesandnoble.com of
                    Membership Units to the Company in exchange for the estimated net proceeds of the Offering. See "Corporate History and Recapitalization."





(2) Represents the   % allocation of loss to Barnes & Noble and Bertelsmann.



     (3) Includes the reclassification of the equity interest of Barnes & Noble and Bertelsmann to minority interest, and the additional $50 million contribution by Bertelsmann.



     (4) The actual amounts as of December 31, 1997 and December 31, 1998 reflect the members' equity of barnesandnoble.com. The pro forma amount reflects the reclassification of members' equity to minority interest, and the stockholders' equity of the Company after the Offering.

                                  RISK FACTORS


     The following risk factors, as well as the other information contained in this Prospectus, should be considered carefully before purchasing the Class A Common Stock offered hereby. This Prospectus contains forward-looking statements that address, among other things, the Company's business strategy, use of proceeds, projected capital expenditures, liquidity, possible business relationships, and possible effects of changes in government regulation. These statements may be found under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including those factors discussed below and set forth in this Prospectus generally.


LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT; ANTICIPATED LOSSES


     The Company launched its initial online store in March 1997. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. In addition, the Company has accumulated net losses of $96.7 million as of December 31, 1998, primarily as a result of development costs associated with opening its online stores and its marketing efforts, which include payments to strategic alliance partners, such as AOL, Microsoft and Lycos, as well as payments made for advertising. The Company anticipates incurring significant additional costs to fund increased marketing initiatives, additional strategic alliances, enhancements to the Company's online stores, and technological and hardware improvements. Although the Company anticipates increases in revenues, significant operating losses are anticipated for at least the foreseeable future. To the extent that such expenses do not result in appropriate revenue increases, the Company's business may be materially adversely affected.


COMPETITION


     Both the e-commerce market and retail bookselling business are highly competitive. Since the introduction of e-commerce to the Internet, the number of e-commerce Web sites competing for customer attention has increased rapidly. The Company expects future competition to intensify given the relative ease with which new Web sites can be developed. The Company believes that the primary competitive factors in e-commerce are brand recognition, site content, ease of use, price, fulfillment speed, customer support and reliability. The Company's success will depend heavily upon its ability to provide a compelling and satisfying shopping experience. Other factors that will affect the Company's success include the Company's continued ability to attract experienced marketing, technology, operations and management talent. The nature of the Internet as an electronic marketplace (which may, among other things, facilitate competitive entry and comparison shopping) may render it inherently more competitive than traditional retailing formats. Increased competitiveness among online retailers may result in reduced operating margins, loss of market share and a diminished brand franchise. See "Business--Competition."



     With respect to the sale of books, which constitutes the Company's largest source of revenue, the Company currently competes with numerous booksellers including other Internet-based companies, such as Amazon.com, and traditional book retailers. With respect to the sale of music, software and videos, the Company competes with numerous merchants including other Internet-based companies, such as Amazon.com, CDnow, Reel.com, Beyond.com and traditional retailers. The Company's main online competitor, Amazon.com, has a longer online operating history and a larger existing customer base than the Company. The Company is aware that Amazon.com has and may continue to adopt aggressive pricing and marketing strategies. The Company is also aware of other online retailers that are offering substantial discounts on products, including books, music, software and videos, which are subsidized by advertising revenue from their Web sites. An increase in the prevalence of this type of business model could lead to additional pricing pressures on the Company's products. If and when the Company decides to add additional products in its online stores, it will most probably face intense competition for those products as well. See "Business--Competition."

MANAGEMENT OF GROWTH

     Recent growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and technical resources. The Company expects operating expenses and staffing levels to increase substantially in the future. To manage its growth, the Company must expand its operational and technical capabilities and manage its employee base while effectively administering multiple relationships with various third parties. There can be no assurance that the Company will be able to manage its expanding operations effectively. Any failure of the Company to implement cohesive management and operating systems, add resources on a cost effective basis or manage the Company's expansion could have a material adverse effect on the Company's business.




POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS



     The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction, (ii) the Company's ability to acquire product and to manage fulfillment operations, (iii) the Company's ability to maintain gross margins in its existing business and in future product lines and markets, (iv) the development, announcement, or introduction of new sites, services and products by the Company and its competitors, (v) price competition, and (vi) the Company's ability to upgrade and develop its systems and infrastructure. Consequently, the Company believes that period-to-period comparisons of its operating results will not necessarily be meaningful and should not be relied upon as any indication of future performance. The Company's future quarterly operating results from time to time may not meet the expectations of securities analysts or investors, which may have a material adverse effect on the market price of the Class A Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations and Seasonality."



CONTROL BY PRINCIPAL STOCKHOLDERS



     Upon the consummation of the Offering, Barnes & Noble, which will beneficially own all of the issued and outstanding Class B Common Stock and
approximately      % of the outstanding Membership Units, and Bertelsmann, which will beneficially own all of the issued and outstanding Class C Common Stock and
approximately      % of the outstanding Membership Units, will, collectively,
beneficially own all of the High Vote Stock and approximately      % of the
outstanding Membership Units which will, following the closing of the Offering,
represent approximately      % of the outstanding Common Stock (approximately
     % if the Underwriter's over-allotment option is exercised in full) and
approximately      % of the voting power of the Common Stock (approximately
     % if the Underwriter's over-allotment option is exercised in full). Pursuant to the Amended Charter, the holders of the High Vote Stock will have the right to directly elect six of the Company's nine directors, and will control the election of the remaining three directors as well. Accordingly, although Barnes & Noble and Bertelsmann will each own only a small percentage of the outstanding Common Stock, they will collectively control the Company through their ownership of the High Vote Stock. This control may continue in the future through the High Vote Stock even if Barnes & Noble and Bertelsmann, through their ownership of Common Stock and Membership Units, own a minority economic interest in the Company's business. See "Management--Governance Documents," "Corporate History of Recapitalization" and "Description of Capital Stock and Membership Units."



     Through the High Vote Stock, Barnes & Noble and Bertelsmann will, collectively, be able to exercise control over all matters requiring stockholder approval, including the election of all directors and approval of significant corporate transactions. Similarly, through their control of the Company, Barnes & Noble and Bertelsmann will also control all activities of barnesandnoble.com, including the approval of significant transactions. This ownership may have the effect of delaying or preventing a change in control of the Company. See "--Risk of Deadlock," "--Potential Conflicts of Interest with Barnes & Noble and Bertelsmann," "--Receipt of Certain Benefits from Barnes & Noble," "--Dependence on Key Supplier," "Business--Leveraging Its Relationship With Barnes & Noble,"

"Management--Governance Documents," "Principal Stockholders," "Certain Transactions" and "Description of Capital Stock and Membership Units."





RISK OF DEADLOCK



     Since Barnes & Noble and Bertelsmann own equal amounts of each of the Company and barnesandnoble.com, it is possible that if they should disagree on any significant matter or the direction of the Company, that the business of the Company may be affected during the time of such disagreement. If such disagreement cannot be resolved, or if their relationship should deteriorate as a result of such disagreement, it could have a material adverse effect on the Company. See "--Control by Principal Stockholders."



POTENTIAL CONFLICTS OF INTEREST WITH BARNES & NOBLE AND BERTELSMANN



     Following the Offering, Barnes & Noble will beneficially own approximately % of the voting power of the Company. Officers and directors of each of
Barnes & Noble and the Company, collectively, beneficially own approximately
     % and      %, respectively of the Class A Common Stock, and Mr. Leonard
Riggio, who is the Chairman of both the Company and Barnes & Noble, currently
beneficially owns      % of the common stock of Barnes & Noble and      % of the
Class A Common Stock. Additionally each of Stephen Riggio, who is the Vice Chairman and a director of Barnes & Noble, and Michael Rosen, who is the Secretary and a director of Barnes & Noble, is a director of the Company. Barnes & Noble's continuing beneficial ownership of the Common Stock and the ownership of Barnes & Noble common stock by directors and officers of the Company or their service as directors or officers of both the Company and Barnes & Noble, could create conflicts of interest when those directors and officers are faced with decisions that could have different implications for the Company and Barnes & Noble, including potential acquisitions of businesses, effects of competition, the issuance or disposition of securities, the election of new or additional directors, the payment of dividends by the Company and other matters. The Company has not instituted any formal plan or arrangement to address potential conflicts of interest that may arise among the Company, Barnes & Noble and their affiliates. However, under Delaware corporate law, officers and directors of the Company owe fiduciary duties to the Company and its stockholders. Additionally, under Delaware law, contracts between a corporation and a director, or another corporation in which a director has a financial interest, may be approved under certain circumstances by disinterested directors or by stockholders.



     Following the Offering, Bertelsmann will beneficially own approximately
     % of the voting power of the Company. Bertelsmann, among other things, owns Random House, Inc., the largest book publisher in the U.S., BMG Entertainment, one of the largest music companies in the U.S., and BOL, which operates online stores in the United Kingdom, Germany, France, the Netherlands and Italy. In connection with the Formation Transaction, the Company agreed that it would not engage in the sale of non-English language books except through links to Bertelsmann Web sites and Bertelsmann agreed that, with certain exceptions, its sales of English language books through the Internet would be made exclusively through barnesandnoble.com Web sites. However, it is possible that Bertelsmann's businesses may compete directly with the Company in other areas where neither Barnes & Noble nor Bertelsmann have agreed to any type of exclusivity, such as in the sale over the Internet of videos, software or music. Bertelsmann currently owns Getmusic.com, an Internet music retailer. Pursuant to the Formation Transaction, the Company has entered into agreements which allow Bertelsmann to view, obtain and use the Company's technology, which, except as indicated above, may be used by Bertelsmann to compete with the Company. Bertelsmann's continuing beneficial ownership of the Common Stock could create conflicts of interest when Bertelsmann is faced with decisions that could have different implications for the Company and Bertelsmann, including potential acquisitions of businesses, effects of competition, the issuance or disposition of securities, the election of new or additional directors, the payment of dividends by the Company and other matters. The Company has not instituted any formal plan or arrangement to address potential conflicts of interest that may arise among the Company, Bertelsmann and their affiliates. However, under Delaware corporate law, officers and directors of the Company owe fiduciary duties to the Company and its stockholders. See "-Limitations on the Company's Business" and "Management--Governance Documents."



LIMITATIONS ON THE COMPANY'S BUSINESS



     Pursuant to the Second Amended and Restated Limited Liability Company Agreement of barnesandnoble.com (the "Operating Agreement"), the Company provides the exclusive means for both Barnes & Noble and Bertelsmann, subject to certain exceptions, to sell English language books in English speaking countries through the Internet. However, the Company is prohibited from selling non-English language books except through links with Bertelsmann Web sites, for which the Company receives no revenue. Pursuant to the Operating Agreement, the Company is also prohibited from entering the Internet book club business. The Amended and Restated Trademark License Agreement among Barnes & Noble College Bookstores, Inc. ("B&N College") and barnesandnoble.com (the "Trademark License Agreement"), prohibits the Company from using the Barnes & Noble name for selling textbooks, except for sales of textbooks that are immaterial, incidental and unsolicited. These restrictions will limit the Company's opportunities to grow its business through these prohibited activities. See "Management-Governance Documents."



RECEIPT OF CERTAIN BENEFITS FROM BARNES & NOBLE



     The Company obtains certain products and services from Barnes & Noble, including obtaining the benefits of Barnes & Noble's purchasing discounts, state-of-the-art distribution center, proprietary book title database and the promotion of the online store in Barnes & Noble stores located in certain states. The inability of the Company to obtain these products or services for any reason, including any termination of the agreements between the Company and Barnes & Noble with respect to such products and services, could materially adversely affect the Company's business. Additional growth by the Company may require it to expand its distribution facilities beyond the Barnes & Noble distribution facilities which it currently utilizes.



     barnesandnoble.com has entered into several agreements with Barnes & Noble, including: (i) a Supply Agreement (the "Supply Agreement"), pursuant to which Barnes & Noble supplies merchandise to the Company; (ii) the Trademark License Agreement, pursuant to which the Company licenses the Barnes & Noble name; and
(iii) an Amended and Restated Database and Software License Agreement, pursuant to which the Company licenses the Barnes & Noble database.



     The Company also receives various services from Barnes & Noble and its subsidiaries including, among others, services for payroll processing, benefits administration, insurance (property and casualty, medical, dental and life), tax, merchandising, traffic, fulfillment and telecommunications. In accordance with the terms of each of the services agreements between barnesandnoble.com and Barnes & Noble and its subsidiaries (the "Services Agreements"), barnesandnoble.com has paid, and expects to continue to pay, fees to Barnes & Noble and its subsidiaries in an amount equal to the costs of such services plus incremental overhead. In the opinion of management, these allocations were made on a reasonable and consistent basis; however, they are not necessarily indicative of, and it is not practicable for management to estimate, the level of expenses which might have been incurred had barnesandnoble.com been operating as a separate, stand-alone company.



     Should the Company's relationship with Barnes & Noble terminate, and, as a result of such termination, the Company were to lose the benefits of the foregoing agreements, it could have a material adverse effect on the Company. See "Certain Transactions."


DEPENDENCE ON KEY SUPPLIER


     Through its distribution facilities, Barnes & Noble accounted for approximately 38.5% and 60.3% of the Company's purchases during 1997 and 1998, respectively. Pursuant to the Supply Agreement, the Company may, at its option, source its merchandise through Barnes & Noble, with Barnes & Noble charging the Company the cost of such merchandise plus incremental overhead. The Company believes that such terms are more favorable than the terms at which the Company otherwise would be able to make such purchases on its own. In connection with the Offering, this agreement will be amended to provide that it may be terminated by the Company upon the approval of a majority of the Bertelsmann nominated directors, upon 30 days' prior written notice to Barnes & Noble, and may be terminated by Barnes & Noble: (i) on continuing default by barnesandnoble.com; (ii) on a bankruptcy or liquidation event of barnesandnoble.com or of Barnes & Noble; and (iii) at any time after June 1, 2004 if Bertelsmann shall have effected a permitted transfer to any third party pursuant to the Operating Agreement or if either Barnes & Noble or Bertelsmann owns less than 15% of the outstanding Membership Units. The Company believes that, due to its relationship with Barnes & Noble, the terms of this Agreement are more favorable to the Company than terms the Company could have obtained from a third party. There can be no assurance that if the Supply Agreement were terminated, the Company would be able to find an alternative, comparable supplier capable of providing product on terms satisfactory to the Company. To date, Barnes & Noble has satisfied the Company's requirements on a timely basis. However, to the extent that Barnes & Noble does not have sufficient capacity and is unable to satisfy on a timely basis increasing requirements of the Company, such capacity constraint could have a material adverse effect on the Company's business. See "--Potential Conflicts of Interest with Barnes & Noble and Bertelsmann,"--"Receipt of Certain Benefits from Barnes & Noble" and "Certain Transactions."



DEPENDENCE UPON STRATEGIC ALLIANCES



     The Company relies on certain strategic alliances with third-party Web sites and content providers to attract users to its online stores. The Company has entered into various agreements with companies to attract users from numerous other Web sites or online service providers, including AOL, Microsoft and Lycos. The Company believes that such alliances result in increased traffic to its online stores. The Company's ability to generate revenues from e-commerce may depend on the increased traffic, purchases, advertising and sponsorships that the Company expects to generate through such strategic alliances. There can be no assurance that these agreements will be maintained beyond their initial terms or that additional third-party agreements will be available to the Company on acceptable commercial terms or at all. The inability to enter into new, and to maintain any one or more of its existing, significant strategic alliances could have a material adverse effect on the Company's business. See "Business--Marketing and Promotion."


RISKS OF THE INTERNET AS A MEDIUM FOR COMMERCE


     Consumer use of the Internet as a medium for commerce is a recent phenomenon and is subject to a high level of uncertainty. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. The viability of the Internet or its viability for commerce may prove uncertain due to delays in the development and adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity or due to increased government regulation or taxation.



     While the number of Internet users has been rising, the Internet infrastructure may not expand fast enough to meet the increased levels of demand. The increased use of the Internet as a medium for commerce raises concerns regarding Internet security, reliability, pricing, accessibility and quality of service. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to effectively support growth that may occur, the Company's business could be materially adversely affected. In addition, the nature of the Internet as an electronic marketplace (which may, among other things, facilitate competitive entry, comparison shopping and advertising revenue supported business models) may render it inherently more competitive than conventional retailing formats.

RAPID TECHNOLOGY CHANGE


     To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of its online stores. The Internet and the e-commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing online stores and proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to license leading technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its existing and prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.



     The development of a Web site and other proprietary technology entails significant technical, financial and business risks. There can be no assurance that the Company will successfully implement new technologies or adapt its online stores, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, the Company's business could be materially adversely affected. Further, the adoption of new Internet, networking or telecommunications technologies may require the Company to devote substantial resources to modify and adapt its services.



SECURITY RISKS



     Public concern over Internet security has been, and may continue to be, a hinderance to mass market commercial use of the Internet. Despite the implementation of network security measures by the Company, its infrastructure is potentially vulnerable to computer break-ins and similar disruptive problems caused by its customers or others. Computer viruses, break-ins or other security problems could lead to misappropriation of proprietary information and interruptions, delays or cessation in service to the Company's customers. Any computer break-in could affect consumer confidence in the security of the Company and could seriously damage its business. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may hinder the growth of the Internet as a mass market medium for commerce.





RISK OF SYSTEM FAILURE OR INADEQUACY


     The Company's operations are dependent on its ability to maintain its computer and telecommunications equipment in effective working order and to protect its systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events. In addition, the growth of the Company's customer base may strain or exceed the capacity of its computer and telecommunications systems and lead to degradations in performance or systems failure. From time to time, the Company has experienced capacity constraints and failure of its information systems which have resulted in decreased levels of service delivery or interruptions in service to its customers. While the Company continually reviews and seeks to upgrade its technical infrastructure and provides for certain system redundancies and backup power to limit the likelihood of systems overload or failure, any damage, failure or delay that causes interruptions in the Company's operations could have a material adverse effect on the Company's business.

RISKS ASSOCIATED WITH DOMAIN NAMES


     The Company currently holds various Web domain names relating to its brand, including "www.barnesandnoble.com." Currently, the acquisition and maintenance of domain names is regulated by governmental agencies and their designees. For example, in the U.S., the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com," ".net" and ".org" generic top-level domains. The regulation of domain names in the U.S. and in foreign countries is expected to change in the near future. Such changes in the U.S. are expected to include a transition from the current system to a system which is controlled by a non-profit corporation and the creation of additional top-level domains. Requirements for holding domain names will also be affected. As a result, there can be no assurance that the Company will be able to acquire or maintain relevant domain names in all countries in which it conducts business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. The Company, therefore, may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of the Company's trademarks and other proprietary rights. Any such inability could have a material adverse effect on the Company's business.


GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES


     E-commerce is new and rapidly changing, and federal and state regulation relating to the Internet and e-commerce is evolving. Currently, there are few laws or regulations directly applicable to the access of the Internet or e-commerce on the Internet. Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content, copyrights, distribution, antitrust and quality of products and services. Additionally, the rapid growth of e-commerce may trigger the development of tougher consumer protection laws. The adoption of such laws or regulations could reduce the rate of growth of the Internet, which could potentially decrease the usage of the Company's online stores or could otherwise have a material adverse effect on the Company's business. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.



     Further, several telecommunications carriers have requested the Federal Communications Commission ("FCC") to regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and online service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. This could result in the reduced use of the Internet as a medium for commerce, which could adversely effect the Company's business.



INVESTMENT COMPANY ACT CONSIDERATIONS



     If the Company were to cease participation in the management of barnesandnoble.com, its interest in barnesandnoble.com could be deemed an "investment security" for purposes of the Investment Company Act of 1940, as amended (the "Investment Company Act"). In general, a person is an "investment company" if, subject to certain exceptions, it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items). The sole asset of the Company is its membership interest in barnesandnoble.com. A determination that such investment was an investment security could result in the Company being an investment company under the Investment Company Act and becoming subject to the registration and other requirements of the Investment Company Act. In order to register, the Company would be subject to U.S. tax on its worldwide income, subject to any applicable foreign tax credits. The Company and barnesandnoble.com intend to conduct their operations so that the Company is not deemed to be an investment company under the Investment Company Act; however, if anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, it will have a material adverse effect on the Company.


SALES AND OTHER TAXES


     The Company, in accordance with current industry practice, does not currently collect sales or other taxes in respect of shipments of goods into states other than New York, New Jersey and Virginia or foreign countries other than Canada. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction companies such as the Company which engage in e-commerce. A successful assertion by one or more states or foreign countries that the Company should collect sales or other taxes on the sale of merchandise could have a material adverse effect on the Company's business. While the Company does not believe that its relationship with Barnes & Noble would subject the Company to sales or use taxes in any jurisdiction where Barnes & Noble operates a retail store, there can be no guarantee that a jurisdiction would not seek to impose a sales or use tax based on that relationship, or that if asserted by a jurisdiction, that the Company would be successful in any challenge to such assertion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."



     Recent federal legislation limits the imposition of state and local taxes on Internet-related sales. In 1998, Congress passed the Internet Tax Freedom Act which places a three-year moratorium on state and local taxes on (i) Internet access, unless such tax was already imposed prior to October 1, 1998, and (ii) discriminatory taxes on electronic commerce. There is a possibility that Congress may not renew this legislation in 2001. If Congress chooses not to renew this legislation, state and local governments would be free to impose taxes on electronically purchased goods which could materially adversely affect the Company.



     Due to the high level of uncertainty regarding the imposition of taxes on electronic commerce, a number of states, as well as a Congressional advisory commission, are reviewing appropriate tax treatment for online companies engaged in e-commerce. Any additional laws or regulations could materially adversely affect the Company.





FEDERAL TRADE COMMISSION REVIEW



     The Federal Trade Commission (the "FTC") is currently reviewing Barnes & Noble's proposed acquisition of the Ingram Book Company ("Ingram") pursuant to the pre-merger notification procedure of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). In connection with that review, the FTC is also reviewing the Formation Transaction, and Bertelsmann's investment in the Company. Should the FTC determine that the Formation Transaction violated antitrust laws, it could seek to impose a number of remedies or penalties on the Company, including the unwinding of the Formation Transaction. Should this occur, the Company could be materially adversely affected. See "Business--Legal Proceedings."



RISKS RELATING TO FUTURE ACQUISITIONS



     While the Company will continually be searching for acquisition opportunities, there can be no assurance that the Company will be successful in identifying attractive acquisitions. If any potential acquisition opportunities are identified, there can be no assurance that the Company will consummate such acquisitions or, if any such acquisition does occur, that it will be successful in enhancing the Company's business. The Company may in the future face competition for acquisition opportunities, which may inhibit the Company's ability to consummate suitable acquisitions and increase the expense of completing acquisitions. In addition, to the extent that the Company completes acquisitions, such acquisitions could pose a number of special risks, including the diversion of management's attention, the assimilation of the operation and personnel of the acquired companies, the integration of acquired assets with existing assets, adverse short-term effect on reported operating results, the amortization of acquired intangible assets and the loss of key employees. Additionally, with respect to most of its future acquisitions, the Company's stockholders will not have a chance to review the financial statements of companies being acquired or to vote on such acquisitions.


ABSENCE OF PRIOR PUBLIC MARKET


     Prior to the Offering, there has been no public market for the Class A Common Stock. Although the Company intends to file an application to have the Class A Common Stock listed on Nasdaq, there can be no assurance that an active public market will develop for the Class A Common Stock. The initial public offering price will be determined through negotiations between the Company and the Underwriters. See "Underwriting."

RISKS OF POSSIBLE EXTREME VOLATILITY OF MARKET PRICE OF COMMON STOCK



     The Offering price that the Company has determined, with the assistance of the Underwriters, may have no relation to the price at which the Class A Common Stock trades after completion of the Offering. Among the factors considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings, and certain other financial and operating information of the Company in recent periods, and the market prices of securities and certain financial and other operating information of companies engaged in activities similar to those of the Company. The market price of the Class A Common Stock may be extremely volatile for many reasons, including: (i) actual or anticipated variations in the Company's revenues and operating results; (ii) announcements of the development of improved technology; (iii) the use of new sales formats by the Company or its competitors; (iv) changes in the financial forecasts by securities analysts; (v) new conditions or trends in the Internet and e-commerce; and (vi) general market conditions.



     Recently, market prices for Internet-based companies have experienced extreme price and volume fluctuations, particularly after initial public offerings. These fluctuations are often unrelated or disproportionate to the operating performance of those companies and may not be sustainable.



NO DIVIDENDS



     The Company has not declared or paid any dividends on its Common Stock, and barnesandnoble.com has not made any distributions to its members, since their respective dates of inception. Both the Company and barnesandnoble.com do not currently anticipate paying any such dividends or distributions, except for amounts which may be distributed by barnesandnoble.com to cover income tax liabilities, if any, of its members arising from the taxable income of barnesandnoble.com. Cash distributions by barnesandnoble.com may also be restricted by future debt covenants. See "Dividend Policy."



HOLDING COMPANY STRUCTURE



     The Company is a holding company, the sole asset of which is its Membership Units in barnesandnoble.com; the Company has no independent means of generating revenues. As a member of barnesandnoble.com, the Company will incur income taxes on its proportionate share of any net taxable income of barnesandnoble.com. barnesandnoble.com intends to distribute cash to its members in amounts sufficient to cover their tax liabilities, if any. To the extent the Company needs funds to pay such taxes or for any other purpose and barnesandnoble.com is unable to provide such funds, it could have a material adverse effect on the Company. See "Dividend Policy."


DILUTION


     Based upon the estimated initial public offering price of $        per
share, purchasers of the Class A Common Stock offered hereby will (assuming the exchange of all outstanding Membership Units and the conversion of all outstanding shares of High Vote Stock into shares of Class A Common Stock)
experience an immediate dilution in net tangible book value of $        per
share of Class A Common Stock purchased. To the extent outstanding options to purchase Class A Common Stock are exercised, there may be further dilution. See "Dilution."


BROAD DISCRETION IN USE OF PROCEEDS


     Although the Company has generally provided for the use of the proceeds from the Offering, as of the date of this Prospectus, the Company cannot specify with certainty the amount of the net proceeds of the Offering which will be allocated for each purpose. Accordingly, the Company's management will have broad discretion in the application of the net proceeds. See "Use of Proceeds."

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER, BY-LAWS AND DELAWARE LAW PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK



     Following the Offering, the beneficial ownership of the High Vote Stock and % of the Membership Units by Barnes & Noble and Bertelsman will give them voting control of the Company and will have the effect of preventing a change in control of the Company without their consent. Additionally, following the Offering, the Company's Board of Directors will have the authority to issue up to five million shares of Preferred Stock without any further vote or action by the stockholders, and to determine the price, rights, preferences, privileges and restrictions, including voting rights of such shares. Since the Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the Class A Common Stock, the rights of the holders of Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any such Preferred Stock. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of the Amended Charter, including provisions that create a classified Board of Directors, and certain provisions of the Company's Amended and Restated By-laws (the "Amended By-laws") and of Delaware law could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock and Membership Units--Anti-Takeover Effects of Certain Provisions of Delaware Law and the Amended Charter and Amended By-laws."


YEAR 2000 COMPLIANCE


     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. The Company's computer equipment and software and devices with embedded technology that are date-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions. There can be no assurance that the Company's computer systems contain all necessary date code changes, or that, in the year 2000, the Company's computer systems will be compatible with third-party software that may be integrated or used in conjunction with the Company's computer systems.



     There can be no assurance that the computer systems necessary to run and maintain any of the Web sites which direct customers to the Company's online store, or computer systems of the Company's suppliers or shippers, will be year 2000 compliant. The failure of the computer systems of the Company or its suppliers, service producers or shippers to be year 2000 compliant could have a material adverse effect on the Company's business.



     Should the Company and/or its suppliers not become Year 2000 compliant, in a reasonably likely worst case scenario, consumers may not be able to access the Company's Web site without serious disruptions or there may be disruptions in shipping products purchased on the Company's Web site. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."





SHARES ELIGIBLE FOR FUTURE SALE



     The sale of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock. In addition, any such sale or perception could make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon consummation of the Offering: (i) the Company will have
a total of         shares of Common Stock outstanding, of which the
shares of Class A Common Stock sold in the Offering will be freely tradable, and
of which         shares of High Vote Stock will be "restricted" securities
within the meaning of Rule 144 under the Securities Act; and
(ii) barnesandnoble.com will have         outstanding Membership Units, of which
        will be beneficially owned by Barnes & Noble and Bertelsmann. Each share
of High Vote Stock is convertible, and each of the         Membership Units not
owned by the Company are exchangeable, into one share of Class A Common Stock at the option of the holder thereof. Any shares of Class A Common Stock into which the shares of High Vote Stock or Membership Units have been converted or exchanged will also be "restricted" securities within the meaning of Rule 144 under the Securities Act of 1933 (the "Securities Act"). Additionally, the Company has granted options to certain directors and officers
and employees of the Company to purchase an aggregate of         shares of
Class A Common Stock. The Company and certain of its officers and directors, and Barnes & Noble and Bertelsmann, the Company's controlling stockholders, who
beneficially own an aggregate of         shares of Common Stock and options to
purchase         shares of Class A Common Stock, have agreed that they will not, without the prior written consent of the representatives of the Underwriters, directly or indirectly offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any other equity security of the Company, or any securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, Common Stock or any other equity security of the Company, or enter into any agreement to do any of the foregoing, for a period of 180 days from the date of this
Prospectus. As a result of the foregoing,         shares of Class A Common Stock
reserved for issuance upon the exercise of outstanding stock options or the conversion of High Vote Stock and exchange of Membership Units not owned by the Company will become eligible for resale following such 180-day period, subject to such additional restrictions to the extent applicable and subject to
Rule 144.         million of such shares of Class A Common Stock have "demand"
and "piggyback" registration rights attached to them. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sales, will have on the market price of the Class A Common Stock from time to time or the Company's ability to raise capital through an offering of its equity securities. See "Principal Stockholders," "Description of Capital Stock and Membership Units," "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS


     The net proceeds from the sale of the             shares of Class A Common
Stock offered hereby are estimated to be $        million ($        million if
the Underwriters' over-allotment option is exercised in full) assuming an
initial public offering price of $        per share and after deducting
underwriting discounts and commissions and estimated Offering expenses.



     The Company will use the net proceeds of the Offering to acquire
            Membership Units (            Membership Units if the Underwriters'
over-allotment option is exercised in full), representing a      % (or      %,
as the case may be) ownership interest in barnesandnoble.com. The price of the Membership Units to be acquired by the Company will equal the net price of shares of the Class A Common Stock sold in the Offering. See "Underwriting."



     Net proceeds to barnesandnoble.com will be used to fund anticipated operating losses, including sales and marketing expenses and payments due under strategic alliances; enhancements to the Company's online stores and other capital expenditures; working capital; and other general corporate purposes. In addition, barnesandnoble.com may use a portion of such net proceeds to acquire or invest in complementary businesses, technologies, services or products, although there are no current agreements with respect to any such acquisitions, investments or other transactions. As of the date of this Prospectus, the Company cannot specify with certainty the particular uses for the net proceeds to be received by barnesandnoble.com upon completion of the Offering. Accordingly, the Company's management will have broad discretion in the application of the net proceeds.



     Pending utilization of the net proceeds of the Offering, barnesandnoble.com intends to invest the funds in appropriate investments as determined by the Company's management.


                                DIVIDEND POLICY


     The Company has not declared or paid any cash dividends on its capital stock since inception and barnesandnoble.com has not declared any distributions to its members since inception. Neither the Company nor barnesandnoble.com expects to pay any cash dividends or distributions for the foreseeable future, except barnesandnoble.com expects to pay distributions to its members to the extent necessary to enable such members (including the Company) to pay taxes incurred with respect to taxable income of barnesandnoble.com. The Company currently intends to retain future earnings, if any, to finance the expansion of its business.

                                 CAPITALIZATION


     The following table sets forth: (i) the actual capitalization of barnesandnoble.com as of December 31, 1998; and (ii) the capitalization of the Company as adjusted to reflect the Recapitalization and the issuance and sale by the Company of the shares of Class A Common Stock offered by the Company hereby
at an assumed initial offering price of $    per share, the receipt of the
estimated proceeds therefrom and the purchase of         Membership Units.



                                                                                           DECEMBER 31, 1998
                                                                                     ------------------------------
                                                                                      ACTUAL(1)        PRO FORMA(2)
                                                                                     --------------    ------------
                                                                                     (IN THOUSANDS)    (UNAUDITED)
Cash and cash equivalents.........................................................      $ 96,940         $
Debt..............................................................................            --               --
Minority interest.................................................................            --
Members' equity...................................................................       169,149               --
Stockholders' equity:
  Preferred Stock; $0.001 par value; 50,000,000 shares authorized; none issued and
     outstanding..................................................................            --
  Common Stock Series A; $0.001 par value; 500,000,000 shares authorized; none
     issued and outstanding on an actual basis,       issued and outstanding on a
     pro forma basis..............................................................            --
  Common Stock Series B; $0.001 par value; 100,000,000 shares authorized; none
     issued and outstanding on an actual basis,      issued and outstanding on a
     pro forma basis..............................................................            --
  Common Stock Series C; $0.001 par value; 100,000,000 shares authorized; none
     issued and outstanding on an actual basis,      issued and outstanding on a
     pro forma basis..............................................................
  Paid-in capital.................................................................
                                                                                        --------         --------
     Total stockholders' equity...................................................            --
                                                                                        --------         --------
       Total capitalization.......................................................      $169,149         $
                                                                                        --------         --------
                                                                                        --------         --------


------------------

(1) Reflects investments by members set forth in members' equity.



(2) Reflects stockholders' equity of the Company and the reclassification of member investments to minority interest.

                                    DILUTION



     The following table illustrates the dilution in pro forma net tangible book value (total assets less total liabilities) on a per share basis, assuming the exchange of all outstanding Membership Units for, and the conversion of all
outstanding shares of High Vote Stock into,       shares of Class A Common Stock
as of the date of the Offering. See "Shares Eligible for Future Sale."



Initial public offering price per share.................................................               $  00.00
  Pro forma net tangible book value per share at December 31, 1998 Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in the Offering....................................................................
                                                                                                       --------
Pro forma net tangible book value per share after the Offering..........................
                                                                                                       --------
Pro forma dilution per share to new investors assuming full conversion of all Membership
  Units into shares of Class A Common Stock.............................................               $
                                                                                                       --------
                                                                                                       --------



     The following table summarizes the relative investment in barnesandnoble.com of the existing members and the Company, giving pro forma effect to the sale of Membership Units to the Company. The foregoing table assumes no exercise of the Underwriters' over-allotment options.



                                                               MEMBERSHIP           CONSIDERATION       AVERAGE
                                                           ------------------    -------------------    PRICE PER
                                                            UNITS     PERCENT      PAID      PERCENT      UNIT
                                                           -------    -------    --------    -------    ---------
                                                                               (IN MILLIONS)
Existing members........................................                    %    $                 %     $
                                                           -------     -----     --------     -----      -------
The Company.............................................
                                                           -------     -----     --------     -----      -------
  Total.................................................               100.0%    $            100.0%     $
                                                           -------     -----     --------     -----      -------
                                                           -------     -----     --------     -----      -------

                            SELECTED FINANCIAL DATA
                           (IN THOUSANDS OF DOLLARS)



     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto appearing elsewhere in this Prospectus. The following table sets forth the historical selected data for barnesandnoble.com for the years ended December 31, 1997 and 1998. This data has been derived from the Financial Statements, which have been audited by BDO Seidman, LLP, independent certified public accountants, and are included elsewhere in this Prospectus. Also set forth below are the pro forma Statement of Operations Data for the Company for the year ended December 31, 1998, which reflects the Recapitalization and the completion of the Offering as if they had occurred on January 1, 1998, and the pro forma Balance Sheet Data for the Company as of December 31, 1998, which reflects the Recapitalization, the contribution by Bertelsmann of an additional $50 million and the completion of the Offering as if they had occurred on December 31, 1998. The operating results are not necessarily indicative of the operating results for any future period.



                                                                 BARNESANDNOBLE.COM      BARNESANDNOBLE.COM INC
                                                                         LLC
                                                                ---------------------    ----------------------
                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                ---------------------          1998
                                                                  1997         1998        PRO FORMA(1)
                                                                --------     --------    ----------------------
                                                                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales....................................................   $ 11,949     $ 61,834         $     61,834
Cost of sales................................................     10,117       47,569               47,569
                                                                --------     --------         ------------
     Gross profit............................................      1,832       14,265               14,265
                                                                --------     --------         ------------
Operating expenses:
  Marketing and sales........................................      8,855       70,423               70,423
  Product development........................................      3,256        8,532                8,532
  General and administrative.................................      3,273       19,166               19,166
                                                                --------     --------         ------------
     Total operating expenses................................     15,384       98,121               98,121
                                                                --------     --------         ------------
Operating loss...............................................    (13,552)     (83,856)             (83,856)
Interest income, net.........................................         --          708                  708
                                                                --------     --------         ------------
Loss before minority interest................................    (13,552)     (83,148)             (83,148)
Minority interest(2).........................................         --           --
                                                                --------     --------         ------------
Net loss.....................................................   $(13,552)    $(83,148)        $
                                                                --------     --------         ------------
                                                                --------     --------         ------------



                                                                AS OF DECEMBER 31,
                                                                --------------------          1998
                                                                 1997         1998        PRO FORMA(1)
                                                                -------     --------    ----------------------
                                                                                             (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents....................................   $    --     $ 96,940          $
Working capital..............................................     3,176       78,681
Total assets.................................................    26,327      202,144
Minority interest(3).........................................        --           --
Equity(4)....................................................   $19,213     $169,149          $


------------------

(1) Reflects the structure of the Company as of the date of the completion of the Offering, the Recapitalization, the contribution by Bertelsmann of an additional $50 million and the issuance and sale by barnesandnoble.com of
              Membership Units to the Company in exchange for the estimated net proceeds of the Offering. See "Corporate History and Recapitalization."



(2) Represents the   % allocation of loss to Barnes & Noble and Bertelsmann.



(3) Includes the reclassification of the equity interest of Barnes & Noble and Bertelsmann to minority interest, and the additional $50 million contribution by Bertelsmann.



(4) The actual amounts as of December 31, 1997 and December 31, 1998 reflect the members' equity of barnesandnoble.com. The pro forma amount reflects the reclassification of members' equity to minority interest, and stockholders' equity of the Company after the Offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The Company, pursuant to the terms of the Operating Agreement, is a holding company that will act as the sole Manager of, and will control, barnesandnoble.com and, as of the date of the Prospectus, has no other business. See "Management--Governance Documents." The following is a discussion of the operations of barnesandnoble.com and should be read in conjunction with the Financial Statements of barnesandnoble.com and related Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus.


OVERVIEW


     In 1996, recognizing increasing opportunities in the e-commerce market, Barnes & Noble began expending significant resources to enter this market. The Company was originally incorporated on January 14, 1997 in the State of Delaware and launched its initial online store in March 1997. See "Corporate History and Recapitalization."



     Since its incorporation, the Company has incurred significant net losses primarily as a result of development costs associated with opening its online stores and its marketing efforts, which include payments to strategic alliance partners, such as AOL, Microsoft and Lycos, as well as payments made for advertising. As of December 31, 1998, the Company had accumulated net losses of $96.7 million. As it seeks to aggressively expand the business of its online stores, the Company believes that its operating expenses will significantly increase as a result of the financial commitments related to the development of marketing channels, future strategic relationships, and enhancements to its online stores and other capital expenditures. The Company expects that it will continue to incur losses and generate negative cash flow from operations for the foreseeable future. Since the Company has relatively low gross margins compared to traditional "bricks and mortar" retailers, the ability of the Company to enhance profitability depends upon its ability to substantially increase its net sales. In view of the rapidly changing nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its operating results, including the Company's gross profit margin and operating expenses as a percentage of sales, are not necessarily meaningful and should not be relied upon as an indication of future performance.



     The financial information included herein may not necessarily be indicative of the financial position, results of operations and cash flows had the Company been operating as a separate stand-alone company during the periods presented.

RESULTS OF OPERATIONS


     The following table sets forth statement of operations data as a percentage of net sales for the periods indicated:


                                                                                        YEAR ENDED DECEMBER 31,
                                                                                        -----------------------
                                                                                         1997             1998
                                                                                        ------           ------
STATEMENT OF OPERATIONS DATA:
Net sales............................................................................    100.0%           100.0%
Cost of sales........................................................................     84.7             76.9
                                                                                        ------           ------
Gross profit.........................................................................     15.3             23.1
Operating expenses:
  Marketing and sales................................................................     74.1            113.9
  Product development................................................................     27.2             13.8
  General and administrative.........................................................     27.4             31.0
                                                                                        ------           ------
     Total operating expenses........................................................    128.7            158.7
                                                                                        ------           ------
Operating loss.......................................................................   (113.4)          (135.6)
Interest income net..................................................................       --              1.1
                                                                                        ------           ------
Net Loss.............................................................................   (113.4)%         (134.5)%
                                                                                        ------           ------
                                                                                        ------           ------


NET SALES


     Net sales include the sale of books and related products, net of returns (which are not significant), and outbound shipping charges. The Company launched its initial online store in March 1997, when it became the exclusive bookseller in AOL's Marketplace. Net sales increased 419% from $11.9 million for the year ended December 31, 1997 to $61.8 million for the year ended December 31, 1998. The increase was primarily attributed to a significant increase in units sold due to the growth of the Company's online stores and the related customer base. International sales represented 9.9% and 10.0% of net sales for the year ended December 31, 1997 and December 31, 1998, respectively.


COST OF SALES


     Cost of sales consists primarily of the cost of merchandise sold and outbound and inbound shipping costs. Cost of sales increased substantially in absolute dollars in the year ended December 31, 1998 compared with the year ended December 31, 1997, due to the Company's increased sales volume. As a percentage of sales, cost of sales decreased from 84.7% for the year ended December 31, 1997 to 76.9% for the comparable period in 1998. The improvement is primarily attributed to the increase in the percentage of purchases made through the Barnes & Noble distribution facility, which increased from 38.5% in the year ended December 31, 1997 to 60.3% in the year ended December 31, 1998. In the future, the Company may expand or increase the discount it offers to its customers as well as expand its product offerings to areas which may have lower gross margins than its existing business.





MARKETING AND SALES EXPENSES



     Marketing and sales expenses consist of expenditures related to advertising and promotion, public relations and payroll and related expenses for personnel engaged in marketing, selling and fulfillment activities. Marketing and sales expenses increased 691% from $8.9 million for the year ended December 31, 1997 to $70.4 million for the year ended December 31, 1998. This increase was primarily due to the Company's aggressive marketing and branding campaign which was commenced in 1998 and included advertising and promotional expenditures, costs associated with strategic marketing agreements with leading high-traffic Web sites and AOL, and increased personnel and related expenses required to implement the Company's marketing strategy and to fulfill the increased sales volume. The Company expects to continue this campaign and, accordingly, the Company anticipates marketing and sales expenses to increase significantly in absolute dollars although not by as great a percentage change. For a discussion of costs associated with material marketing agreements, see "--Liquidity and Capital Resources."


PRODUCT DEVELOPMENT EXPENSES


     Product development expenses consist principally of payroll and related expenses for development, editorial and network operations personnel and consultants, systems and telecommunications infrastructure and costs of licensed content and updates thereto. Product development expense increased 158% from $3.3 million for the year ended December 31, 1997 to $8.5 million for the year ended December 31, 1998. This increase was primarily due to increased staffing and associated costs related to building and enhancing the features, content and functionality of the Company's online stores and transaction-processing systems, as well as increased investment in systems and telecommunications infrastructure. The Company expects product development expenses to increase in absolute dollars as the Company continues to enhance the customer online shopping experience, expand its staff and incur additional costs related to the growth of its business.


GENERAL AND ADMINISTRATIVE EXPENSES


     General and administrative expenses consist of payroll and related expenses for executive, accounting and administrative personnel, recruiting, professional fees, other general corporate expenses, depreciation and amortization and the allocation of costs from Barnes & Noble in accordance with the Services Agreements. General and administrative expenses increased 482% from $3.3 million for the year ended December 31, 1997 to $19.2 million for the year ended December 31, 1998. This increase was primarily due to increased salaries and related expenses associated with the recruiting and hiring of additional personnel and a $4.5 million increase in depreciation and amortization. The Company expects general and administrative expenses to continue to increase in absolute dollars as the Company expands its staff and incurs additional costs to support the growth of its business.





INTEREST INCOME, NET



     Net interest income on cash, cash equivalent and short-term investments of $0.7 million in 1998 was recorded subsequent to the Formation Transaction and the investment by Bertelsmann in the Company.


NET LOSS


     As a result of the factors discussed above, the Company's net loss increased 511% from $13.6 million for the year ended December 31, 1997 to $83.1 million for the year ended December 31, 1998.


QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY


     The following table sets forth certain unaudited quarterly statement of operations data for the eight quarters ended December 31, 1998. This unaudited quarterly information has been derived from unaudited financial statements of the Company and, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with the Financial Statements and the notes thereto. The operating results for the quarter are not necessarily indicative of the operating results for any future period.

                                                                         QUARTER ENDED
                                                                          (UNAUDITED)
                              ----------------------------------------------------------------------------------------------------
                              MARCH 31,  JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,    JUNE 30,  SEPTEMBER 30,  DECEMBER 31,
                                1997       1997       1997           1997         1998         1998       1998           1998
                              ---------  --------  -------------  ------------  ---------    --------  -------------  ------------
                                                                         (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales....................  $    44   $ 1,593     $   3,252      $  7,060    $  9,013     $ 11,380    $  15,561      $ 25,880
Cost of sales................       49     1,384         2,726         5,958       7,003        8,733       12,001        19,832
                               -------   --------    ---------      --------    ---------    --------    ---------      --------
Gross profit.................       (5)      209           526         1,102       2,010        2,647        3,560         6,048
                               -------   --------    ---------      --------    ---------    --------    ---------      --------
Operating expenses:
 Marketing and sales.........       81       413         2,954         5,407       6,613       19,471       14,685        29,654
 Product
   development...............       74       458         1,098         1,626       1,804        2,129        2,046         2,553
 General and
   administrative............       23       154         1,336         1,760       3,089        4,782        5,397         5,898
                               -------   --------    ---------      --------    ---------    --------    ---------      --------
Total operating expenses.....      178     1,025         5,388         8,793      11,506       26,382       22,128        38,105
                               -------   --------    ---------      --------    ---------    --------    ---------      --------
Operating loss...............     (183)     (816)       (4,862)       (7,691)     (9,496)     (23,735)     (18,568)      (32,057)
Interest income, net ........       --        --            --            --          --           --           --           708
                               -------   --------    ---------      --------    ---------    --------    ---------      --------
Net loss.....................  $  (183)  $  (816)    $  (4,862)     $ (7,691)   $ (9,496)    $(23,735)   $ (18,568)     $(31,349)
                               -------   --------    ---------      --------    ---------    --------    ---------      --------
                               -------   --------    ---------      --------    ---------    --------    ---------      --------


                                                                         QUARTER ENDED
                                                                          (UNAUDITED)
                              ----------------------------------------------------------------------------------------------------
                              MARCH 31,  JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,    JUNE 30,  SEPTEMBER 30,  DECEMBER 31,
                                1997       1997       1997           1997         1998         1998       1998           1998
                              ---------  --------  -------------  ------------  ---------    --------  -------------  ------------
AS A PERCENTAGE OF NET SALES:
Net sales....................    100.0%    100.0%        100.0%        100.0%      100.0%       100.0%       100.0%        100.0%
Cost of sales................    111.4      86.9          83.8          84.4        77.7         76.7         77.1          76.6
                               -------   --------    ---------      --------    ---------    --------    ---------      --------
 Gross margin................    (11.4)     13.1          16.2          15.6        22.3         23.3         22.9          23.4
                               -------   --------    ---------      --------    ---------    --------    ---------      --------
Operating expenses:
 Marketing and sales.........    184.1      25.9          90.8          76.6        73.4        171.1         94.4         114.6
 Product development.........    168.2      28.8          33.8          23.0        20.0         18.7         13.1           9.9
 General and
   administrative............     52.2       9.6          41.1          24.9        34.3         42.1         34.7          22.8
                               -------   --------    ---------      --------    ---------    --------    ---------      --------
Total operating expenses.....    404.5      64.3         165.7         124.5       127.7        231.9        142.2         147.3
                               -------   --------    ---------      --------    ---------    --------    ---------      --------
Operating loss...............   (415.9)    (51.2)       (149.5)       (108.9)     (105.4)      (208.6)      (119.3)       (123.9)
Interest income, net.........       --        --            --            --          --           --           --           2.8
                               -------   --------    ---------      --------    ---------    --------    ---------      --------
Net loss.....................   (415.9)%   (51.2)%      (149.5)%      (108.9)%    (105.4)%     (208.6)%      (119.3)%     (121.1)%
                               -------   --------    ---------      --------    ---------    --------    ---------      --------
                               -------   --------    ---------      --------    ---------    --------    ---------      --------



     The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include: (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction; (ii) the Company's ability to acquire product and to manage fulfillment operations; (iii) the Company's ability to maintain gross margins in its existing business and in future product lines and markets; (iv) the development, announcement, or introduction of new sites, services and products by the Company and its competitors; (v) price competition; (vi) the Company's ability to upgrade and develop its systems and infrastructure; (vii) the level of use of the Internet and increasing consumer acceptance of the Internet for the purchase of consumer products such as those offered by the Company;
(viii) the Company's ability to attract new and qualified personnel in a timely and effective manner; (ix) the level of traffic on the Company's online store;
(x) the Company's ability to manage effectively its development of new business segments and markets; (xi) the Company's ability to successfully manage the integration of operations and technology of acquisitions and other business combinations; (xii) technical difficulties, system downtime or Internet brownouts; (xiii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure; (xiv) the level of returns experienced by the Company; (xv) governmental regulation and taxation policies; (xvi) disruptions in service by common carriers due to strikes or otherwise; and (xvii) general economic conditions and economic conditions specific to the Internet, e-commerce and the book industry. Additionally, the Company expects that it will experience seasonality in its business, reflecting a combination of seasonal fluctuations in Internet usage and traditional retail seasonality patterns.



     Through October 31, 1998 the Company, as a wholly-owned subsidiary, was included in Barnes & Noble's U.S. consolidated income tax returns. As such, any benefit for income taxes due to losses generated by the Company were realized by Barnes & Noble. Effective November 1, 1998 the

Company, as a result of the Formation Transaction, was no longer a subsidiary of Barnes & Noble and as a limited liability company is not considered a taxable entity for Federal income tax purposes and most state income tax purposes. Any taxable income or losses recorded subsequent to the Formation Transaction are reported by the members on their respective income tax returns. As result of the Formation Transaction, no tax benefits have been allocated to the Company for its losses for all periods presented.


LIQUIDITY AND CAPITAL RESOURCES


     Net cash flows used by operating activities were $14.4 million in 1997 and $54.7 million in 1998. Cash used in operating activities in 1997 was attributable to a net loss of $13.6 million and increases in prepaid expenses and other current assets of $9.2 million, partially offset by increases in accounts payable and accrued liabilities as well as depreciation and amortization. Cash used by operating activities in 1998 was attributable to a net loss of $83.1 million partially offset by increases in payables to affiliates and accrued liabilities as well as depreciation and amortization.



     Net cash flows used by investing activities were $18.3 million and $81.5 million in 1997 and 1998, respectively. The increase in 1997 was primarily attributable to purchases of fixed assets. The increase in 1998 was attributable to purchases of fixed assets and an increase of $50.4 million in restricted cash. For a discussion of restricted cash, see "Note 2 of Notes to Financial Statements of barnesandnoble.com."



     Net cash flows from financing activities of $32.8 million and $233.1 million in 1997 and 1998, respectively, resulted from member contributions to barnesandnoble.com.



     On November 1, 1997, the Company and AOL formed a strategic alliance pursuant to an Interactive Marketing Agreement (the "AOL Agreement") which provides for the Company to be featured as the exclusive online book retailer within AOL's Shopping Channel. The AOL Agreement also gives the Company an extensive package of placements and visibility throughout the AOL service. In consideration of the marketing, promotion, advertising and other services AOL will provide under the AOL Agreement, the Company will pay AOL a total of $40.0 million over the term of the AOL Agreement, of which $8.0 million has been paid as of December 31, 1998, $10.0 million will be paid for in 1999 and $11.0 million will be paid in each of 2000 and 2001. The Company expects to amortize the costs associated with the AOL Agreement over the contract term of four years.



     On July 31, 1997, the Company entered into a three-year exclusive agreement with Lycos (the "Lycos Agreement"), pursuant to which Lycos' Web site is linked to the Company's online stores on the Web. Under the Lycos Agreement, visitors to Lycos' Web site may readily access the Company's online stores on the Web, which is promoted by Lycos using content provided by the Company, for the online purchase of books and related information. The Lycos Agreement provides for the Company to pay Lycos an annual fee of $4.5 million per year through the year 2000. In addition, the Company is required to pay Lycos a percentage of all revenues received from orders initiated from the Lycos Web site to the extent that such percentage exceeds the annual fee in any given year. Pursuant to the terms of the Lycos Agreement, Lycos is obligated to offer the Company the right of first refusal to negotiate with Lycos for renewal of the Lycos Agreement.



     On October 1, 1998, the Company entered into a one-year e-commerce merchant agreement with Microsoft Corporation (the "MSN Agreement"), pursuant to which MSN.com's portal site is linked to the Company's online stores. The agreement also provides the Company with a broad set of feature placements throughout MSN.com. In consideration of the services provided under the MSN Agreement, the Company has paid Microsoft $3.0 million. In addition, the Company is required to pay Microsoft a percentage of all revenues generated through links from MSN.com, with all payments of fees first credited against the initial payment of $3.0 million.



     A 1992 Supreme Court decision confirmed that the Commerce Clause of the United States Constitution prevents a state from requiring the collection of its sales and use tax by a mail-order company unless such company has a physical presence in the state. However there continues to be uncertainty due to inconsistent application of the Supreme Court decision by state and federal courts. The Company attempts to conduct its operations with its interpretation of the applicable legal standard, but there can be no assurance that such compliance will not be challenged. In recent challenges, various states have sought to require companies to begin collection of sale and use taxes and/or pay taxes from previous sales. As of the date of this Prospectus, the Company has not received assessments from any state. The Supreme Court decision also established that Congress has the power to enact legislation which would permit states to require collection of sales and use taxes by mail-order companies. Congress has from time to time considered proposals for such legislation. The Company anticipates that any legislative change, if adopted, would be applied on a prospective basis. While there is no case law on the issue, the Company believes that this analysis would also apply to its online business. Recently several states and local jurisdictions have expressed an interest in taxing e-commerce companies who do not have any contacts with their jurisdictions other than selling products online to customers in such jurisdictions. The Internet Tax Freedom Act imposed a moratorium on new taxes or levies on e-commerce for a three-year period. However, there is a possibility that Congress may not renew this legislation in 2001. Any such taxes could have an adverse effect on e-commerce, including the Company's business. See "Risk Factors--Sales and Other Taxes."



     The Company's capital requirements depend on numerous factors, including the rate of market acceptance of the Company's online stores, the ability to expand the Company's customer base, the cost of upgrades to its online stores, the level of expenditures for sales and marketing, the level of investment in distribution and other factors. The timing and amount of such capital requirements cannot accurately be predicted. Additionally, the Company will continue to evaluate possible investments in businesses, products and technologies, and plans to expand its sales and marketing programs and conduct more aggressive brand promotions. The Company believes that the net proceeds from the Offering, the $50 million additional capital contribution which Bertelsmann has agreed to contribute prior to the Offering, the Company's
$135 million of current cash and its operating revenue will be sufficient to meet anticipated cash needs for at least the next 12 months.


YEAR 2000


     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. The Company's computer equipment and software and devices with embedded technology that are date-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This "Year 2000" issue potentially affects all individuals and companies (including the Company, its customers, business partners, vendors, suppliers, service providers and banks) using computer systems.



     The Company is continuing its comprehensive evaluation of all computer systems and microprocessors to ensure that they are all Year 2000 compliant. Since the Company's systems and software are relatively new, substantially all are prepared for the year 2000. All programming for the Web site has occurred in the last two years with full awareness of year 2000 issues.



     Management does not anticipate that the Company will incur material operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. Most expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation process and year 2000 generally.



     In addition, communications are ongoing with other companies that have systems which interface with those of the Company to determine the extent to which those companies are addressing their Year 2000 compliance. The Company is developing contingency plans which identify alternative vendors, suppliers, service providers and shippers in the event current vendors, suppliers, service providers or shippers suffer significant disruption as a result of Year 2000 compliance failures.


     Should some of the Company's systems not be available due to Year 2000 problems, in a reasonably likely worst case scenario, the Company may experience significant delays in its ability to perform certain functions, but does not expect an inability to perform critical functions or to otherwise conduct its business.

                                    BUSINESS





GENERAL



     The Company is a holding company that will act as sole Manager of barnesandnoble.com and will have no other business. The business of barnesandnoble.com is described below.



     The Company is a leading online retailer of books and complementary information, entertainment and intellectual property-based products. Since opening its initial online store in March 1997, the Company has sold products to over 1.5 million customers in 181 countries. The Company has created a model for e-commerce based upon a compelling value proposition. The Company's suite of online stores is anchored by its online bookstore, and also includes online stores offering software, magazines, music and video products, all seamlessly integrated within the Company's Web site located at www.barnesandnoble.com. The Company's online bookstore, which contains over 8 million books, offers customers an easy-to-search catalog of virtually every book currently in print, as well as an extended searchable catalog of millions of out-of-print, pre-owned and rare books. The Company has the largest in-stock position of books available for immediate shipping to customers. In addition to what the Company believes is its unparalleled selection of books as compared to that available from other online retailers, the Company offers its customers fast delivery, deep discounts, easy and secure ordering, rich editorial content and community experience.



     According to Media Metrix, in December 1998 the Company's Web site was the fourth most trafficked shopping site and was among the top 25 largest sites on the Internet on an overall basis, and was ranked as one of 1998's fastest growing Internet sites. Exclusive distribution and co-marketing agreements with major Web portals and content sites, such as AOL, Microsoft and Lycos, have extended the Company's brand and consumer exposure to its online stores. The Company has also established a network of remote storefronts across the Internet by creating direct links with over 75,000 affiliate Web sites.



     During 1998, the Company introduced many major enhancements to its online stores, including Express Lanesm one-click ordering, a powerful and user friendly search engine, email book reviews and product-notification services, software and magazine stores, a gift center and bargain books store and online gift certificates. Also during 1998, the Company established an out-of-print book service and began to add music and video to its product offerings, initiatives scheduled to be fully rolled out during 1999.



     The Company believes that its relationships with Barnes & Noble, the world's largest bookseller, and Bertelsmann, one of the world's largest media companies, provide it with meaningful advantages relative to other online retailers in its category, including:



          o The superior brand recognition of the Barnes & Noble trade name, which is a strong motivating factor in attracting customers, especially with regard to the post-early adopter market of consumers who have yet to make an online purchase;



          o The use of Barnes & Noble's state-of-the-art distribution center as its primary product supplier, which enables the Company to:
            (i) offer over 750,000 in-stock book titles for fast delivery, representing the largest standing inventory of any online bookseller; (ii) offer such a large selection without needing to make any investment in inventory and the ongoing expense related to the management of such inventory; and (iii) benefit from a higher gross margin as the Company sources significantly less merchandise through wholesalers;



          o The enterprise value of Barnes & Noble and Bertelsmann, including Barnes & Noble's network of over 500 retail superstores and Bertelsmann's position as one of the largest integrated media companies in the world, which provides an important and leverageable advantage in negotiating with online portals, distribution partners, content and media companies as well as with other strategic partners;

          o The ability to conduct cross-marketing, co-promotion and customer acquisition programs with Bertelsmann's U.S. book clubs, which will provide the Company with: (i) access to millions of established book buyers; (ii) the opportunity to directly promote its online store to this vast audience of proven buyers; and (iii) a potential new stream of customers that it will be able to acquire at a significantly lower acquisition cost as compared to customers acquired via its other marketing channels;



          o The potential ability to directly link and cross-promote the Company's online stores with the online stores operated by BOL in the United Kingdom, Germany, France, the Netherlands and Italy, which will enable the Company to more rapidly acquire new streams of international customers, as well as to offer its existing customer base access to a vast selection of foreign language books, which the Company believes will help it further strengthen customer loyalty and repeat business; and



          o Ongoing access to the substantial bookselling and direct marketing knowledge and experience of the management of Barnes & Noble and Bertelsmann.


INDUSTRY BACKGROUND


     E-COMMERCE. The new arena of e-commerce provides retailers with the opportunity to serve a rapidly growing market because consumers are increasingly accepting the Internet as an alternative shopping channel. The Internet is becoming an increasingly accepted method of purchasing goods among consumers. According to Jupiter Communications, an independent media research firm, as of the end of 1998 almost 10 million U.S. households have made at least one online purchase and by the end of 2002 this population is expected to grow to approximately 36.5 million, representing nearly 60 percent of overall U.S. online households. The Company believes that these figures will grow substantially as Internet use becomes easier and more pleasurable through higher-speed access and less expensive and alternative Internet access devices.



     The Internet also provides e-commerce companies with an opportunity to serve a global market. Jupiter Communications estimates that the number of Internet connected households worldwide will grow from approximately 45 million at the end of 1998 to approximately 66 million by the end of 2000. IDC estimates that the number of Web users worldwide will exceed 95 million by the end of 1998 and will grow to over 315 million users by the end of 2002. The Company's growth rate may be different.



     THE BOOK INDUSTRY. The size of the U.S. consumer book market, according to Veronis Suhler, an investment banking firm specializing in, among other things, the publishing industry, was $15.4 billion in 1997 and is expected to grow to $16.4 billion by the year 2000. Worldwide book sales, according to Euromonitor, were approximately $82 billion in 1996 and are expected to grow to approximately $90 billion by the year 2000. The Company's early history with non-U.S. consumers indicates that the demand for U.S. published books abroad is large and relatively untapped.



     ONLINE SHOPPING FORECAST. Industry analysts, including Forrester Research and Jupiter Communications, forecast continued and accelerating acceptance of the Internet as a channel that consumers will turn to for a wide range of products. Within the categories where the Company has placed its primary focus, namely books and complementary information-based products such as music, video and software, industry analysts forecast a large and rapidly growing market for online sales. Forrester Research estimates that U.S. online sales of books will grow to nearly $3 billion by 2002. In addition, Forrester Research estimates U.S. online sales in 2002 for music to be $1.9 billion, software to be $2.8 billion and video to be $976 million.



     PRODUCTS THAT ARE WELL SUITED FOR E-COMMERCE. The book, music, video and software businesses are particularly well suited for e-commerce because an online store has virtually unlimited shelf space and can offer consumers anywhere the convenience of browsing through vast product information databases. The use of sophisticated search engines and personalized services enables users to locate books and music, for example, with unparalleled convenience and speed and to get advance notice about titles in their areas of personal interest. Editorial content, such as synopses, excerpts, reviews and editorial recommendations, and in the case of music, downloadable sound samples, make for a more-educated and entertaining purchasing decision. The Company believes that the presence of online stores on consumers' desktops will, in and of itself, stimulate demand and expand the marketplace. Additionally, the Company believes that new technology, such as portable electronic books and print-on-demand publishing, will greatly add to the range of content that an online retailer can offer.


BUSINESS STRATEGY


     The Company seeks to become the leading online retailer for consumers who want to purchase books and complementary information-based products. To achieve this objective, the Company has focused its efforts on providing the highest possible levels of value and service, which it believes are reflected in the completeness of its product selection, the ease-of-use of its Web site, the prices of its products and the speed of delivery it can offer its customers. While the principal focus of the Company will be online bookselling, it will continue to seek opportunities that expand its product offering to complementary information, entertainment and intellectual property-based products, and to present them to customers with the highest contextual relevance. It is the Company's goal to be recognized as the most innovative and customer-focused of e-commerce merchants, making online purchasing a simple, personal and gratifying experience that results in the highest levels of customer loyalty.



     Central to achieving these objectives, the Company's operating strategy is focused on rapidly extending its brand and scaling its customer and revenue base by:



          CONTINUALLY ENHANCING THE USER EXPERIENCE. The Company is committed to making every aspect of browsing and shopping in its online stores an easy and pleasurable experience. It makes continual efforts to improve the design, layout and navigation of all elements of its Web site, as well as to ensure that the site's performance metrics are competitive, especially with regard to page download times and the speed of all search functions. The Company also strives to make the entire ordering and checkout process easy, intuitive, fast and secure.



          OFFERING A LARGE PRODUCT SELECTION AND FAST DELIVERY. The Company offers more books, currently over 8 million, than any other online bookseller. This includes virtually every English language book currently in print as well as millions of out-of-print, pre-owned and rare books. The Company's online databases act as a highly searchable catalog for the spectrum of English language books. The Company, through Barnes & Noble, maintains the largest in-stock position of any online bookseller, enabling it to uniquely serve customers by having over 750,000 titles available for immediate shipping. During 1999, as the Company expands its product offering into music and video, it will adopt a similar strategy of having extensive music and video titles available for fast delivery to customers.



          EXPANDING ITS PRODUCT OFFERING. The Company intends to be the best place to buy books online as well as the most authoritative source for information about books and authors. While its major focus is and will be selling books, the Company believes that offering complementary information products, such as magazines, software, music and videos, is a natural extension of bookselling. The Company launched its magazine and software online stores during 1998, and began a limited introduction of music and video products in late 1998, with a full rollout scheduled for 1999. Furthermore, the Company believes that its entire range of technologies, inclusive of its database and search engine, automated shopping cart, Express Lanesm one-click ordering system and related EDI interfaces with vendors will enable it to position itself as a delivery mechanism for downloadable content, such as electronic books.



          BUILDING BRAND AWARENESS AND DRIVING CUSTOMER ACQUISITION THROUGH ADVERTISING AND PROMOTION. The Company will continue to invest in building its online brand and in communicating the benefits and convenience of shopping at its online stores. The Company believes that it is well positioned to benefit from the large post-early-adopter market that is now beginning to come online, many of whom have yet to make their first online purchase. A variety of media, including online, radio, television, print and outdoor advertising, will be selectively deployed in 1999 to further the Company's goal of rapidly growing its customer base, which as of March 1, 1999, stood at approximately 1.5 million customers. The Company will also benefit from cross-marketing with Barnes & Noble retail stores, wherever possible, as well as from cross-marketing with Bertelsmann's U.S. book clubs and with BOL in Europe. In all of its advertising and promotion initiatives, the Company seeks to continuously drive down new customer acquisition costs, as well as to get customers to return to its site more frequently and to increase the size of their average purchase per visit.



          LEVERAGING ITS RELATIONSHIP WITH BARNES & NOBLE. The Company believes that its relationship with Barnes & Noble provides it with inherent advantages over strictly online booksellers, including being able to use the Barnes & Noble state-of-the-art distribution center as its primary supplier, leverage its well-respected brand name and utilize the substantial bookselling experience of its management. The Company additionally has access to the Barnes & Noble data warehouse, which compiles consumer purchasing data from over 1,000 stores (which generated over $3 billion in 1998 annual sales) and is the single largest repository of data about U.S. consumer book purchasing habits. In addition to such benefits, this relationship also raises the potential of certain conflicts of interest, as well as certain restrictions on the Company's business. See "Risk Factors--Potential Conflicts of Interest with Barnes & Noble and Bertelsmann" and "Management--Governance Documents."



          LEVERAGING ITS RELATIONSHIP WITH BERTELSMANN. The Company intends to conduct various cross-marketing, co-promotion and customer acquisition programs with Bertelsmann's U.S. book clubs. These programs will provide the Company with access to millions of established book buyers. The Company will also directly link and cross-promote its Web site with those of BOL, which has country and language-specific sites in the United Kingdom, Germany, France, the Netherlands and Italy. The Company believes that these programs will generate both new customers and new revenue streams. In addition to such benefits, this relationship also raises the potential of certain conflicts of interest, as well as certain restrictions on the Company's business. See "Risk Factors--Potential Conflicts of Interest with Barnes & Noble and Bertelsmann" and "Management--Governance Documents."



          STRENGTHENING AND EXPANDING STRATEGIC ALLIANCES. The Company will continue to provide its major strategic partners with merchandising support, strengthening their ability to generate sales for the Company and to promote the Company's brand. The Company also believes that its connection to Barnes & Noble and Bertelsmann enables it to negotiate more competitively for new strategic and marketing partners as major media and content companies place a high value on the connection to the entire Barnes & Noble/Bertelsmann enterprise.



          PURSUING ACQUISITIONS. The Company will also pursue acquisitions, joint ventures and other similar strategic investments and relationships with complementary businesses and companies in order to augment or expand its current offerings. While the Company is continually examining those possibilities, it has not entered into any agreements with respect to any such acquisitions, joint ventures or strategic investments. There can be no assurance that any acquisition will be successful or that companies acquired by the Company will be profitable.



          INCREASING THE NUMBER OF WEB SITES IN ITS AFFILIATE NETWORK. The Company's affiliate network, which was launched in October 1997, currently has over 75,000 affiliates and is growing at a rate of approximately 1,000 affiliates per week. The Company believes that its affiliate program goes beyond that of its competitors because it couples high commissions with strong technology tools, with such features as online, real-time sales reporting.



          CONTINUING TO INVEST IN TECHNOLOGY. The Company believes that it currently utilizes a state-of-the-art interactive e-commerce platform. The Company plans to continue to invest in technologies that improve its ability to support its future growth while offering customers the most convenient, user-friendly and secure online shopping experience possible. In particular, the Company plans to invest in technologies that serve to enhance its ability to conduct personalized one-to-one marketing.

THE COMPANY'S ONLINE STORES



     The principal focus of the Company will be online bookselling, but it will continue to seek out opportunities to expand its product offering to complementary information, entertainment and intellectual property-based products, and to present them to customers with the highest contextual relevance. Accordingly, in addition to its online bookstore the Company provides online stores for software, magazines, music, video and other information-based products of a complementary nature. All of its online stores are seamlessly integrated and presented to customers within the Company's single Web site. The Company's initial online bookstore, launched in 1997, was augmented by the introduction of a magazine store and a software store in 1998. Music and video products were introduced in limited scale in late 1998, with full rollouts planned for 1999.


     The Company believes that the following factors make its online bookstore an easy and convenient way to shop for books:


          LARGE SELECTION. The Company's online database lists virtually every book in print, offering over one million titles from over 30,000 publishers. The Company's recently enhanced search engine and sort capabilities allow consumers to search and browse through the vast database in an intuitive and easy way, with accurate and meaningful results received on virtually every search. In October 1998, pursuant to an exclusive Agreement with Advanced Book Exchange, Inc. (the "ABE Agreement"), the Company introduced its out-of-print book service, which now includes millions of rare, pre-owned, hard-to-find and out-of-print books. The ABE Agreement may be terminated by either party upon 180 days prior written notice, at which time the Company would turn to one of several other vendors for this service. The Company's combined in-print/out-of-print book selection is currently over 8 million.



          LARGE STANDING INVENTORY FOR FAST DELIVERY. The Company believes that consumers will increasingly demand an assured in-stock position and fast delivery from online booksellers. It also believes that the Company offers the fastest delivery on the largest number of titles of any online bookseller, because the Barnes & Noble distribution center is able to provide the Company with immediate shipment on over 750,000 titles.



          DEEP DISCOUNTS. The Company was the first online bookseller to introduce deep discounts. It offers most in-stock hard cover books at a 30% discount off publishers' list prices and most in-stock paperbacks at a 20% discount off publishers' list prices. The Company also offers what it believes to be the largest selection of bargain book titles with thousands of titles available at discounts up to 90% off publishers' list prices.



          EASY AND SECURE ORDERING. The Company guarantees that all transactions are safe and secure. The Company has created a set of applications that allow customers to establish an account to store an address book, credit card information and shipping preferences. Once the account has been established, the customer can either shop the traditional e-commerce path by adding items to their shopping cart or use the Company's proprietary Express Lanesm one-click ordering feature.



          RICH EDITORIAL CONTENT. The Company strives to provide its users with the most accurate and authoritative online database about books and authors. The Company's online database currently includes editorial content such as synopses, book reviews, author biographies and user reviews on over 650,000 titles. Included in this content are book reviews from many respected industry sources, such as The New York Times Book Review, Publisher's Weekly and Kirkus Reviews. The Company's Web site recently introduced a microsite featuring the highly acclaimed 'Reader's Catalog', a listing of over 40,000 recommended titles, individually selected and reviewed by an editorial board under the supervision of the New York Review of Books. The Company's in-house group of editorial experts also write and commission feature articles, columns and interviews.



          ONLINE COMMUNITY. The Company has introduced author chats to its online bookstore that are a natural extension of the type of community building activities pioneered in Barnes & Noble's superstores. It was the first online bookseller to introduce a regular series of real-time author chats, and since going online, over 300 authors from a wide variety of literary genres have participated in these events, including Kurt Vonnegut, Esther Dyson, Frank McCourt and Anna Quindlen. The Company also encourages users to write their own book reviews. As a result, the Company's Web site contains thousands of reader reviews.



          PERSONALIZED SERVICES. The Company's e-nnouncementssm program allows users to sign up for free e-mail book reviews. Users sign up by area of interest and receive monthly bulletins about new and noteworthy publications, handpicked by the Company's editors. The Company is pursuing advanced personalization applications using collaborative filtering and other technologies and expects that it will eventually be able to provide its customers with customized "personal bookstores" based upon their expressed personal preferences and purchasing history.



          HIGH LEVEL OF CUSTOMER SERVICE. The Company believes that high levels of customer service and support are critical to retain and expand its customer base. It monitors orders from the time they are placed through delivery by providing numerous points of electronic, telephonic and personal communication to its customers. The Company's customer service representatives are available seven days a week and maintain constant customer service availability via e-mail.



     The Company's magazine store currently offers customers the ability to obtain subscriptions to over 500 magazines in 25 categories. The Company guarantees that it offers the lowest publisher-authorized subscription prices available to consumers anywhere on the Internet.



     The Company's software store currently offers over 2,000 software titles in eight major categories, including software for business and productivity, games, kids and entertainment and for home and reference. The over 2,000 titles that the Company offers encompasses a title mix that represents 80% of all of the software sold in the U.S.



     During 1999, the Company plans to expand its offering of music and videos by introducing online music and video stores, as well as other complementary information and entertainment-based products.


MARKETING AND PROMOTION


     ONLINE STRATEGIC ALLIANCES. Since inception, the Company has aggressively pursued strategic alliances with premier online companies and high-traffic Web sites in order to drive traffic to its online stores. The Company believes that its affiliation with Barnes & Noble and Bertelsmann greatly facilitates its ability to enter into agreements with many high profile portal and content sites. The Company's largest strategic alliance is with AOL. In November 1997, it entered into a four-year agreement with AOL to be the exclusive bookseller on AOL's commercial service, which is the largest online service of any kind, serving approximately 16 million members. The Company has also entered into exclusive strategic alliances with Microsoft, Lycos, ZDNet, Disney, The New York Times, CNN, TicketMaster, Pathfinder and USA Today. See "Management's Discussion and Analysis of Financial Condition--Liquidity and Capital Resources."



     AFFILIATE NETWORK. In addition to securing alliances with high-traffic Web sites, the Company has established an affiliate network consisting of over 75,000 Web sites operated by third parties, whereby Web sites can earn commissions by linking users from their site to the Company's online stores. The Company believes that its affiliate program goes beyond that of other online retailers by: (i) paying higher commissions; (ii) enabling members to take content from the Company's online bookstore to enhance their merchandising; and
(iii) providing members with real-time reporting and analysis tools. The Company recently entered into an agreement with Tripod and Angelfire, two leading Internet sites that allow users to market their own home pages, enabling their significant member bases to easily join the Company's affiliate network. The Company intends to add to the scope and reach of its affiliate network through such innovative programs as its recently announced "Book Benefits Network" which links non-profit Web sites to the Company's online bookstore. Book Benefit members include The New York Public Library, The Children's Defense Fund and CARE.

     ADVERTISING. During 1998, the Company began a comprehensive national print, radio, television and online banner campaign to significantly increase awareness of the Company's Web site. It intends to continue to advertise in each of those forms of media, allocating expenditures in relation to the effectiveness of the advertising. In 1999, the Company intends to begin cross-marketing with Bertelsmann's U.S. book clubs, gaining access to millions of established book buyers.



     INTERNATIONAL. The Company believes that the demand for English language books abroad is substantial and untapped. The Company recently began to implement a cross-linking and cross-marketing program with BOL's Web sites in the United Kingdom, Germany, France, the Netherlands and Italy, pursuant to which BOL customers who wish to order English language books are linked to the Company's Web site.


ORDER FULFILLMENT


     The Company utilizes an extensive electronic shopping network for order fulfillment, which is connected to the Barnes & Noble distribution center and various book wholesalers, including the Ingram Book Company ("Ingram"), Baker & Taylor and Bookazine. From these sources the Company can quickly obtain approximately 900,000 different titles, the majority of which are currently sourced from the Barnes & Noble distribution center. Orders not filled through this network are forwarded to the Company's special order group, which places orders directly with publishers. Barnes & Noble previously announced its agreement to purchase Ingram. Although the Company contemplates that such acquisition may benefit the Company, given its relationship with Barnes & Noble, the Company believes that the non-occurrence of such acquisition would not have a material adverse effect on the Company.


     Internet customer orders are processed at the Company's fulfillment center in central New Jersey which is in close proximity to the Barnes & Noble distribution center. Also located in central New Jersey are customer service personnel and the special-order group. Additionally, the Company has an in-house telemarketing center in northern New Jersey.

TECHNOLOGY


     The Company believes that it currently has a state-of-the-art interactive e-commerce platform, and it plans to continue to invest in technologies that will enable it to offer its customers the most convenient and user-friendly online shopping experience possible. The Company has been able to quickly establish suites of "best of breed" solutions by following a strategy of leveraging existing systems and the best demonstrated processes of Barnes & Noble, licensing existing commercial technology when available and focusing its internal development efforts on those proprietary systems necessary to provide the highest level of value and service to its customers. The overall mix of technologies and applications currently in use by the Company allow it to support a distributed, scalable and secure e-commerce environment.



     The Company uses the latest Intel-based Server Technology provided by Hewlett Packard in a fully redundant configuration to power its Web site, which is hosted in three separate locations. The Company maintains its primary host location in its corporate headquarters in New York. A second host location is operated by MCI, which provides additional capacity and redundancy. The third such location is at AOL, which is optimized and exclusively for AOL subscribers (keyword bn). All hosting locations are configured with expandable bandwidth to avoid any network saturation and six separate Internet service providers are used. By using a "round robin" strategy and cycling users through multiple active sites, the Company has significantly reduced its exposure to downtime and service outages.


     The Company's integrated systems and tools provide functionality in the following areas:


          TITLE DATABASE AND SEARCH FUNCTIONALITY. The Company has been able to establish a comprehensive and accurate book database by employing a multi-channel data sourcing strategy. The Company obtains its primary title database directly from Barnes & Noble. Weekly updates are automatically sent to the Company's servers, which utilize Microsoft SQL Server 6.5 for database management. The Company complements this primary title database content feed with data from multiple external sources and is able to systematically evaluate data, identify inconsistencies and correct inaccuracies. The Company has also developed a powerful proprietary search engine. This software allows a user to conduct book searches using a variety of criteria, including author, title, keywords, subject area, ISBN number, book format, subject, price and a series of children's age ranges. Search results can then be sorted by user-defined sequences including "bestseller," "date published," a "Readers Catalog highly recommended book," or in alphabetical sequence.



          E-COMMERCE. The Company has developed its e-commerce applications using the Microsoft SiteServer Architecture. Working with Microsoft, the Company has created a set of server applications that allow customers to establish an account to store an address book, credit cards and ordering preferences. A customer needs to set up an account only once. Once the account has been established, the customer can either shop the traditional "e-commerce" path by adding items to their shopping cart or use the Company's proprietary Express Lanesm ordering feature to check out with just one click. Options to gift-wrap, gift message and select from a variety of shipping methods all allow customers to customize their orders. During 1998, the Company also added the capability for customers to buy, send and redeem online gift certificates.



          COMMUNITY, INTERACTIVE AND PERSONALIZATION. The Company has established several applications to facilitate interaction with its customers. An "Auditorium," which uses Microsoft's Chat technology, is used to host real-time author chats each night on the Company's online bookstore. Personal recommendations are generated through collaborative filtering technology.



          ORDER PROCESSING. The Company has created a proprietary application to expedite orders into the fulfillment process. This application has real-time connectivity to Barnes & Noble's distribution center, Ingram Book Company, Baker & Taylor, and Bookazine. In addition to immediately securing the inventory for the customer, application logic determines the best possible choice of shipping warehouse by evaluating purchase margin, postage cost and customer delivery time.


          ORDER FULFILLMENT AND CUSTOMER SERVICE. The Company has developed proprietary applications which enable it to receive product and assign it to customers based upon various ordering, handling and shipping criteria. The Company has also developed proprietary e-mail applications which are used for customer service.

          SALES TRACKING AND ANALYSIS. The Company licenses technology from Be Free Inc. to support its affiliate program. This software provides sophisticated sales tracking for the members of the affiliate network with real time reporting and analysis tools. The Company has built a comprehensive data warehouse to store and analyze customer, sales and online bookstore activity data.

COMPETITION


     Both the e-commerce market and retail bookselling business are highly competitive. Since the introduction of e-commerce to the Internet, the number of e-commerce Web sites competing for customer attention has increased rapidly. The Company expects future competition to intensify given the relative ease with which new Web sites can be developed. The Company believes that the primary competitive factors in e-commerce are brand recognition, site content, ease of use, price, fulfillment speed, customer support and reliability. The Company's success will depend heavily upon its ability to provide a compelling and satisfying shopping experience. Other factors that will affect the Company's success include the Company's continued ability to attract experienced marketing, technology, operations and management talent. The nature of the Internet as an electronic marketplace (which may, among other things, facilitate competitive entry and comparison shopping) may render it inherently more competitive than traditional retailing formats. Increased competitiveness among online retailers may result in reduced operating margins, loss of market share and a diminished brand franchise.



     With respect to the sale of books, which constitutes the Company's largest source of revenue, the Company currently competes with numerous booksellers including other Internet-based companies, such as Amazon.com, and traditional book retailers. With respect to the sale of music, software and videos, the Company competes with numerous merchants including other Internet-based companies, such as Amazon.com, CDnow, Reel.com, Beyond.com and traditional retailers. The Company's main online competitor, Amazon.com, has a longer online operating history and a larger existing customer base than the Company. The Company is aware that Amazon.com has and may continue to adopt aggressive pricing and marketing strategies. The Company is also aware of other online retailers that are offering substantial discounts on products, including books, music, software and videos, which are subsidized by advertising revenue from their Web sites. An increase in the prevalence of this type of business model could lead to additional pricing pressures on the Company's products. If and when the Company decides to add additional products in its online stores, it will most probably face intense competition for those products as well.


EMPLOYEES


     As of March 1, 1999, the Company employed approximately 654 full- and part-time employees. The Company also employs independent contractors to perform duties in various departments, including software development, editorial and administration. The Company's employees are not represented by unions, and the Company considers its relationship with its employees to be excellent. The Company believes that its success is dependent on its ability to attract and retain qualified personnel in numerous areas, including software development. See "Risk Factors-- Management of Growth."





FACILITIES



     The Company's principal administrative, marketing and technical facilities are located in approximately 63,000 square feet of office space in New York, New York. This lease expires in 2007.



     Barnes & Noble leases a 300,000 square foot facility, located in New Jersey, of which the Company utilizes approximately 100,000 square feet for its distribution and customer services. The Company pays Barnes & Noble for its proportionate share of such lease. This lease expires in March 2003; however, Barnes & Noble has an option to extend the lease for up to three additional successive two-year periods.



     While the Company's existing facilities are adequate for its current needs, due to the Company's recent growth, management has determined that additional office space will be required. The Company is currently negotiating to obtain additional administrative, distribution and service facilities. The Company does not believe it will have any problems securing such additional space. The Company does not own any real estate.


LEGAL PROCEEDINGS

     The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management does not believe that any of these legal proceedings will have a material adverse effect on the financial condition of the Company.


     In August 1998, The Intimate Bookshop, Inc. and its owner, Wallace Kuralt, filed a lawsuit in the United States District Court for the Southern District of New York against Barnes & Noble, including the Company, Borders Group, Inc., Amazon.com, certain publishers and others alleging violation of the Robinson-Patman Act and other federal law, New York statutes governing trade practices and common law. The complaint seeks certification of a class consisting of all retail booksellers in the United States, whether or not currently in business, which were in business and were members of the American Booksellers Association at any time during the four-year period preceding the filing of the complaint. The complaint alleges that the named plaintiffs have suffered damages of approximately $11.2 million or more and requests treble damages on behalf of the named plaintiffs and each of the purported class members, as well as of injunctive and declaratory relief (including an injunction requiring the closure of all of defendants' stores within 10 miles of any location where plaintiff either has or had a retail bookstore during the four years preceding the filing of the complaint, and prohibiting the opening by defendants of any bookstore in such areas for the next 10 years), disgorgement of alleged discriminatory discounts, rebates, deductions and payments, punitive damages, interest, costs, attorneys fees and other relief. The Company intends to vigorously defend this action.



     The FTC is currently reviewing Barnes & Noble's proposed acquisition of Ingram pursuant to the pre-merger notification procedure of the HSR Act. In connection with that review, the FTC is also reviewing the Formation Transaction, and Bertelsmann's investment in the Company. Should the FTC determine that the Formation Transaction violated applicable antitrust laws, it could seek to impose a number of remedies or penalties on the Company, including the unwinding of the Formation Transaction. The Company believes that the Formation Transaction was completed in compliance with, and did not violate, applicable antitrust laws.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following are the executive officers and directors of the Company.



NAME                                                    AGE   POSITION
-----------------------------------------------------   ---   -----------------------------------------------------
Leonard Riggio(1)....................................   58    Chairman of the Board
Jonathan Bulkeley....................................   38    Chief Executive Officer
Gerald Luterman......................................   55    Chief Financial Officer
Gary King............................................   41    Chief Information Officer
Carl Rosendorf.......................................   47    Senior Vice President, Marketing, Sales and Business
                                                                Development
William F. Duffy.....................................   43    Vice President, Operations
John Kristie.........................................   37    Vice President, Information Technology
Brenda Marsh.........................................   45    Vice President, Merchandising
Michael N. Rosen.....................................   58    Secretary and a Director
Stephen Riggio.......................................   44    Director
Thomas Middelhoff(1).................................   45    Director
Markus Wilhelm.......................................   41    Director
Klaus Eierhoff.......................................   35    Director
-------------------------------------------------------------------------------------------------------------------
(1) Member of the Special Committee and the Nominating Committee.



     MR. LEONARD RIGGIO has been Chairman of the Board of the Company since its inception. Mr. Riggio has been Chairman of the Board, Chief Executive Officer and a principal stockholder of Barnes & Noble since its inception in 1986. Since 1965, Mr. Riggio has been Chairman of the Board, Chief Executive Officer and the principal stockholder of B&N College. For more than the past five years, Mr. Riggio has been Chairman of the Board and a principal beneficial owner of MBS Textbook Exchange, Inc. ("MBS"), one of the nation's largest wholesalers of college textbooks. Mr. Riggio is also the principal member and sole Manager of Babbage's Etc. LLC, a national retailer of personal computer software and video games. Mr. Leonard Riggio is the brother of Mr. Stephen Riggio.



     MR. JONATHAN BULKELEY has been Chief Executive Officer of the Company since January 1999. From July 1995 to December 1998, he was managing director of AOL's joint venture with Bertelsmann in the United Kingdom, responsible for the development, creation and marketing of interactive online services in the United Kingdom. Mr. Bulkeley moved to the United Kingdom to create AOL's operation there. During his tenure, AOL-UK became the United Kingdom's top online provider with over 500,000 subscribers. Previously, he was Vice President of Business Development at AOL in the United States, responsible for the development of new revenue streams, primarily advertising and e-commerce transactions. Under
Mr. Bulkeley's direction, AOL launched aggressive programs to attract both advertisers and direct marketers. Prior to that position, he was General Manager of Media, in charge of the development and production of all AOL media partnerships. Before joining AOL in 1993, Mr. Bulkeley spent eight years at Time Inc. in a variety of roles. He was Director of Marketing and Development for Money magazine for three years. Prior to that, he held sales and marketing positions at Time and Discover magazines. Mr. Bulkeley is a graduate of Yale University.



     MR. GERALD LUTERMAN has been Chief Financial Officer of the Company since February 1999, and is responsible for the Company's financial management and investor relations. From March 1996 to January 1999, Mr. Luterman was a Senior Vice President and Chief Financial Officer for Arrow Electronics, in charge of the financial activities and functions of that company. Arrow Electronics is a distributor of electronic components and computer products to industrial and commercial customers. From 1985 to 1996, he was employed at American Express Travel Related Services in a number of senior financial executive positions of increasing responsibility, including Chief Financial Officer,

Consumer Card Division from 1992 to 1996. Prior to this period, he held senior executive positions with Booz-Allen & Hamilton (1983-1985) and Xomox Corporation (1971-1983). Mr. Luterman holds an MBA from Harvard Business School and is a member of the Canadian Institute of Chartered Accountants.



     MR. GARY KING has been Chief Information Officer of the Company since January 1999, and is responsible for developing and implementing global information technologies, as well as allocating and evaluating the effectiveness of overall technology resources. From 1987 to December 1998, he was with Avon Products serving most recently as Vice President for Global Information Technologies. At Avon, he was responsible for the strategic planning, evaluation, selection and implementation of all information technology and computing architectures for Avon's $1 billion businesses in Europe, the Middle East and Africa. He led a team of information technology professionals in 22 markets, supporting a business that produced more than 100,000 orders daily. He also created an integrated global network for Avon, which resulted in increased sales, cost savings, and service improvements. Prior to Avon, Mr. King worked in a number of information systems management positions for Burroughs and Unisys. Mr. King holds a degree in computer science.



     MR. CARL ROSENDORF was Vice President, Marketing, Sales and Business Development of the Company since June 1997, and was promoted to Senior Vice President, in January 1999. Prior to that time, from November 1994 to July 1996, Mr. Rosendorf was one of the founders and President of Cybersmith, a premier Internet cafe. From 1988 to 1994, Mr. Rosendorf served as Executive Vice President of B&N College, one of the nation's largest operators of college stores, where he was responsible for coordinating all retail operations, including buying, merchandising, store design and construction. Mr. Rosendorf has a career in bookselling which spans over 20 years. In June 1998, Mr. Rosendorf was named by Advertising Age Magazine as one of the year's Digital Media Masters.



     MR. WILLIAM F. DUFFY has been Vice President, Operations of the Company since its inception. He was also Chief Financial Officer of the Company from inception to January 1999 and a director of the Company from inception to October 1998. Mr. Duffy is responsible for operations, fulfillment, and customer service of the Company. From April 1996 to January 1998, Mr. Duffy served as the Vice President of Finance and Chief Accounting Officer of Barnes & Noble. From 1994 to 1997, Mr. Duffy served as the Vice President and General Manager of Marboro Books Corp., a wholly-owned subsidiary of Barnes & Noble through which Barnes & Noble operates its mail-order business, where he was responsible for all of the merchandising, marketing, management information systems, creative and fulfillment operations. From 1991 to 1993, Mr. Duffy was the Vice President of Finance for Jamesway Corporation.



     MR. JOHN KRISTIE has been Vice President, Information Technology of the Company since its inception, and is responsible for the technology infrastructure and product development for the Company. He was a director of the Company from inception to October 1998. His work over the past year has been highlighted in Hewlett Packard's annual report and he was awarded Web Week's Eight Who Made a Difference award in 1997 for his role in the launch of the Company's online bookstore on the Web. Mr. Kristie has spent the last 14 years developing information systems in the retail industry. From 1995 to 1997, Mr. Kristie served as the Director of Applications Development for Barnes & Noble where he was responsible for the development of store, merchandising and financial systems. During that period, Mr. Kristie made many contributions to Barnes & Noble including an innovative inventory replenishment system based on the latest data warehouse technology by [Red Brick systems]. Prior to that time, from 1987 to 1995, Mr. Kristie served in a variety of information systems positions with progressive responsibility at Waldenbooks.



     MS. BRENDA MARSH joined the Company as Vice President, Merchandising in July 1998. From 1988 until 1997, she served first as Senior Vice President, and then President, of Sales and Market Development for the general book group of HarperCollins, where she was responsible for domestic and international sales. Previously, Ms. Marsh was Vice President of Sales at Viking Penguin, and prior to that, the Director of Sales for St. Martin's Press. She began her career in the book business as a sales representative for Columbia University Press and Simon & Schuster. Ms. Marsh has more than 20 years of experience working in sales and marketing for the publishing industry.

     MR. MICHAEL N. ROSEN has been Secretary and a director of the Company since its inception. Mr. Rosen has been a senior member of Robinson Silverman Pearce Aronsohn & Berman LLP ("Robinson Silverman"), counsel to the Company, for more than the past five years. Mr. Rosen is also a director of Barnes & Noble, B&N College and MBS.



     MR. STEPHEN RIGGIO has been a director of the Company since its inception. He was Chief Executive Officer of the Company from inception to December 1998. He has been Vice Chairman of Barnes & Noble since December 1997 and a director of Barnes & Noble since April 1997. Prior to that time, from February 1995 to December 1997, Mr. Riggio was Chief Operating Officer of Barnes & Noble and, from July 1993 to February 1995, he was President of B. Dalton Bookseller, Inc., a wholly-owned subsidiary of Barnes & Noble. Prior to that time, from January 1987 to February 1995, Mr. Riggio was Executive Vice President, Merchandising of Barnes & Noble. Mr. Stephen Riggio is the brother of Mr. Leonard Riggio.



     DR. THOMAS MIDDELHOFF has been a director of the Company since November 1, 1998. Dr. Middelhoff has been Chairman and Chief Executive Officer of Bertelsmann since November 1, 1998. In 1995, Dr. Middelhoff was appointed to the board of AOL. From 1994 to 1998, Dr. Middelhoff was a Member of the Executive Board of Bertelsmann, where he was the head of Corporate Development and the Coordinator of Bertelsmann's multimedia businesses. Prior to that time, Dr. Middelhoff was appointed to the board of the Industry Division of Bertelsmann and Chairman of the Board of Managing Directors of Mohndruck.
Dr. Middelhoff received his doctorate in Business Administration.



     MR. MARKUS WILHELM has been a director of the Company since November 1, 1998. Mr. Wilhelm has been the President of Doubleday Direct, Inc. since May 1993, and its Chief Executive Officer and Chief Compliance Officer since July 1994. Mr. Wilhelm is responsible for Doubleday Direct's U.S., Canadian, British and Australian book club businesses, including their overall marketing, operations and administration. On March 15, 1998, Mr. Wilhelm was elected Chairman of the Board of Doubleday Interactive, Inc., a U.S. Internet service provider. On August 19, 1998, as director of BOL.US Online, Inc. and BOL.Global, Inc., Mr. Wilhelm developed and launched bol.com.



     DR. KLAUS EIERHOFF has been a director of the Company since November 1, 1998. Dr. Eierhoff has been President and Chief Executive Officer of Bertelsmann Multimedia Group and a member of the Executive Board of Bertelsmann since January, 1998. From 1990 to 1997, Dr. Eierhoff served as a member of the Executive Board of Karstadt AG, where he was responsible for the Logistics, Organization and EDP Departments. From 1987 to 1990, Dr. Eierhoff served as Managing Director of Bertelsmann Distribution GmbH. Prior to that time,
Dr. Eierhoff was a member of the Board of Management of Bertelsmann Distribution GmbH. Dr. Eierhoff received his doctorate in Organization.



ADDITIONAL DIRECTORS; CLASSES OF DIRECTORS



     Prior to or immediately following the consummation of the Offering, three additional independent directors who are not affiliated with the Company, Barnes & Noble or Bertelsmann will be elected to the Company's Board of Directors. The identity of these directors is not currently known.



     Prior to the consummation of the Offering, the Board of Directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Each class will consist of one director elected by the holders of the Class B Common Stock (each a "Class B Director"), one director elected by the holders of the Class C Common Stock (each a "Class C Director"), and one director elected by all stockholders of the Company voting together as a single class. Upon the expiration of the term of a class of directors, directors in such class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires.

EXECUTIVE OFFICERS



     Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until the next annual meeting of the Board of Directors or until their successors have been duly elected and qualified. The Chairman of the Board is appointed by the Class B Directors, subject to approval of the Class C Directors. The Chief Executive Officer is appointed by the Special Committee of the Board of Directors.



     The executive officers of the Company will also constitute the executive officers of barnesandnoble.com, each holding the same respective office.


BOARD COMMITTEES


     Prior to or immediately following the consummation of the Offering, the Company will establish a Special Committee of the Board of Directors. The Special Committee will consist of two members, one of whom shall be selected by the Class B Directors and one of whom shall be selected by the Class C Directors. The initial members of the Special Committee will be Leonard Riggio and Thomas Middelhoff. The purpose of the Special Committee will be to evaluate certain major corporate actions, such as mergers, acquisitions, capital expenditures or borrowings in excess of $20 million (each a "Major Action"). Each Major Action will require the approval of the Special Committee prior to being submitted for the approval of the Board of Directors. If the number of the outstanding shares of Class B Common Stock (together with Membership Units owned by such holders) falls below 15% of the number of outstanding Membership Units or the holders of the Class B Common Stock transfer shares of Common Stock and/or Membership Units constituting more than 10% of the number of outstanding Membership Units, then the holders of the Class B Common Stock shall lose the right to elect a member to the Special Committee, the Class B Common Stock director shall resign from the Special Committee, and the Special Committee shall thereafter only consist of the Class C Common Stock director, provided, that the holders of the Class C Common Stock still have the right to appoint a member to the Special Committee. If the amount of the outstanding shares of Class C Common Stock (together with Membership Units owned by such holders) falls below 15% of the number of outstanding Membership Units or the holders of the Class C Common Stock transfer shares of Common Stock and/or Membership Units constituting more than 10% of the number of outstanding Membership Units, then the holders of the Class C Common Stock shall lose the right to elect a member to the Special Committee, the Class C Common Stock director shall resign from the Special Committee and the Special Committee shall thereafter only consist of the Class B Common Stock director, provided, that the holders of the Class B Common Stock still have the right to appoint a member to the Special Committee.



     Prior to or immediately following the consummation of the Offering, the Company will establish an Executive Committee which will consist of Mr. Leonard Riggio, Dr. Thomas Middelhoff and one additional director. The Executive Committee will exercise all of the power and authority of the Board of Directors to the extent permitted by law, provided that certain major events will require the approval of the full Board of Directors.


     Prior to or immediately following the consummation of the Offering, the Company will establish an Audit Committee of the Board of Directors which will consist solely of two or more independent directors. The Audit Committee will review, act on and report to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the Company's independent auditors and the accounting practices of the Company.


     Prior to or immediately following the consummation of the Offering, the Company will establish a Compensation Committee of the Board of Directors which will consist solely of two or more independent directors. The Compensation Committee will determine the salaries and incentive compensation of the officers of the Company and provides recommendations for the salaries and incentive compensation of the other employees and the consultants of the Company. The Compensation Committee will also administer the Company's 1998 Incentive Plan (described below).

     Prior to or immediately following the consummation of the Offering, the Company will establish a Nominating Committee of the Board of Directors. The Nominating Committee will consist of a Class B Director, a Class C Director, and an additional director chosen by the Class B Directors, subject to the approval of the Class C Directors. The role of the Nominating Committee will be to conduct searches for potential directors and to recommend candidates to the full Board of Directors for its consideration. Leonard Riggio, as the Class B Director, and Thomas Middelhoff, as the Class C Director, will be initial members of the Nominating Committee.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Prior to or immediately following the consummation of the Offering, the Company will appoint two of the new outside directors to constitute the Compensation Committee of the Board of Directors. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee except that Leonard Riggio, the Company's Chairman of the Board, is also the Chairman of the Board of Barnes and Noble, Stephen Riggio, a director of the Company, is also the Vice Chairman and a director of Barnes & Noble and Michael Rosen, who is the Secretary and a director of the Company, is also the Secretary and a director of Barnes & Noble.


COMPENSATION OF DIRECTORS


     Directors who are not employees or officers of the Company, Barnes & Noble or Bertelsmann are expected to receive compensation in form and amounts to be determined. In addition all directors are reimbursed for certain expenses in connection with attendance at Board of Directors and committee meetings. Other than with respect to reimbursement of expenses, directors who are employees or officers of the Company do not receive additional compensation for service as a director. Prior to or immediately following the consummation of the Offering, the Company will appoint two of the new outside directors to the Compensation Committee of the Board of Directors.



LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS



     The Company has included in its Amended Charter provisions to indemnify its directors and officers and the officers of barnesandnoble.com to the extent permitted by Delaware law. The Amended Charter also includes provisions to eliminate the personal liability of its directors and officers and the officers of barnesandnoble.com to the Company and its stockholders to the fullest extent permitted by Delaware law. Under current law, such exculpation would extend to an officer's or director's breaches of fiduciary duty, except for (i) breaches of such person's duty of loyalty, (ii) those instances where such person is found not to have acted in good faith, (iii) those instances where such person received an improper personal benefit as the result of such breach and
(iv) acts in violation of Section 174 of the Delaware General Corporation Law.



     The Company's Amended By-laws provide that the Company will indemnify its directors, officers and employees and the officers and employees of barnesandnoble.com against judgments, fines, amounts paid in settlement and reasonable expenses.



     Insofar as the indemnification for liabilities resulting under the Securities Act may be permitted to directors or officers of the Company or the officers of barnesandnoble.com, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.



GOVERNANCE DOCUMENTS



     The Amended Charter will provide for the Company's three classes of Common Stock and staggered Board of Directors, and will also contain the provisions governing the voting rights of the High Vote stock, and the conversion of the High Vote Stock and the exchange of Membership Units not owned by the Company into shares of Class A Common Stock. For a description of these provisions, see "--Additional Directors; Classes of Directors" and "Description of Capital Stock and Membership

Units." Pursuant to the Amended Charter, the Board of Directors will consist of nine directors, provided that if there shall be less than three classes of Common Stock issued and outstanding, then the number of directors constituing the Board of Directors shall consist of a number of directors equal to three multiplied by the number of classes of Common Stock then issued and outstanding. The Amended Charter will also provide that each of the Class B Common Stock and the Class C Common Stock has the right to directly elect three directors to the Board of Directors and Barnes & Noble and Bertelsmann, by a vote of at least 75% of their respective Class B Common Stock and Class C Common Stock (each voting separately as a class), may, without a vote of the holders of the Class A Common Stock, approve a merger of barnesandnoble.com into the Company.



     The Amended By-laws will provide for the Committees of the Board of Directors, including the Special Committee. For a description of the Committees of the Board of Directors, see "--Board Committees." The Amended By-laws will also provide that certain major events, including the Major Actions, will require the approval of the full Board of Directors. Additionally, the Amended By-laws will provide that all actions by or on behalf of the Company with respect to the execution, delivery, termination, amendment or waiver of any agreement between Barnes & Noble and the Company will require the approval of a majority of the Class C Directors, and all actions by or on behalf of the Company with respect to the execution, delivery, termination, amendment or waiver of any agreement between Bertelsmann and the Company will require the approval of a majority of the Class B Directors.



     In connection with the Offering, the Company, Barnes & Noble and Bertelsmann will enter into a Stockholders Agreements (the "Stockholders Agreement") which will contain certain "demand" and "piggyback" registration rights with respect to any Class A Common Stock issued upon conversion of High Vote Stock or in exchange for Membership Units. See "Description of Capital Stock and Membership Units--Registration Rights." The Stockholders Agreement will also contain certain restrictions on the ability of Barnes & Noble and Bertelsmann to transfer their shares of Common Stock and certain rights of first refusal with respect to such transfers. Such restrictions and first refusal rights are similar to those contained in the Operating Agreement. Pursuant to the Stockholders Agreement, each of Barnes & Noble and Bertelsmann has also agreed that, with respect to the directors not elected directly by it, it will vote its High Vote Stock in favor of three directors nominated by the Board of Directors.



     In connection with the Offering, the Company, Barnes & Noble and Bertelsmann will enter into the Operating Agreement, pursuant to which, the Company will become the sole Manager of barnesandnoble.com and will control barnesandnoble.com. Additionally, the Operating Agreement will provide that the Company shall be the exclusive means by which each of Barnes & Noble and Bertelsmann sell English language books in English speaking countries through the Internet, except that the Web sites of Bertelsmann's publishing companies may sell the books they publish on their Web sites, and BOL.UK may sell English language books published in the United Kingdom. The Company may only sell non-English language books through links to BOL's Web sites. The Operating Agreement will also prohibit the Company from operating Internet book clubs. Further, the Operating Agreement will contain certain restrictions against transfer and rights of first refusal between Barnes & Noble and Bertelsmann with respect to their Membership Units. Pursuant to the Operating Agreement, Barnes & Noble and Bertelsmann have agreed to certain non-competition restrictions through the later of (i) the date they cease to own any Membership Units or Common Stock and (ii) two years following the date the number of shares of Common Stock, together with the number of Membership Units, held by such party constitutes less than 10% of the then outstanding Membership Units.



     For a description of certain restrictions on the Company's business see "Risk Factors--Limitations on the Company's Business," and for a description of the structure of the Company, see "Corporate History and Recapitalization."

EXECUTIVE COMPENSATION



     SUMMARY COMPENSATION TABLE.



     The following table summarizes the compensation paid or accrued by the Company, for services rendered to the Company during 1998, to the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers (collectively, the "Named Executive Officers"). The salaries of the executive officers of the Company are paid by barnesandnoble.com.



                                                                                   LONG-TERM
                                                                                 COMPENSATION
                                                ANNUAL COMPENSATION             ---------------
                                       --------------------------------------     SECURITIES
                                                               OTHER ANNUAL       UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION             SALARY      BONUS     COMPENSATION(1)       OPTIONS       COMPENSATION(2)
-------------------------------------  ---------   --------   ---------------   ---------------   ---------------
Stephen Riggio(3)
  Former Chief Executive Officer.....  $      --   $     --   $            --         1,200,000   $            --
Jeffrey Killeen(4)
  Chief Operating Officer............    490,385    100,000                --         1,800,000         167,121(5)
Carl Rosendorf
  Senior Vice President, Marketing,
  Sales and Business Development.....    271,154     33,333             1,500           750,000                --
William F. Duffy(6)
  Vice President, Operations.........    255,507    110,000            23,864           525,000                --
John Kristie
  Vice President, Information
  Technology.........................    233,654     44,000             3,200           525,000                --


------------------

(1) Consists of payments made under the Company's Retirement Plan, Deferred Compensation Plan and Defined Contribution Plan.



(2) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted for each of the Named Executive Officers because the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonuses for each of such Named Executive Officers in 1998.



(3) As of January 4, 1999, Jonathan Bulkeley became the Chief Executive Officer of the Company. Mr. Riggio's salary was paid by Barnes & Noble in 1998.



(4) Mr. Killeen's employment with the Company terminated as of February 19, 1999.



(5) Consists solely of reimbursement of certain relocation expenses.



(6) Prior to February 1, 1998, Mr. Duffy's salary was paid by Barnes & Noble.

OPTION GRANTS IN LAST FISCAL YEAR



     The following table sets forth certain information with respect to stock option grants to the Named Executive Officers during the year ended
December 31, 1998.



                                                                                               POTENTIAL REALIZABLE
                                                                                                      VALUE
                                              INDIVIDUAL GRANTS(1)(2)                           AT ASSUMED ANNUAL
                         -----------------------------------------------------------------            RATES
                                           % OF TOTAL                                             OF STOCK PRICE
                          NUMBER OF         OPTIONS                                              APPRECIATION FOR
                          SECURITIES       GRANTED TO       EXERCISE                              OPTION TERM(3)
                          UNDERLYING       EMPLOYEES        PRICE PER                        ------------------------
NAME                     OPTION GRANTED    IN FISCAL YEAR     SHARE        EXPIRATION DATE      5.0%         10.0%
-----------------------  ---------------   --------------   ------------   ---------------   ----------   -----------

Stephen Riggio.........     1,200,000            7.7%           $4.00          2/1/2008      $3,024,000   $ 7,644,000

Jeffrey Killeen........     1,800,000(4)        11.5             4.00          2/1/2008       4,536,000    11,466,000

Carl Rosendorf.........       750,000            4.8             4.00          2/1/2008       1,890,000     4,777,500

William F. Duffy.......       525,000            3.4             4.00          2/1/2008       1,323,000     3,344,250

John Kristie...........       525,000            3.4             4.00          2/1/2008       1,323,000     3,344,250


------------------


(1) All options were granted with an exercise price equal to or above the fair market value of the Common Stock at the date of grant as determined by the Company's Board of Directors. Adjusted based on an assumed stock split of one million to one.



(2) All options granted in 1998 vest and become exercisable in equal annual installments on each February 1 of the years 1999, 2000, 2001 and 2002.



(3) In accordance with the rules of the Commission, the amounts shown on this table reflect hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5.0% and 10.0%, compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock and the date on which the options are exercised.



(4) Mr. Killeen forfeited 1.2 million of his options which were not vested at the time of his termination of employment.

     AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES



     The following table sets forth certain information with respect to the value of unexercised options held by the Named Executive Officers at December 31, 1998. None of the Named Executive Officers exercised any options during the year ended December 31, 1998.



                                                            NUMBER OF SECURITIES
                                                           UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                          OPTIONS AT DECEMBER 31,           IN-THE-MONEY OPTIONS
                                                                    1998                  AT DECEMBER 31, 1998(1)
                                                        ----------------------------    ----------------------------
NAME                                                    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
-----------------------------------------------------   -----------    -------------    -----------    -------------
Stephen Riggio.......................................        --           1,200,000       $    --         $
Jeffrey Killeen......................................        --           1,800,000(2)         --
Carl Rosendorf.......................................        --             750,000            --
William F. Duffy.....................................        --             525,000            --
John Kristie.........................................        --             525,000            --


------------------


(1) Based upon the per share initial public offering price of the Class A Common Stock.



(2) Mr. Killeen forfeited 1.2 million of his options which were not vested at the time of his termination of employment.



EMPLOYEES' RETIREMENT PLAN



     Prior to October 31, 1998, employees of the Company were covered by a pension plan administered by Barnes & Noble. Under the terms of the Formation Transaction, the assets and liabilities of the Barnes & Noble pension plan have been bifurcated and a separate Employees' Retirement Plan maintained by the Company (the "Retirement Plan") has been established for the benefit of the Company's employees.



     The Retirement Plan is a defined benefit pension plan covering all employees whose services are performed within the U.S. (including Puerto Rico) who are at least 21 years of age and who have completed at least one year of service and work a minimum of 1,000 hours per year. Vesting occurs after five years of service. The Retirement Plan provides Company-funded benefits based upon an employee's years of service and highest average annual salary for any five consecutive years in the last ten years of service.



     A participant's annual benefit is determined for an employee, including an officer, generally as (i) 0.7% of the participant's average annual pay as determined in accordance with the Retirement Plan up to Social Security-covered compensation, multiplied by the participant's years of credited service, plus
(ii) 1.3% of the participant's average annual pay as determined in accordance with the Retirement Plan in excess of Social Security-covered compensation, multiplied by the participant's years of credited service. A participant's maximum benefit is limited pursuant to Section 415 of the Internal Revenue Code of 1986, as amended (the "Code"), to $130,000 for 1998, indexed annually. Compensation recognized under the Retirement Plan is limited to $160,000 for 1997, 1998 and 1999, indexed annually in accordance with Sections 401(a)(17) and 415(d) of the Code.



     The Retirement Plan provides that, for as long as the Barnes & Noble pension plan provides for future benefit accruals, if a participant in the Employees' Retirement Plan becomes employed by Barnes & Noble or an affiliate by a direct transfer of employment from the Company, increases in such person's age and the compensation paid by Barnes & Noble during that employment with Barnes & Noble will be taken into account in calculating benefits under the Retirement Plan accrued through the date of such transfer. The Retirement Plan also provides that, with respect to any person who becomes employed by the Company, upon a direct transfer of employment from Barnes & Noble or an affiliate, service with Barnes & Noble shall be taken into account for purposes of vesting, eligibility and early retirement subsidies under the Retirement Plan.

     Credited years of service under the Retirement Plan as of December 31, 1998 for the individuals named in Summary Compensation Table above are: Stephen Riggio--0, Jeffrey Killeen--1, Carl Rosendorf--2, William F. Duffy--5, John Kristie--4.



     The following table illustrates the maximum annual amounts payable at age 65 under the Retirement Plan, based on various levels of highest average annual salary and years of credited service:



                                                                      YEARS OF CREDITED SERVICE
                                                         ---------------------------------------------------
ASSUMED HIGHEST AVERAGE SALARY                             15         20         25         30         35
------------------------------------------------------   -------    -------    -------    -------    -------
$125,000..............................................   $21,405    $28,540    $35,675    $42,810    $49,945
$150,000..............................................    26,280     35,040     43,800     52,560     61,320
$160,000 and above(1).................................    28,230     37,040     47,050     56,460     65,870


------------------

(1) The benefits shown corresponding to this compensation reflect the compensation limit under Section 401(a)(17) of the Code. A participant's compensation in excess of $150,000 (as adjusted to reflect cost-of-living increases) is disregarded for purposes of determining highest average earnings in plan years beginning in 1994 through 1996; a participant's compensation in excess of $160,000 (as adjusted to reflect cost-of-living increases) is disregarded for purposes of determining highest average earnings in plan years beginning in or after 1997. Benefits accrued as of the last day of the plan year beginning in 1993 on the basis of compensation in excess of $150,000 are preserved.



DEFERRED COMPENSATION PLAN



     Prior to October 31, 1998 certain employees of the Company participated in a deferred compensation plan administered by Barnes & Noble. Under the terms of the Formation Transaction, a separate Deferred Compensation Plan maintained by the Company has been established effective November 1, 1998 for the benefit of the Company's employees eligible to participate therein, and the trustee of any grantor trust established under the Barnes & Noble Plan is to transfer to the Company's Deferred Compensation plan amounts equal to the contributions of the Company's employees in deferral accounts under the Barnes & Noble Plan.



     The Company's Deferred Compensation Plan is a non-qualified plan, eligibility for which is limited to "Eligible Executives," who include
(i) Company employees who became Company employees on November 1, 1998 and were eligible to participate in the Barnes & Noble deferred compensation plan on October 31, 1998, and (ii) Company employees whose base salary for a calendar year exceeds $130,000. An Eligible Executive may elect in each year he or she is an Eligible Executive to defer no less than $5,000 and no more than 50% of his or her base salary to a Deferral Account under the Deferred Compensation Plan. An Eligible Executive who receives a bonus may elect to defer no less than $2,500 and no more than 100% of his or her bonus to his or her Deferral Account. The Deferral Account of each eligible Executive who elects to participate in the Deferred Compensation Plan (a "Participant") shall be credited or debited with investment earnings or losses based upon the performance of the investment fund or index selected by the Participant from among alternatives selected by an Administrative Committee appointed by the Compensation Committee of the Board of Directors.



     A Participant is entitled to a distribution of his or her Deferral Account upon retirement or following termination of employment, as elected by the Participant, but no later than the beginning of the year in which the Participant would attain age 70 1/2. A Participant may elect whether to receive the distribution in a lump sum or in annual installments over not more than fifteen (15) years.



     Amounts payable under the Deferred Compensation Plan are a general unsecured obligation of the Company, payable out of the Company's general assets to the extent not paid by a grantor trust which the Company may establish. The Company may amend or terminate the Deferred Compensation Plan at any time.

DEFINED CONTRIBUTION PLAN



     The Company is a participating employer in a defined contribution plan (the "Savings Plan"), sponsored by Barnes & Noble, for the benefit of substantially all of its employees who meet certain eligibility requirements, primarily age and length of service. The Savings Plan allows employees to invest up to 15% of their current gross cash compensation on a pre-tax or post-tax basis, at their option. The Company's contributions to the Savings Plan are generally in amounts based upon a certain percentage of the employees' pre-tax contributions. The Company provides matching contributions to participants in the amount of 50% of the first 5% contributed by them, which contributions are made in the form of Barnes & Noble common stock.



EMPLOYMENT ARRANGEMENTS



     The Company entered into an Employment Agreement with Jonathan Bulkeley (the "Bulkeley Agreement") pursuant to which, as of January 4, 1999,
Mr. Bulkeley became the Chief Executive Officer of the Company. The Bulkeley Agreement may be terminated by either party on 60 days prior written notice to the other, pursuant to which Mr. Bulkeley agreed to serve as the Chief Executive Officer of the Company. Pursuant to the Bulkeley Agreement, Mr. Bulkeley receives an annual base salary of $400,000. Additionally, Mr. Bulkeley has been granted options to purchase a total of 3.6 million shares of Class A Common Stock with options at an exercise price of $4.67 per share assuming a stock split of one million to one). One-quarter of such options vested on February 1, 1999 and the remaining options vest in equal installments on the first, second, third and fourth anniversary of February 1, 1999. Unvested options will terminate upon certain conditions in connection with termination of Mr. Bulkeley's employment. The Company maintains life insurance coverage in the face amount of $1.5 million on Mr. Bulkeley. Mr. Bulkeley has the exclusive right to designate the beneficiaries of such policy. In the event of Mr. Bulkeley's death, the Bulkeley Agreement shall terminate, and Mr. Bulkeley's legal representative shall receive from the Company the base salary, benefits or other payments which would otherwise be due to the end of the month during which the termination of employment occurred. In the event termination results from an incapacity, then the Company shall continue paying Mr. Bulkeley disability benefits no less favorable than those paid to senior executives of Barnes & Noble, including but not limited to the proceeds of disability insurance. If the Company terminates Mr. Bulkeley for cause, provided Mr. Bulkeley is given at least thirty days prior notice and the opportunity to cure the alleged deficiency, then Mr. Bulkeley shall receive his salary through the end of the month in which the termination occurred. If Mr. Bulkeley's employment is terminated by the Company without cause, Mr. Bulkeley shall receive the base salary that would otherwise be due at the end of the month multiplied by twenty-four, plus the monthly cost to the Company of the continuation of certain benefits at then current levels multiplied by twelve. The Bulkeley Agreement also contains confidentiality and non-competition provisions.





INCENTIVE PLAN



     GENERAL. The Company's 1999 Incentive Plan (the "Incentive Plan") provides that options to acquire shares of Class A Common Stock ("Shares") may be granted to key officers, employees, consultants, advisors and directors of the Company or any of its subsidiaries or affiliates as shall be selected from time to time by a committee of not fewer than two Directors of the Company, as designated by the Board of Directors. The purpose of the Incentive Plan is to assist the Company in attracting and retaining selected individuals to serve as directors, officers, consultants, advisors and employees of the Company who will contribute to the Company's success and to achieve long-term objectives which will inure to the benefit of all stockholders of the Company through the additional incentive inherent in the ownership of the Common Stock. Awards under the Incentive Plan may take the form of stock options ("Options"), including corresponding share appreciation rights ("SARs") and reload options, restricted stock awards and stock purchase awards. The Incentive Plan is substantially the same as the 1998 Incentive Plan (the "LLC Incentive Plan") established by barnesandnoble.com. The Incentive Plan provides for the grant of replacement options ("Replacement Options") to employees of the Company who received options under the LLC Incentive Plan. In connection with the consummation of the Offering, the Company will issue Replacement Options to all holders of outstanding options under the LLC Incentive Plan. As of December 31,
1998, options for         Membership Units (which will be exercisable into
        shares of Class A Common Stock) have been issued to certain officers, directors and employees of the Company under the LLC Incentive Plan. Additionally, the Company will, prior to the Offering, grant options exercisable
into up to       shares of Class A Common Stock with an exercise price equal to the per share initial public offering price. The Company will contribute all proceeds received by it upon the exercise of options under the Incentive Plan to barnesandnoble.com in exchange for Membership Units at a price per Membership Unit equal to the exercise price of such options. See "Corporate History and Recapitalization" and "Description of Capital Stock and Membership Units--Options."



     SHARE AUTHORIZATION. The maximum number of Shares that may be the subject of awards under the Incentive Plan (other than Replacement Options) is
Shares and in any given year, the maximum number of Shares with respect to which
awards may be granted to any employee is         Shares. Shares covered by any
unexercised portions of terminated Options, Shares forfeited by participants and Shares subject to any awards that are otherwise surrendered by a participant without receiving any payment or other benefit with respect thereto may again be subject to new awards under the Incentive Plan. In the event the purchase price of an Option is paid in whole or in part through the delivery of Shares, the number of Shares issuable in connection with the exercise of the Option shall not again be available for the grant of awards under the Incentive Plan. Shares subject to Options, or portions thereof, with respect to which SARs are exercised, are not again available for the grant of awards under the Incentive Plan. The Shares to be issued or delivered under the Incentive Plan are authorized and unissued Shares, or issued Shares that have been acquired by the Company, or both.



     INCENTIVE PLAN ADMINISTRATION. The Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Committee"). The Board of Directors may remove from, add members to, or fill vacancies in the Committee. The Committee is authorized, subject to the provisions of the Incentive Plan, to establish such rules and regulations as it may deem appropriate for the conduct of meetings and proper administration of the Incentive Plan. Subject to the provisions of the Incentive Plan, the Committee shall have authority, in its sole discretion, to grant awards under the Incentive Plan, to interpret the provisions of the Incentive Plan and, subject to the requirements of applicable law, to prescribe, amend, and rescind rules and regulations relating to the Incentive Plan or any award thereunder as it may deem necessary or advisable.



     OPTIONS. "Incentive Stock Options "meeting requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and "Nonqualified Stock Options" that do not meet such requirements are both available for grant under the Incentive Plan. The term of each Option will be determined by the Committee, but no Option will be exercisable prior to six months from the date of grant or more than ten years after the date of grant (except in the case of Options that are Nonqualified Stock Options, where the Committee can specify a longer period). Options may also be subject to restrictions on exercise, such as exercise in periodic installments, as determined by the Committee. In general, the exercise price for Incentive Stock Options must be at least equal to 100% of the fair market value of the Shares on the date of the grant and the exercise price for Nonqualified Stock Options will be determined by the Committee at the time of the grant. The exercise price can be paid in cash, or if approved by the Committee, by delivery of a promissory note or tendering Shares owned by the participant. Options are not transferable except by will or the laws of descent and distribution and may generally be exercised only by the participant (or his or her guardian or legal representative) during his or her lifetime, provided, however, the Nonqualified Stock Options may, under certain circumstances, be transferable to family members and trusts for the benefit of the participant or his or her family members.



     SHARE APPRECIATION RIGHTS. The Incentive Plan provides that SARs may be granted in connection with the grant of Options. Each SAR must be associated with a specific Option and must be granted at the time of grant of such Option. A SAR is exercisable only to the extent the related Option is exercisable. Upon the exercise of a SAR, the recipient is entitled to receive from the Company, without the payment of any cash (except for any applicable withholding taxes), up to, but no more than, an amount in cash or Shares equal to the excess of
(A) the fair market value of one Share on the date of such exercise over (B) the exercise price of any related Option, multiplied by the number of Shares in respect of which such SAR shall have been exercised. Upon the exercise of a SAR, the related Option, or the portion thereof in respect of which such SAR is exercised, will terminate. Upon the exercise of an Option granted in tandem with a SAR, such tandem SAR will terminate.



     RELOAD OPTIONS. The Committee may grant, concurrently with the award of any Option (an "Underlying Option"), a reload option (a "Reload Option") to such participant to purchase for cash or Shares a number of Shares equal to the number of Shares delivered by the participant to the Company to exercise the Underlying Option and, to the extent authorized by the Committee, the number of Shares used to satisfy tax withholding obligations. Although an Underlying Option may be an Incentive Stock Option, a Reload Option is not intended to qualify as an Incentive Stock Option. A Reload Option will have the same expiration date as the Underlying Option and an exercise price equal to the fair market value of the Shares on the date of grant of the Reload Option. A Reload Option is exercisable six months from the date of grant. A Reload Option permits a participant to retain the potential Share appreciation in the number of already-owned Shares that are used to exercise an Underlying Option. Retention of such potential appreciation is accomplished by granting options for the number of Shares used to pay the exercise price of the Underlying Option or the related tax withholding obligation. In this way, Reload Options provide a participant with the opportunity to build up ownership of Shares covered by an Underlying Option earlier during the Option term than through a single exercise at or near the end of the Option term.



     RESTRICTED STOCK. The Company may award restricted Shares under the Incentive Plan. Such a grant gives a participant the right to receive Shares subject to a risk of forfeiture based upon certain conditions. The forfeiture restrictions on the Shares may be based upon performance standards, length of service or other criteria as the Committee may determine. Until all restrictions are satisfied, lapsed or waived, the Company will maintain custody over the restricted Shares but the participant will be able to vote the Shares and will be entitled to all distributions paid with respect to the Shares, as provided by the Committee. During such restrictive period, the restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered. Upon termination of employment, the participant forfeits the right to the Shares to the extent the applicable performance standards, length of service requirements, or other measurement criteria have not been met.



     STOCK PURCHASE AWARDS. The Incentive Plan also permits the grant of stock purchase awards. Participants who are granted a stock purchase award are provided with a stock purchase loan to enable them to pay the purchase price for the Shares acquired pursuant to the award. A stock purchase loan will have a term of years to be determined by the Committee. The purchase price of Shares acquired with a stock purchase loan is the price equal to the fair market value on the date of the award. The Incentive Plan provides that up to 100% of the stock purchase loan may be forgiven over the loan term subject to such terms and conditions as the Committee shall determine, provided that the participant has not resigned as an employee of the Company. At the end of the loan term, the unpaid balance of the stock purchase loan will be due and payable. The interest rate on a stock purchase loan will be determined by the Committee. Stock purchase loans will be secured by a pledge to the Company of the Shares purchased pursuant to the stock purchase award and such loans will be recourse or non-recourse to a participant, as determined from time to time by the Committee.



     ANTIDILUTION PROVISIONS. The number of Shares authorized to be issued under the Incentive Plan and subject to outstanding awards (and the grant or exercise price thereof) may be adjusted to prevent dilution or enlargement of rights in the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities, the issuance of warrants or other rights to purchase Shares or other securities, or other similar capitalization change.


     CHANGE IN CONTROL. Upon the occurrence of a change in control of the Company, all Options and related SARs may become immediately exercisable, the restricted Shares may fully vest and stock purchase loans may be forgiven in full.

     TERMINATION AND AMENDMENT. The Incentive Plan will terminate by its terms and without any action by the Board of Directors in 2008. No awards may be made after that date. Awards outstanding on such termination date will remain valid in accordance with their terms.



     The Committee may amend or alter the terms of awards under the Incentive Plan, including to provide for the forgiveness in whole or in part of stock purchase loans, the release of the Shares securing such loans or the termination or modification of the vesting or performance provisions of the grants of restricted Shares, but no such action shall in any way impair the rights of a participant under any award, without such participant's consent.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock as of the date of this Prospectus by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) the Named Executive Officers, and (iv) all current executive officers and directors as a group.


                                                                           PERCENTAGE OF SHARES
                                                                                                      PERCENTAGE OF
                                                                            BENEFICIALLY OWNED         VOTING POWER
                                                                           --------------------    --------------------
NAME AND ADDRESS                                  NUMBER OF SHARES         BEFORE       AFTER      BEFORE       AFTER
OF BENEFICIAL OWNER                               BENEFICIALLY OWNED(1)    OFFERING    OFFERING    OFFERING    OFFERING
-----------------------------------------------   ---------------------    --------    --------    --------    --------
Barnes & Noble, Inc. ..........................
  122 Fifth Avenue
  New York, NY 10011                                            (2)               %           %           %           %
                                                         -------            ------      ------      ------      ------
Bertelsmann AG ................................
  Carl-Bertelsmann--Strasse 270
  33311 Gutersloh, Germany                                      (2)
                                                         -------            ------      ------      ------      ------
Leonard Riggio(3)..............................
                                                         -------            ------      ------      ------      ------
Jeffrey Killeen................................
                                                         -------            ------      ------      ------      ------
John Kristie...................................
                                                         -------            ------      ------      ------      ------
Carl Rosendorf.................................
                                                         -------            ------      ------      ------      ------
William F. Duffy...............................
                                                         -------            ------      ------      ------      ------
Stephen Riggio.................................
                                                         -------            ------      ------      ------      ------
Michael N. Rosen...............................
                                                         -------            ------      ------      ------      ------
Thomas Middelhoff..............................
                                                         -------            ------      ------      ------      ------
Markus Wilhelm.................................
                                                         -------            ------      ------      ------      ------
Klaus Eierhoff.................................
                                                         -------            ------      ------      ------      ------
All current executive officers and
  directors as a group
  (    persons)(    )..........................
                                                         -------            ------      ------      ------      ------


------------------
* Represents less than 1% of the Company's outstanding Common Stock.


(1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.


(2) Represents shares of High Vote Stock which is convertible into, and Membership Units which are exchangeable for, shares of Class A Common Stock on a one-for-one basis at any time at the option of the holder thereof. See "Description of Capital Stock and Membership Units."


(3) Mr. Riggio beneficially owns approximately 23% of the common stock of Barnes & Noble, which will, following the Offering, beneficially own approximately
        % of the voting power of the Common Stock.

                              CERTAIN TRANSACTIONS


     Following the Offering, the Company will own approximately   % of
barnesandnoble.com and will be its sole Manager, and Barnes & Noble and Bertelsmann, collectively, either directly or through subsidiaries will control each of the Company and barnesandnoble.com. Mr. Leonard Riggio, the Chairman of the Board of both the Company and Barnes & Noble, currently owns approximately 23% of the Common Stock of Barnes & Noble and all of the outstanding voting stock of B&N College.



     In connection with the Offering, Barnes & Noble and Bertelsmann will enter into the Stockholders Agreement which will provide, among other things, for the management of the Company and the Operating Agreement, pursuant to which, the Company will become the sole Manager of barnesandnoble.com and will control barnesandnoble.com, provided that certain actions by the Board of Directors require approval of each of Barnes & Noble and Bertelsmann. For a description of the agreements, see "Management--Governance Documents."



     Pursuant to the Supply Agreement, Barnes & Noble supplies products to barnesandnoble.com at a price equal to cost plus incremental overhead. Through its distribution facilities, Barnes & Noble accounted for approximately 38.5% of the Company's purchases during 1997 and approximately 60.3% of the Company's purchases for the year ended December 31, 1998. The Company expects to continue to source most of its merchandise through Barnes & Noble in the future. This Agreement remains effective until terminated by either party. In connection with the Offering, the Agreement will be amended to provide that it may be terminated by the Company upon the approval of a majority of the Bertelsmann nominated directors, upon thirty (30) days' prior written notice to Barnes & Noble and may be terminated by Barnes & Noble: (i) on continuing default by barnesandnoble.com; (ii) on a bankruptcy or liquidation event of barnesandnoble.com or of Barnes & Noble; and (iii) at any time after June 1, 2004 if Bertelsmann shall have effected a permitted transfer to any third party pursuant to the Operating Agreement or if either Barnes & Noble or Bertelsmann owns less than 15% of the outstanding Membership Units. The Company believes that, due to its relationship with Barnes & Noble, the terms of this Agreement are more favorable to the Company than terms it could have received in the absence of such relationship.



     In connection with the Formation Transaction, the Company, B&N College and barnesandnoble.com entered into the Trademark License Agreement, pursuant to which the Company licenses the use of the Barnes & Noble name. In connection with the Offering, the Agreement will be amended to provide that B&N College may terminate this agreement with notice (i) on continuing default by barnesandnoble.com, (ii) on a bankruptcy or liquidation event of barnesandnoble.com, and (iii) at any time beginning one year after a transfer by Bertelsmann (or any successor in interest) of any of its Membership Units to any third party deriving more than 50% of its revenue from book sales at the time of the transfer. The Trademark License Agreement prohibits the Company from using the Barnes & Noble name for selling textbooks, except for sales of textbooks that are immaterial, incidental and unsolicited. The Company believes that, due to its relationship with Barnes & Noble, the terms of this Agreement are more favorable to the Company than terms it could have received in the absence of such relationship.



     In connection with the Formation Transaction, Barnes & Noble, the Company and barnesandnoble.com, entered into an Amended and Restated Database and Software License Agreement, pursuant to which barnesandnoble.com licenses from Barnes & Noble, the nonexclusive right to use Barnes & Noble's title database, inventory sourcing and special order software, customer lists and demographic information. In connection with the Offering, the Agreement will be amended to provide that it may be terminated by the Company upon the approval of a majority of the Bertelsmann nominated directors, upon 30 days' prior written notice to Barnes & Noble, and may be terminated by Barnes & Noble with notice: (i) on continuing default by the Company; (ii) on a bankruptcy or liquidation event of the Company or of Barnes & Noble; and (iii) at any time beginning one year after a transfer by Bertelsmann (or any successor in interest) of any of its Membership Units to any third party deriving more than 50% of its revenue from book sales at the time of transfer. The Company believes that, due to its relationship with Barnes & Noble, the terms of this Agreement are more favorable to the Company than terms it could have received in the absence of such relationship.



     In connection with the Formation Transaction, barnesandnoble.com entered into a Trademark License Agreement with BOL, pursuant to which the Company was granted a perpetual, exclusive license to use BOL's name and trademark in its operations. This License remains effective until barnesandnoble.com either defaults or becomes subject to certain bankruptcy events. The Company believes that, due to its relationship with Bertelsmann, the terms of this Agreement are more favorable to the Company than terms the Company could have obtained from an unaffiliated third party.



     In connection with the Formation Transaction, barnesandnoble.com entered into a Technology Sharing and License Agreements with BOL, the subsidiary through which Bertelsmann conducts its Internet business, pursuant to which BOL granted barnesandnoble.com a perpetual, non-revocable license, to view, access and use BOL's computer technology and systems, and the Company granted BOL a perpetual, non-revocable license to view, access and use the Company's computer technology and systems. These agreements remain effective until (i) the date both parties mutually agree to terminate, or (ii) from and after the date either Barnes & Noble or Bertelsmann cease having a membership interest of ten percent (10%) or more in the Company. Following termination, each party may continue to use in perpetuity any technology it obtained from the other prior to such termination. The Company believes that, due to its relationship to Bertelsmann, the terms of these agreements are more favorable to each party than terms either party could have obtained from an unaffiliated third party.



     Because barnesandnoble.com is partly owned by Barnes & Noble, it receives various services from Barnes & Noble and its subsidiaries including, among others, services for payroll processing, benefits administration, insurance (property and casualty, medical, dental and life), tax, merchandising, traffic, fulfillment and telecommunications. In accordance with the terms of the Services Agreements, until June 30, 1999, as consideration for such services, barnesandnoble.com will pay Barnes & Noble and its subsidiaries an amount equal to Direct Cost (as defined below) plus Incremental Expense (as defined below). "Direct Cost" means, with respect to each service provided, the direct out-of-pocket expenses paid or incurred to third parties in connection with providing such service, including, without limitation, shipping, handling, travel expenses, payments to third parties (including, without limitation, all professional fees), printing and postage. "Incremental Expense" means, with respect to each service provided, all expenses paid or incurred by Barnes & Noble and its affiliates in excess of the cost that would have been incurred in the absence of the performance of the service. In the opinion of management, these allocations were made on a reasonable and consistent basis; however, they are not necessarily indicative of, and it is not practicable for management to estimate, the level of expenses which might have been incurred had barnesandnoble.com been operating as a separate, stand-alone company. If by June 30, 1999, the parties have not agreed upon a new mutually agreeable payment structure, Barnes & Noble will no longer be obligated to provide such services. In addition, the Services Agreements may be terminated: (i) by barnesandnoble.com upon thirty (30) to sixty (60) days prior written notice to Barnes & Noble or its subsidiaries, with respect to certain services provided therein; (ii) by Barnes & Noble and its subsidiaries (a) on one hundred eighty
(180) days' prior written notice to barnesandnoble.com, with respect to certain services provided for therein, (b) upon certain bankruptcy events of Barnes & Noble or barnesandnoble.com, (c) within the sixty (60) day period following the one hundred eightieth (180) day after a transfer pursuant to provisions regarding the rights of first refusal, or (d) if barnesandnoble.com defaults; or
(iii) upon the date that either Barnes & Noble or Bertelsmann cease to own at least 10% of the outstanding Membership Units of barnesandnoble.com. The Company believes that, due to its relationship with Barnes & Noble, the terms of the Services Agreements are more favorable to the Company than terms the Company could have obtained from an unaffiliated third party.



     Thomas Middelhoff is a director of the Company and is also a director of AOL, with which the Company has entered into the AOL Agreement. For a description of the AOL Agreement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     Michael N. Rosen, a director of the Company, is also a senior member of Robinson Silverman, which firm is outside counsel to the Company.





                     CORPORATE HISTORY AND RECAPITALIZATION



     For purposes of this section, the full corporate names for the Company and barnesandnoble.com are used. barnesandnoble.com inc. was originally incorporated on January 14, 1997 in the State of Delaware under the name Barnes & Noble Online, Inc. Prior to October 31, 1998, the business of the Company was conducted by barnesandnoble.com inc., which was 100% owned by Barnes & Noble. As of October 31, 1998, in connection with the Formation Transaction, barnesandnoble.com inc. contributed substantially all of its assets and liabilities to barnesandnoble.com llc and Bertelsmann contributed $150 million in cash to barnesandnoble.com llc and has agreed to contribute an additional
$50 million to barnesandnoble.com llc prior to the completion of the Offering. Bertelsmann also paid Barnes & Noble $75 million and will pay Barnes & Noble an additional $25 million following the consummation of the Offering. The completion of the foregoing transactions will result in Barnes & Noble and Bertelsmann each having a 50% beneficial interest in barnesandnoble.com llc. Subsequent to the Formation Transaction barnesandnoble.com inc. changed its name to B&N Sub Corp.



     Prior to the effective date of the Offering (i) Barnes & Noble will cause B&N Sub Corp. to establish a new wholly-owned Delaware subsidiary named barnesandnoble.com inc. and (ii) B&N Sub Corp. will transfer its ownership of barnesandnoble.com inc. to B&N.com Holding Corp. ("BN.com Holding Corp."). This will result in Barnes & Noble owning 100% of BN.com Holding Corp. which will, through its ownership of the Class B Common Stock, own 100% of newly formed barnesandnoble.com inc. The foregoing transactions in this paragraph are collectively referred to as the "Recapitalization." Immediately following the Recapitalization, barnesandnoble.com inc. will issue shares of Class C Common Stock constituting a 50% interest in barnesandnoble.com inc. to the wholly-owned subsidiary of Bertelsmann owning the Membership Units. The completion of the foregoing transactions will result in Barnes & Noble and Bertelsmann each having a 50% beneficial interest in barnesandnoble.com inc. through their ownership of all of the outstanding High Vote Stock.



     In connection with the Offering, barnesandnoble.com inc. will issue the shares of Class A Common Stock offered hereby to the public and will immediately thereafter take the proceeds received therefrom and contribute them
to barnesandnoble.com llc in exchange for      Membership Units in
barnesandnoble.com llc. Therefore, immediately subsequent to the Offering:
(i) barnesandnoble.com inc. will be owned     % by Barnes & Noble,     % by
Bertelsmann and      % by the public stockholders purchasing shares of Class A
Common Stock hereunder (however, as a result of their ownership of High Vote
Stock, Barnes & Noble and Bertelsmann will each beneficially control     % of
the voting power (     % in the aggregate) of barnesandnoble.com inc.); and (ii)
barnesandnoble.com llc will be owned     % by Barnes & Noble,     % by
Bertelsmann and     % by barnesandnoble.com inc. barnesandnoble.com inc. will be the sole Manager of barnesandnoble.com llc; however, Barnes & Noble and Bertelsmann will, as a result of their ownership of the High Vote Stock, control both barnesandnoble.com inc. and barnesandnoble.com llc. See "Management--Governance Documents."



               DESCRIPTION OF CAPITAL STOCK AND MEMBERSHIP UNITS


GENERAL


     The following description of the capital stock of the Company and certain provisions of the Amended Charter, and the Amended By-laws, each of which will be in effect prior to the date of this Prospectus, are summaries thereof and are qualified by reference to the Amended Charter and the Amended By-laws, copies of which have been filed with the Commission as exhibits to the Company's Registration Statement, of which this Prospectus forms a part.



     The authorized capital stock of the Company consists of 500 million shares of Class A Common Stock, par value $.001 per share, 100 million shares of Class B Common Stock, par value $.001 per share, 100 million shares of Class C Common Stock, par value $.001 per share and 50 million shares of Preferred Stock, par value $.001 per share.


COMMON STOCK


     As of the date of this Prospectus, there were              shares of
Class B Common Stock issued and outstanding and beneficially held of record by
Barnes & Noble and             shares of Class C Common Stock issued and
outstanding and beneficially held of record by Bertelsmann. Based upon the number of shares outstanding as of such date and giving effect to the issuance
of the     shares of Class A Common Stock offered by the Company hereby, there
will be     shares of Common Stock outstanding upon the closing of the Offering.



     VOTING RIGHTS. The holders of Class A Common Stock and High Vote Stock generally have identical rights, except each holder of Class A Common Stock is entitled to one vote per share of Class A Common Stock owned by them and each holder of High Vote Stock is entitled to the amount of votes per share of High Vote Stock owned by them equal to: (i) ten, multiplied by the sum of (a) the aggregate number of High Vote Stock owned by such holder and (b) the aggregate number of Membership Units owned by such holder; divided by (ii) the number of shares of High Vote Stock owned by such holder. Holders of the Class B Common Stock are entitled to elect three directors to the Company's Board of Directors and holders of the Class C Common Stock are entitled to elect three directors to the Company's Board of Directors. The remaining directors will be elected by all of the stockholders of the Company voting together as a single class. Holders of shares of Class A Common Stock and High Vote Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A Common Stock and High Vote Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to the Amended Charter must be approved by a majority of the combined voting power of all of Class A Common Stock and High Vote Stock, voting together as a single class. However, amendments to the Company's Amended Charter that would alter or change the powers, preferences or special rights of the Class A Common Stock or the High Vote Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to the Company's Amended Charter to increase or decrease the authorized shares of any class shall be approved upon the affirmative vote of the holders of a majority of the Common Stock, voting together as a single class. Barnes & Noble and Bertelsmann, by a vote of at least 75% of their respective Class B Common Stock and Class C Common Stock (each voting separately as a class), may, without a vote of the holders of the Class A Common Stock, approve a merger of barnesandnoble.com into the Company.



     DIVIDENDS. Holders of Class A Common Stock and High Vote Stock will share ratably in any dividend declared by the Board of Directors, subject to any preferential rights of any outstanding Preferred Stock. Dividends consisting of shares of Class A Common Stock and High Vote Stock may be paid only as follows:
(i) shares of Class A Common Stock may be paid only to holders of shares of Class A Common Stock, and shares of High Vote Stock may be paid only to holders of High Vote Stock; and (ii) shares shall be paid proportionally with respect to each outstanding share of Class A and High Vote Stock. The Company may not subdivide or combine shares of either class of Common Stock without at the same time proportionally subdividing or combining shares of the other class.



     CONVERSION OF HIGH VOTE STOCK. Each share of High Vote Stock is convertible at the option of the holder thereof into one share of Class A Common Stock. Any shares of High Vote Stock transferred to a person other than Barnes & Noble or any of its subsidiaries or Bertelsmann or any of its subsidiaries shall automatically convert to shares of Class A Common Stock upon such disposition. If the number of outstanding shares of Class B Common Stock plus the number of Membership Units owned by the holder of the Class B Common Stock falls below 15% of the number of outstanding Membership Units, then all outstanding shares of Class B Common Stock shall automatically convert into Class A Common

Stock. If the number of the outstanding shares of Class C Common Stock plus the number of Membership Units owned by the holder of the Class C Common Stock falls below 15% of the number of outstanding Membership Units, then all outstanding shares of Class C Common Stock shall automatically convert into Class A Common Stock.



     OTHER RIGHTS. In the event of any merger or consolidation of the Company with or into another company in connection with which shares of Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Common Stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).


     On liquidation, dissolution or winding up of the Company, after payment in full of the amounts required to be paid to holders of Preferred Stock, if any, all holders of Common Stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of Common Stock.


     No shares of any class of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock.



     Upon consummation of the Offering, all the outstanding shares of Class A Common Stock and High Vote Stock will be legally issued, fully paid and nonassessable.


PREFERRED STOCK


     Upon the closing of the Offering, the Board of Directors will be authorized, without further stockholder approval, to issue from time to time up
to an aggregate of       shares of Preferred Stock in one or more series and to
fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Upon the closing of the Offering, there will be no shares of Preferred Stock outstanding. The Company has no present plans to issue any shares of Preferred Stock. See "--Anti-Takeover Effects of Certain Provisions of Delaware Law and the Company's Amended Charter and Amended By-laws."


OPTIONS


     Prior to the closing of the Offering, options to purchase a total of shares ("Option Shares") of Class A Common Stock will be outstanding,
approximately            of which are subject to lock-up agreements entered into
with the Underwriters. Beginning            days after the date of this
Prospectus, approximately          Option Shares which are not subject to
lock-up agreements will be eligible for sale in reliance on Rule 701 promulgated under the Securities Act.



     The total number of shares of Class A Common Stock that may be subject to the granting of options under the Incentive Plan shall be equal to shares of Common Stock. See "Management--Incentive Plan" and "Shares Eligible for Future Sale."



ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND THE AMENDED CHARTER AND AMENDED BY-LAWS



     The Company is not subject to the provisions of Section 203 of the Delaware General Corporation Law (as amended from time to time, the "DGCL"). However, certain provisions of the Amended Charter and Amended By-laws, which provisions will be in effect prior to the closing of the Offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     The relevant portions of the Amended Charter and Amended By-laws are designed to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are meant to encourage persons interested in acquiring control of the Company to first consult with the Board of Directors to negotiate terms of a potential business combination or offer. Further, these provisions protect against an unsolicited proposal for a takeover of the Company that may effect the long-term value of the Company's stock or that may be otherwise unfair to the stockholders of the Company.



     CLASSIFIED BOARD OF DIRECTORS. The Company's Board of Directors will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The Board of Directors will consist of nine directors, provided that if there shall be less than three classes of Common Stock issued and outstanding, then the Board of Directors shall consist of a number of directors equal to three multiplied by the number of classes of Common Stock then issued and outstanding. Further, the Board of Directors has the sole power and authority to increase or decrease, within the range, the number of directors. Vacancies on the Board of Directors may be filled for the unexpired term, or for a new term when there is an increase in the size, only by an affirmative vote of at least a majority of the remaining directors then in office.



     As provided for in the Amended Charter and Amended By-laws, directors may only be removed from office for cause by an affirmative vote of the holders of at least eighty (80%) percent of the voting stock, voting together as a single class. These provisions, when coupled with the provision of the Amended Charter authorizing the Board of Directors to fill vacant directorships or increase the size of the Board of Directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.



     SPECIAL MEETING OF STOCKHOLDERS. The Amended By-laws provide that special meetings of stockholders of the Company may be called only by the Chairman of the Board of Directors, a member of the Special Committee, or a majority of the Board of Directors.



     ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Amended By-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company, not less than 30 days nor more than 60 days prior to the annual meeting; provided, that in the event that less than 40 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder to be timely must be received by the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders' or made public, whichever first occurs. The Amended By-laws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.



     AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.



     AMENDMENTS. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The affirmative vote of the holders of at least 70% of the issued and outstanding Common Stock, voting as one class, is required to amend or repeal the Amended Charter. Subject to the Amended By-laws, the Board of Directors may from time to time make, amend, supplement or repeal the Amended By-laws by vote of a majority of the Board of Directors; provided, however, that the stockholders may change or amend or repeal any provision of the Amended By-laws by the affirmative vote of the holders of a majority of the Common Stock, voting as one class, (y) if a Class B Director is then entitled to be a member of the Special Committee, by the affirmative vote of the holders of a majority of the Class B Common Stock, voting separately as a class, and (z) if a Class C Director is then entitled to be a member of the Special Committee, by the affirmative vote of the holders of a majority of the Class C Common Stock, voting separately as a class.



MEMBERSHIP UNITS



     Immediately following the Offering there will be          million
Membership Units issued and outstanding,      million of which will be
beneficially owned by Barnes & Noble,       million of which will be
beneficially owned by Bertelsmann, and      million of which will be
beneficially owned by the Company.



     The number of outstanding Membership Units owned by the Company will at all times equal the number of shares of outstanding Common Stock. The net cash proceeds received by the Company from any issuance of shares of Common Stock, including with regard to the exercise of options issued under the Incentive Plan, shall be concurrently transferred to the Company in exchange for Membership Units equal in number to such Common Stock issued by the Company.



     Pursuant to the terms of the Amended Charter, each Membership Unit not owned by the Company is exchangeable into one share of Class A Common Stock at any time by the holder thereof. See "Management--Governance Documents" and "Corporate History and Recapitalization."



REGISTRATION RIGHTS



     Pursuant to the Stockholders Agreement, holders ("Holders") of shares of Class A Common Stock ("Registrable Securities") issued or to be issued upon conversion of shares of High Vote Stock and upon the exchange of Membership Units were granted certain registration rights.



     The Stockholders Agreement provides that each Holder is entitled to unlimited "piggyback" registration rights. Holders may also, subject to certain limitations, "demand" that the Company register the Registrable Securities held by them, provided that the amount of Registrable Securities subject to such demand constitutes at least 5% of the outstanding Common Stock on the date of such demand or has a market value in excess of $25 million. The Company will pay for all such registrations.



     Shares of Class A Common Stock cease to be Registrable Securities (i) upon the consummation of any sale of such shares pursuant to an effective registration statement or Rule 144 under the Securities Act or (ii) when they become eligible for sale under Rule 144(k) under the Securities Act.



     Immediately following the Offering,       million shares of Class A Common
Stock to be issued upon conversion of High Vote Stock or exchange of Membership Units will have the foregoing registration rights.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is
                       , New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     The sale of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock. In addition, any such sale or perception could make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon consummation of the Offering: (i) the Company will have
a total of       shares of Common Stock outstanding, of which the
shares of Class A Common Stock sold in the Offering will be freely tradable, and
of which         shares of High Vote Stock will be "restricted" securities
within the
meaning of Rule 144 under the Securities Act; and (ii) barnesandnoble.com will
have      outstanding Membership Units, of which      will be beneficially owned
by Barnes & Noble and Bertelsmann. Each share of High Vote Stock is convertible,
and each of the      Membership Units not owned by the Company are exchangeable, into one share of Class A Common Stock at the option of the holder thereof. Any shares of Class A Common Stock into which the shares of High Vote Stock or Membership Units have been converted or exchanged will also be "restricted" securities within the meaning of Rule 144 under the Securities Act. Additionally, the Company has granted options to certain directors and officers
and employees of the Company to purchase an aggregate of          shares of
Class A Common Stock. The Company and certain of its officers and directors, and Barnes & Noble and Bertelsmann, the Company's controlling stockholders, who
beneficially own an aggregate of         shares of Common Stock and options to
purchase         shares of Class A Common Stock, have agreed that they will not,without the prior written consent of the representatives of the Underwriters, directly or indirectly offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any other equity security of the Company, or any securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, Common Stock or any other equity security of the Company, or enter into any agreement to do any of the foregoing, for a period of 180 days from the date
of this Prospectus. As a result of the foregoing,       shares of Class A Common
Stock reserved for issuance upon the exercise of outstanding stock options or the conversion of High Vote Stock and exchange of Membership Units not owned by the Company will become eligible for resale following such 180-day period, subject to such additional restrictions to the extent applicable and subject to
Rule 144.       million of such shares of Class A Common Stock have "demand" and
"piggyback" registration rights attached to them. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sales, will have on the market price of the Class A Common Stock from time to time or the Company's ability to raise capital through an offering of its equity securities.



     Barnes & Noble, Bertelsmann and the Company have agreed, subject to certain limited exceptions, not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives. See "Underwriting."



     It is anticipated that a Registration Statement on Form S-8 covering the Class A Common Stock that may be issued pursuant to the options granted under the Incentive Plan will be filed after the consummation of this Offering. The shares of Class A Common Stock issued pursuant to the Form S-8 Registration Statement generally may be resold in the public market without restriction or limitation, except in the case of affiliates of the Company who generally may only resell such shares in accordance with the provisions of Rule 144, other than the holding period requirement.


                        VALIDITY OF CLASS A COMMON STOCK


     The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104 and for the Underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Michael N. Rosen, Secretary and a director of the Company, is a senior member of Robinson Silverman Pearce Aronsohn & Berman LLP.





                                    EXPERTS


     The financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933 (herein together with all amendments and exhibits thereto referred to as the "Registration Statement"), of which this Prospectus forms a part, with respect to the Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is hereby made to the Registration Statement. With respect to statements contained in this Prospectus as to the contents of any agreement or other document reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Upon completion of the Offering, the Company will be required to file annual, quarterly and other information with the Commission. A copy of the Registration Statement and any other documents filed with the Commission may be inspected without charge at the Commission's principal office in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Registration Statement and certain other filings made with the Commission through its Electronic Data Gathering Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's Web site located at http://www.sec.gov. The Registration Statement has been filed with the Commission through EDGAR. Information concerning the Company is also available for inspection at the offices of Nasdaq, 1735 K Street, NW, Washington, D.C., 20006-1500.

                         INDEX TO FINANCIAL STATEMENTS



                                                                                                             PAGE
                                                                                                             ----

barnesandnoble.com inc.

  Report of Independent Certified Public Accountants......................................................    F-2

  Balance Sheet...........................................................................................    F-3

  Notes to Balance Sheet..................................................................................    F-4

barnesandnoble.com llc

  Report of Independent Certified Public Accountants......................................................    F-6

  Balance Sheets..........................................................................................    F-7

  Statements of Operations................................................................................    F-8

  Statements of Changes in Members' Equity................................................................    F-9

  Statements of Cash Flows................................................................................   F-10

  Notes to Financial Statements...........................................................................   F-11

     [The following is the form of opinion we will be in a position to issue upon the consummation of the Recapitalization as defined and described in
Note 1 of the financial statements.]





               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors:



We have audited the accompanying balance sheet of barnesandnoble.com inc. (a
Delaware corporation) as of                   , 1999. The financial statement is
the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.



In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of barnesandnoble.com inc. as of
                  , 1999, in conformity with generally accepted accounting principles.



                                          _________/s/ BDO SEIDMAN, LLP_________
                                                     BDO Seidman, LLP



New York, New York
             , 1999

                            BARNESANDNOBLE.COM INC.
                                 BALANCE SHEET
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)



                                                                                                     , 1999
                                            ASSETS
Cash..........................................................................................        $      1
                                                                                                      --------

          Total assets........................................................................        $      1
                                                                                                      --------
                                                                                                      --------

                                     STOCKHOLDERS' EQUITY

Preferred Stock; $0.001 par value; 50,000,000
  shares authorized; none issued and outstanding..............................................
Common Stock Series A; $0.001 par value; 500,000,000
  shares authorized; none issued and outstanding..............................................
Common Stock Series B; $0.001 par value; 100,000,000
  shares authorized;         shares issued and outstanding....................................
Common Stock Series C; $0.001 par value; 100,000,000
  shares authorized;         shares issued and outstanding....................................
Paid-in capital...............................................................................        $      1
                                                                                                      --------
          Total stockholders' equity..........................................................        $      1
                                                                                                      --------
                                                                                                      --------



                    See accompanying notes to balance sheet.

                            BARNESANDNOBLE.COM INC.

                             NOTES TO BALANCE SHEET





1. ORGANIZATION



     barnesandnoble.com inc. was organized in the state of Delaware on January 14, 1997 under the name Barnes & Noble Online, Inc. Prior to October 31, 1998, the business was transacted by a wholly-owned subsidiary of Barnes & Noble, Inc. ("Barnes & Noble"). Effective October 31, 1998, Barnes & Noble and Bertelsmann AG ("Bertelsmann") completed a transaction that established barnesandnoble.com llc as the owner and operator of the business (the "Formation Transaction"). In connection with the Formation Transaction, barnesandnoble.com inc. contributed substantially all of its assets and liabilities to barnesandnoble.com llc.



     Prior to the effective date of the Offering (i) Barnes & Noble will cause B&N Sub Corp. to establish a new wholly-owned Delaware subsidiary named barnesandnoble.com inc. and (ii) B&N Sub Corp. will transfer its ownership of barnesandnoble.com inc. to B&N.com Holding Corp. ("BN.com Holding Corp.") This will result in Barnes & Noble owning 100% of BN.com Holding Corp. which will, through its ownership of the Class B Common Stock, own 100% of newly formed barnesandnoble.com inc. The foregoing transactions in this paragraph are collectively referred to as the "Recapitalization." Immediately following the Recapitalization, barnesandnoble.com inc. will issue shares of Class C Common Stock constituting a 50% interest in barnesandnoble.com inc. to a wholly-owned subsidiary of Bertelsmann. The completion of the foregoing transactions will result in Barnes & Noble and Bertelsmann each having a 50% beneficial interest in barnesandnoble.com inc. through their ownership of all of the outstanding Class B and Class C Common Stock.



     For purposes of comparability, the operations from inception have been reflected in the financial statements of barnesandnoble.com llc included elsewhere herein. Therefore, the balance sheet of barnesandnoble.com inc. is presented as if barnesandnoble.com llc (and not barnesandnoble.com inc.) had always operated the Company's business and reflects the financial position of the Company subsequent to the Formation Transaction after giving effect to the Recapitalization and the issuance of Class C Common Stock to Bertelsmann.



2. STOCKHOLDERS' EQUITY



COMMON STOCK



     There are three classes of common stock authorized: Class A Common Stock ("Class A Common"), Class B Common Stock ("Class B Common") and Class C Common Stock ("Class C Common"). The holders of Class A Common Stock generally have rights identical to holders of Class B Common Stock and Class C Common Stock (collectively "High Vote Stock"), except that each holder of Class A Common Stock is entitled to one vote per share of Class A Common Stock owned by them and each holder of High Vote Stock is entitled to the number of votes per share of High Vote Stock owned by them equal to: (i) ten, multiplied by the sum of (a) the aggregate number of High Vote Stock owned by such holder and (b) the aggregate number of Membership Units owned by such holder; divided by (ii) the number of shares of High Vote Stock owned by such holder. Pursuant to the Company's Amended and Restated Certificate of Incorporation (the "Amended Charter"), the High Vote Stock has the right to directly elect six of the Company's directors. Otherwise, holders of Class A Common Stock and High Vote Stock (collectively "Common Stock") generally will vote together as a single class on all matters (including the election of the directors who are not elected directly by the holders of the High Vote Stock) presented to the stockholders for their vote or approval except as otherwise required by applicable Delaware law.

                            BARNESANDNOBLE.COM INC.
                      NOTES TO BALANCE SHEET--(CONTINUED)



2. STOCKHOLDERS' EQUITY--(CONTINUED)


PREFERRED STOCK



     The Board of Directors is authorized to issue up to an aggregate of 50 million Shares of Preferred Stock. The rights and characteristics of the Preferred Stock are at the discretion of the Board of Directors. As of
               , 1999 there was no Preferred Stock outstanding.



3. PUBLIC OFFERING



     The Company filed a registration statement on Form S-1 with the Securities and Exchange Commission for a public offering (the "Offering") of Class A Common Stock on September 24, 1998. The number of shares to be offered and the initial offering price will be determined at a future date. The Company intends to use all of the net proceeds of the Offering to buy membership units in barnesandnoble.com llc. barnesandnoble.com llc intends to use such proceeds of the membership unit sale to fund future operations.





4. INCENTIVE PLAN



     The Company established a 1999 Incentive Plan which provides that options to acquire shares of Class A Common Stock may be granted to key officers, employees, and other key people. Generally, options may be granted at fair market value, begin vesting one year after grant in 25% increments, expire ten years from issuance and are conditioned upon continued employment during the vesting period.



     In addition, the 1999 Incentive Plan provides for the grant of replacement options to key officers and employees of barnesandnoble.com llc who received options under a prior plan. In that regard, the Company intends to grant
replacement options at prices ranging from      to      per share. The Company
will not record compensation expense in connection with the issuance of such options because they will contain the same terms on an equivalent share basis as the options they will replace.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Members of barnesandnoble.com llc:



     We have audited the accompanying balance sheets of barnesandnoble.com llc (a Delaware limited liability company) as of December 31, 1997 and December 31, 1998, and the related statements of operations, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of barnesandnoble.com llc as of December 31, 1997 and December 31, 1998 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                                   /s/ BDO SEIDMAN, LLP
                                          --------------------------------------
                                                     BDO Seidman, LLP



New York, New York
January 29, 1999

                             BARNESANDNOBLE.COM LLC
                                 BALANCE SHEETS
                           (IN THOUSANDS OF DOLLARS)



                                                                                     DECEMBER 31,    DECEMBER 31,
                                                                                        1997            1998
                                                                                     ------------    ------------

                                      ASSETS

CURRENT ASSETS:

  Cash and cash equivalents.......................................................     $     --       $   96,940

  Receivables, net................................................................          430            2,387

  Merchandise inventories.........................................................          615            1,579

  Prepaid expenses and other current assets.......................................        9,245           10,770
                                                                                       --------       ----------

     Total current assets.........................................................       10,290          111,676
                                                                                       --------       ----------

Fixed assets, net.................................................................       15,953           39,770

Restricted cash...................................................................           --           50,393

Other noncurrent assets...........................................................           84              305
                                                                                       --------       ----------

     Total assets.................................................................     $ 26,327       $  202,144
                                                                                       --------       ----------
                                                                                       --------       ----------

                         LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:

  Accounts payable................................................................     $  3,857       $       --

  Accrued liabilities.............................................................        3,257           19,804

  Due to affiliate................................................................           --           13,191
                                                                                       --------       ----------

     Total current liabilities....................................................        7,114           32,995
                                                                                       --------       ----------

MEMBERS' EQUITY:

  Members' equity.................................................................       19,213          169,149

Commitments and contingencies
                                                                                       --------       ----------

     Total liabilities and members' equity........................................     $ 26,327       $  202,144
                                                                                       --------       ----------
                                                                                       --------       ----------



                See accompanying notes to financial statements.

                             BARNESANDNOBLE.COM LLC
                            STATEMENTS OF OPERATIONS
                           (IN THOUSANDS OF DOLLARS)



                                                                                       YEAR ENDED DECEMBER 31,
                                                                                      -------------------------
                                                                                        1997             1998
                                                                                      --------         --------
Net sales..........................................................................   $ 11,949         $ 61,834
Cost of sales......................................................................     10,117           47,569
                                                                                      --------         --------
  Gross profit.....................................................................      1,832           14,265
                                                                                      --------         --------
Operating expenses:
  Marketing and sales..............................................................      8,855           70,423
  Product development..............................................................      3,256            8,532
  General and administrative.......................................................      3,273           19,166
                                                                                      --------         --------
     Total operating expenses......................................................     15,384           98,121
                                                                                      --------         --------
Operating loss.....................................................................    (13,552)         (83,856)
Interest income, net...............................................................         --              708
                                                                                      --------         --------
Net loss...........................................................................   $(13,552)        $(83,148)
                                                                                      --------         --------
                                                                                      --------         --------



                See accompanying notes to financial statements.

                             BARNESANDNOBLE.COM LLC
                    STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                           (IN THOUSANDS OF DOLLARS)



                                                                                                        MEMBERS'
                                                                                                         EQUITY
                                                                                                        --------

Balance January 1, 1997..............................................................................   $     --

  Net loss for year ended December 31, 1997..........................................................    (13,552)

  Capital contribution from Barnes & Noble, Inc., net................................................     32,765
                                                                                                        --------

Balance December 31, 1997............................................................................     19,213

  Net loss for year ended December 31, 1998..........................................................    (83,148)

  Capital contribution from Barnes & Noble, Inc., net................................................     83,084

  Capital contribution from Bertelsmann AG, net of $50 million subscription receivable ..............    150,000
                                                                                                        --------

Balance December 31, 1998............................................................................   $169,149
                                                                                                        --------
                                                                                                        --------



                See accompanying notes to financial statements.

                             BARNESANDNOBLE.COM LLC
                            STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)



                                                                                          YEAR ENDED DECEMBER
                                                                                                  31,
                                                                                         ----------------------
                                                                                           1997          1998
                                                                                         --------      --------
Cash flows from operating activities:
  Net loss............................................................................   $(13,552)     $(83,148)

  Adjustments to reconcile net loss to net cash flows from operating activities:
     Depreciation and amortization....................................................      2,280         6,823
     Loss on sale of fixed assets.....................................................         --           205
     Increase in receivables, net.....................................................       (430)       (1,957)
     Increase in merchandise inventories..............................................       (615)         (964)
     Increase in prepaid expenses and other current assets............................     (9,245)       (1,525)
     Increase (decrease) in accounts payable..........................................      3,857        (3,857)
     Increase in due to affiliate.....................................................         --        13,191
     Increase in accrued liabilities..................................................      3,257        16,547
                                                                                         --------      --------
       Net cash flows from operating activities.......................................    (14,448)      (54,685)
                                                                                         --------      --------
Cash flows from investing activities:
     Purchases of fixed assets........................................................    (18,233)      (31,035)
     Increase in restricted cash......................................................         --       (50,393)
     Proceeds from sale of fixed assets...............................................         --           200
     Increase in other noncurrent assets..............................................        (84)         (231)
                                                                                         --------      --------
       Net cash flows from investing activities.......................................    (18,317)      (81,459)
                                                                                         --------      --------
Cash flows from financing activities:
     Capital contributions from members...............................................     32,765       233,084
                                                                                         --------      --------
       Net cash flows from financing activities.......................................     32,765       233,084
                                                                                         --------      --------
Net change in cash and cash equivalents...............................................         --        96,940
Cash and cash equivalents at beginning of year........................................         --            --
                                                                                         --------      --------
Cash and cash equivalents at end of year..............................................   $     --      $ 96,940
                                                                                         --------      --------
                                                                                         --------      --------


                See accompanying notes to financial statements.

                             BARNESANDNOBLE.COM LLC

                         NOTES TO FINANCIAL STATEMENTS


1. BACKGROUND AND BASIS OF PRESENTATION


     barnesandnoble.com llc (the "LLC") is a limited liability company whose members are Barnes & Noble, Inc. ("Barnes & Noble") and Bertelsmann AG ("Bertelsmann") through wholly-owned subsidiaries each with 50 percent ownership as of December 31, 1998.



     Prior to October 31, 1998, the business of the LLC was transacted by barnesandnoble.com inc. as a wholly-owned subsidiary of Barnes & Noble. Effective October 31, 1998, Barnes & Noble and Bertelsmann completed a transaction that established the LLC as the owner and operator of the business (the "Formation Transaction"). In connection with the Formation Transaction, Barnes & Noble contributed substantially all of the assets and liabilities of barnesandnoble.com inc. to the LLC and Bertelsmann contributed $150 million and has agreed to contribute an additional $50 million prior to the public offering. At the completion of the Formation Transaction, Barnes & Noble and Bertelsmann each have 50% interest in the LLC. The accompanying financial statements reflect the Formation Transaction as of the earliest period presented.



     Prior to the Formation Transaction, the LLC relied on Barnes & Noble to provide financing for its operations. Capital contributions from Barnes & Noble have been included in members' equity in the statement of cash flows for all periods presented. The cash flows are not indicative of the cash flows that would have resulted had the LLC been operating as a separate stand-alone LLC during the periods presented.





2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES





USE OF ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.


CASH AND CASH EQUIVALENTS



     Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.



RESTRICTED CASH



     The amount classified as restricted cash in the accompanying financial statements represents the portion of the Bertelsmann investment that will remain in a reserve account, including accumulated interest. Upon the $50 million contribution by Bertelsmann, the restricted cash will become available to the LLC. The funds in the reserve account are invested in investment grade commercial paper and bank notes with maturities not to exceed 180 days.


MERCHANDISE INVENTORIES


     Inventories are valued at the lower of cost or market as determined on a first-in, first-out basis. The LLC purchases a substantial majority of its products from two major vendors, Ingram Book Group ("Ingram") and Barnes & Noble. Ingram accounted for 50.1% and 25.9% of the LLC's inventory purchases during the years ended December 31, 1997 and December 31, 1998, respectively. Barnes & Noble accounted for 38.5% and 60.3% of the LLC's inventory purchases during the years ended December 31, 1997 and December 31, 1998, respectively. Barnes & Noble charges the LLC the cost

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

associated with such purchases, plus incremental overhead incurred by Barnes & Noble in connection with providing such inventory.


FIXED ASSETS


     Fixed assets are carried at cost less accumulated depreciation and amortization. Computers and equipment are depreciated using the straight line method over the estimated useful lives of 3 to 10 years. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. The LLC elected early adoption of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," otherwise effective for fiscal years beginning after December 15, 1998. Accordingly, direct internal and external costs associated with the development of the features, content and functionality of the LLC's online store, transaction-processing systems, telecommunications infrastructure and network operations, incurred during the application development stage, have been capitalized, and are amortized over the estimated useful lives of three years.


IMPAIRMENT OF LONG-LIVED ASSETS


     The LLC reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows expected to be generated by that asset. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date no such impairment has been recognized.


NET SALES


     Sales of the LLC's products are recognized, net of discounts and estimated returns, at the time the products are shipped to customers. International net sales were $1.2 million and $6.2 million in 1997 and 1998, respectively.


ADVERTISING COSTS


     The LLC expenses the costs of advertising for magazines, television, radio, and other media the first time the advertising takes place. Advertising expense was $3.1 million and $32.4 million for the years ended December 31, 1997 and December 31, 1998, respectively.


PRODUCT DEVELOPMENT


     Product development expenses included in the accompanying statements of operations consist principally of indirect development costs and all costs associated with the maintenance of the features, content and functionality of the LLC's online stores, transaction-processing systems, telecommunications infrastructure and network operations.


INCOME TAXES


     Through October 31, 1998 the LLC, as a wholly-owned subsidiary, was included in Barnes & Noble's U.S. consolidated income tax returns. As such, any benefit for income taxes due to losses generated by the LLC were realized and recognized by Barnes & Noble. Effective November 1, 1998 the LLC, as a result of the Formation Transaction, was no longer a subsidiary of Barnes & Noble and as a limited liability company is not considered a taxable entity for Federal income tax purposes and most state income tax purposes. Any taxable income or losses recorded subsequent to the Formation Transaction are reported by the members on their respective income tax returns. As result of the

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

Formation Transaction, no tax benefits have been allocated to the LLC for its losses for all periods presented.





CONCENTRATION OF CREDIT RISK



     The LLC is subject to concentrations of credit risk from its holdings of cash, cash equivalents and short-term investments. The LLC's credit risk is managed by investing its cash in high-quality money market instruments and securities of the U.S. government and its agencies, foreign governments and high-quality corporate issuers. In addition, the LLC's accounts receivable are not significant and are due from domestic banks. The LLC believes it had no unusual concentrations of credit risk at December 31, 1998.


3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets consist of the following:


                                                                 DECEMBER 31,    DECEMBER 31,
                                                                    1997            1998
                                                                 ------------    ------------
                                                                        (IN THOUSANDS)

Lycos marketing advantages....................................     $  4,500        $  3,000
MSN marketing advances........................................           --           2,400
AOL marketing advances........................................        2,500           1,400
Other marketing advances......................................        2,130           2,505
Other current assets..........................................          115           1,465
                                                                   --------        --------
                                                                   $  9,245        $ 10,770
                                                                   --------        --------
                                                                   --------        --------



     On July 31, 1997, the LLC entered into a three-year exclusive agreement with Lycos (the "Lycos Agreement"), pursuant to which Lycos' Web site is linked to the LLC's online stores on the Web. Under the Lycos Agreement, visitors to Lycos' Web site may readily access the LLC's online stores on the Web, which is promoted by Lycos using content provided by the LLC, for the online purchase of books and related information. The Lycos Agreement provides for the LLC to pay Lycos an annual fee of $4.5 million per year through the year 2000. In addition, the LLC is required to pay Lycos a percentage of all revenues received from orders initiated from the Lycos Web site to the extent that such percentage exceeds the annual fee in any given year. Pursuant to the terms of the Lycos Agreement, Lycos is obligated to offer the LLC the right of first refusal to negotiate with Lycos for renewal of the Lycos Agreement.



     On October 1, 1998, the LLC entered into a one-year e-commerce merchant agreement with Microsoft Corporation (the "MSN agreement"), pursuant to which Microsoft's MSN.com portal site is linked to the LLC's online store. The agreement also provides the LLC with a broad set of feature placements throughout MSN.com. In consideration of the services provided under the MSN Agreement the LLC has paid to Microsoft $3.0 million. In addition, the LLC is required to pay Microsoft a percentage of revenues generated through links from MSN.com, with all payments of fees first credited against the initial payment of $3.0 million.



     On November 1, 1997, the LLC and America Online ("AOL") formed a strategic alliance pursuant to an Interactive Marketing Agreement (the "AOL Agreement") which provides for the LLC to be featured as the exclusive online book retailer within AOL's Shopping Channel. The AOL Agreement also gives the LLC an extensive package of placements and visibility throughout the AOL service. In consideration of the marketing, promotion, advertising and other services, AOL will provide under the AOL Agreement, the LLC will pay AOL a total of $40.0 million over the term of the AOL Agreement, of which $8.0 million has been paid as of December 31, 1998, $10.0 million will be paid in 1999 and $11.0 million

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


3. PREPAID EXPENSES AND OTHER CURRENT ASSETS--(CONTINUED)

will be paid in each of the years 2000 and 2001. The LLC amortizes the payments associated with the AOL Agreement based on impressions over the subsequent
12 months.


4. FIXED ASSETS

     Fixed assets, at cost, consist of the following:


                                                                 DECEMBER 31,    DECEMBER 31,
                                                                    1997            1998
                                                                 ------------    ------------
                                                                        (IN THOUSANDS)

Computers and equipment.......................................     $  9,305        $ 22,319
Leasehold improvements........................................        1,789           8,418
Software......................................................        7,139          16,938
                                                                   --------        --------
                                                                     18,233          47,675
Less accumulated depreciation.................................        2,280           7,905
                                                                   --------        --------
  Fixed assets, net...........................................     $ 15,953        $ 39,770
                                                                   --------        --------
                                                                   --------        --------


5. ACCRUED LIABILITIES

     Accrued liabilities consist of the following:


                                                                 DECEMBER 31,    DECEMBER 31,
                                                                    1997            1998
                                                                 ------------    ------------
                                                                        (IN THOUSANDS)

Accrued advertising...........................................     $    124        $ 10,727
Accrued fixed assets..........................................           --           3,156
Accrued compensation..........................................          200           2,509
Other.........................................................        2,933           3,412
                                                                   --------        --------
                                                                   $  3,257        $ 19,804
                                                                   --------        --------
                                                                   --------        --------





6. LEASE COMMITMENT



     The LLC currently leases warehouse facilities, office space and equipment under noncancelable operating leases. Rental expense under operating lease agreements was $0.2 million and $1.3 million for the years ended December 31, 1997 and December 31, 1998, respectively.



     Future minimum lease payments under noncancelable operating leases as of December 31, 1998 are:


                                                             FUTURE
                                                           MINIMUM LEASE
YEAR ENDING                                                 PAYMENTS
DECEMBER 31,
--------------------------------------------------------   -------------
                                                                (IN
                                                            THOUSANDS)
1999....................................................      $ 2,035
2000....................................................        2,062
2001....................................................        2,089
2002....................................................        2,201
2003....................................................        1,286
Thereafter..............................................        4,434

                                                              -------
                                                              $14,107
                                                              -------
                                                              -------

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)



7. RELATED PARTY TRANSACTIONS



     Through its distribution facilities, Barnes & Noble accounted for approximately 38.5% and 60.3%, or $3.9 million and $26.9 million, of the LLC's purchases during 1997 and 1998, respectively, and the LLC expects to source most of its purchases through Barnes & Noble in the future. The LLC has entered into an agreement (the "Supply Agreement") with Barnes & Noble whereby Barnes & Noble charges the LLC the costs associated with such purchases plus incremental overhead incurred by Barnes & Noble in connection with providing such inventory. The LLC believes that such terms are more favorable than the terms at which the LLC otherwise would be able to make such purchases on its own. As of December 31, 1998, $13.2 million was payable to Barnes & Noble in connection with such purchases. The Supply Agreement is subject to certain termination provisions.



     The LLC has entered into agreements (the "Services Agreements") whereby the LLC receives various services from Barnes & Noble and its subsidiaries, including, among others, services for payroll processing, benefits administration, insurance (property and casualty, medical, dental and life), tax, traffic, fulfillment and telecommunications. In accordance with the terms of services agreements between the LLC and Barnes & Noble and its subsidiaries, the LLC has paid, and expects to continue to pay, fees to Barnes & Noble and its subsidiaries in an amount equal to the direct costs plus incremental expenses associated with providing such services. The LLC paid $0.2 million and $0.9 million for such services during 1997 and 1998, respectively. In the opinion of management, these charges were made on a reasonable and consistent basis; however, they are not necessarily indicative of, and it is not practical for management to estimate the level of, expenses which might have been incurred had the LLC been operating as a separate stand-alone company.



     The LLC has entered into an agreement (the "License Agreement") with Barnes & Noble College Bookstores, Inc., of which the principal stockholder is also a principal stockholder/director/executive officer of Barnes & Noble and a manager of the LLC. Pursuant to the License Agreement, the LLC has been granted an exclusive license (the "License") to use the Barnes & Noble name and trademark (excluding sales of college textbooks). The License Agreement is subject to certain termination provisions.



     The LLC has entered into an agreement (the "Database and Software License Agreement") whereby the LLC licenses from Barnes & Noble, the right to use Barnes & Noble's title database, inventory sourcing and special order software, customer lists and demographic information. The Database and Software License Agreement is renewable and is subject to certain termination provisions.



     The LLC believes that the transactions discussed above, as well as the terms of any future transactions and agreements (including renewals of any existing agreements) between the LLC and its affiliates, are and will be at least as favorable to the LLC as could be obtained from unaffiliated parties. The Board of Managers must approve in advance any such proposed transaction or agreement and will utilize such procedures in evaluating the terms and provisions of such proposed transaction or agreement as are appropriate in light of the fiduciary duties of directors under Delaware law.





8. LITIGATION



     The LLC is involved in various routine legal proceedings incidental to the conduct of its business. Management does not believe that any of these legal proceedings will have a material adverse effect on the financial condition of the LLC.



     In August 1998, The Intimate Bookshop, Inc. and its owner, Wallace Kuralt, filed a lawsuit in the United States District Court for the Southern District of New York against Barnes & Noble, including the LLC, Borders Group, Inc., Amazon.com, certain publishers and others alleging violation of the Robinson-Patman Act and other federal law, New York statutes governing trade practices and common law. The Complaint seeks certification of a class consisting of all retail booksellers in the United States,

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)





8. LITIGATION--(CONTINUED)


whether or not currently in business, which were in business and were members of the American Booksellers Association at any time during the four-year period preceding the filing of the complaint. The complaint alleges that the named plaintiffs have suffered damages of $11.2 million or more and requests treble damages on behalf of the named plaintiffs and each of the purported class members, as well as of injunctive and declaratory relief (including an injunction requiring the closure of all of defendants' stores within 10 miles of any location where plaintiff either has or had a retail bookstore during the four years preceding the filing of the Complaint, and prohibiting the opening by defendants of any bookstore in such areas for the next 10 years), disgorgement of alleged discriminatory discounts, rebates, deductions and payments, punitive damages, interest, costs, attorneys fees and other relief. The LLC intends to vigorously defend this action.



     The FTC is currently reviewing Barnes & Noble's proposed acquisition of Ingram pursuant to the pre-merger notification procedures of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. In connection with that review, the FTC is also reviewing the Formation Transaction, and Bertelsmann's investment in the Company. Should the FTC determine that the Formation Transaction violated applicable antitrust laws, it could seek to impose a number of remedies or penalties on the Company, including the unwinding of the Formation Transaction. The Company believes that the Formation Transaction was completed in compliance with, and did not violate, applicable antitrust laws.



9. EMPLOYEES' RETIREMENT AND DEFINED CONTRIBUTION PLANS



     The LLC, through Barnes & Noble, maintains a noncontributory defined benefit pension plan (the "Pension Plan") for the benefit of substantially all of its employees who meet certain eligibility requirements, primarily age and length of service. Benefits provided by the Pension Plan are based on years of credited service, the employee's compensation for any of five consecutive years in the last ten years of service and covered earnings for Social Security benefits. The LLC's contributions to the Pension Plan are generally in amounts determined by independent consulting actuaries. The Pension Plan has been separated from the Barnes & Noble Pension Plan as of October 31, 1998. Pension expense allocable to LLC for either year was not material.



     The LLC, through Barnes & Noble, also sponsors a defined contribution plan (the "Savings Plan") for the benefit of substantially all of its employees who meet certain eligibility requirements, primarily age and length of service. The Savings Plan allows employees to invest up to 15% of their current gross cash compensation on a pre-tax or post-tax basis, at their option. The LLC's contributions to the Savings Plan are generally in amounts based upon a certain percentage of the employees' pre-tax contributions. The LLC charged $82 to employee benefit expenses for fiscal 1998.



     Actuarial assumptions used in determining the funded status of the Pension Plan are as follows:



                                                                                                     DECEMBER 31,
                                                                                                       1998
                                                                                                     ------------
Discount rate (beginning of year).................................................................        7.3%
Discount rate (end of year).......................................................................        7.3%
Expected long-term rate of return on plan assets..................................................        9.5%
Assumed rate of compensation increase.............................................................        4.3%

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)



9. EMPLOYEES' RETIREMENT AND DEFINED CONTRIBUTION PLANS--(CONTINUED)


     The following table sets forth the funded status of the Pension Plan and the pension liability recognized for the Pension Plan in the accompanying consolidated balance sheets:



                                                                                                    DECEMBER 31,
                                                                                                        1998
                                                                                                    --------------
                                                                                                    (IN THOUSANDS)
Actuarial present value of benefit obligation:
  Vested benefits................................................................................     $     (160)
  Nonvested benefits.............................................................................           (115)
                                                                                                      ----------
Accumulated benefit obligation...................................................................           (275)
Effect of projected future compensation increases................................................           (363)
                                                                                                      ----------
Projected benefit obligation.....................................................................           (638)
Plan assets at market value......................................................................            429
                                                                                                      ----------
Projected benefit obligation in excess of plan assets............................................           (209)
Unrecognized net loss............................................................................             --
Unrecognized net obligation remaining............................................................             --
Unrecognized prior service cost..................................................................            209
                                                                                                      ----------
  Pension liability..............................................................................     $        0
                                                                                                      ----------
                                                                                                      ----------



10. STOCK INCENTIVE PLAN



     As of December 31, 1998, barnesandnoble.com LLC had one incentive plan (the "1998 Plan") under which stock options have been granted or may be granted to key officers, employees, consultants, advisors, and managers of barnesandnoble.com LLC or any of its subsidiaries and affiliates. The Compensation Committee of the Board of Managers is responsible for the administration of the 1998 Plan. Generally, options are granted at fair market value, begin vesting one year after grant in 25% increments, expire ten years from issuance and are conditioned upon continual employment during the vesting period. The 1998 Plan allows barnesandnoble.com LLC to grant options to purchase
        Membership Units. In connection with the Offering, options granted under the 1998 Plan will be replaced with options to purchase shares of the Class A Common Stock of barnesandnoble.com inc. under the 1999 Incentive Plan.



     A summary of the status of stock options as of December 31, 1998 issued under the 1998 Plan is presented below:



                                                                                       OUTSTANDING OPTIONS
                                                                                ----------------------------------
                                                                                MEMBERSHIP
                                                                                   UNITS          WEIGHTED AVERAGE
                                                                                (IN THOUSANDS)    EXERCISE PRICE
                                                                                --------------    ----------------
Granted in 1998 and Outstanding at December 31, 1998.........................        15,849            $ 4.52
                                                                                   --------            ------
                                                                                   --------            ------



     The above Membership Units of 15,849,000 were based upon total Membership Units outstanding of 100,000,000. Such Membership Units are subject to adjustment based upon the actual number of units sold to barnesandnoble.com inc. in connection with its planned public offering.

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)



10. STOCK INCENTIVE PLAN--(CONTINUED)


     The following table summarizes information as of December 31, 1998 concerning outstanding and exercisable options:



                                         OPTIONS OUTSTANDING
                                 ------------------------------------           OPTIONS EXERCISABLE
                                 WEIGHTED-AVERAGE                        ----------------------------------
 RANGE OF        NUMBER            REMAINING         WEIGHTED-AVERAGE     NUMBER           WEIGHTED-AVERAGE
 EXERCISE      OUTSTANDING        CONTRACTUAL         EXERCISE           EXERCISABLE         EXERCISE
  PRICES       (IN THOUSANDS)        LIFE               PRICE            (IN THOUSANDS)       PRICE
-----------    --------------    ----------------    ----------------    --------------    ----------------
$4.00-$5.00        15,849           9.57 years            $ 4.52               --              $     --



     During the year ended December 31, 1998, there was no compensation expense recorded for options granted.



     The pro forma calculation of compensation expense based on the minimum value at the stock option grant dates (which excludes any volatility factor) in accordance with the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was immaterial.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and Wit Capital Corporation are acting as representatives, has severally agreed to purchase from the Company, the aggregate number of shares of Class A Common Stock set forth opposite its name below:



                                                                                                    NUMBER OF
                                                                                                    SHARES OF
                                                                                                    CLASS A
                                          UNDERWRITERS                                              COMMON STOCK
-------------------------------------------------------------------------------------------------   ------------
Goldman, Sachs & Co..............................................................................
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.........................................................................
Salomon Smith Barney Inc.........................................................................
Wit Capital Corporation..........................................................................
                                                                                                        ----
     Total.......................................................................................
                                                                                                        ----
                                                                                                        ----


     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Class A Common Stock, in part, directly to the public at the initial public offering price set forth on the cover page of this Prospectus and, in part, to certain securities dealers at
such price less a concession not in excess of $         per share. The
Underwriters may allow, and such dealers may re-allow, a concession not in
excess of $         per share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for days after the date of this Prospectus to purchase up to an aggregate of additional shares of Class A Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of
them, as shown in the foregoing table, bears to the      shares of Class A
Common Stock offered.

     The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Class A Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Class A Common Stock without the prior written consent of the representatives, except for the shares of Class A Common Stock offered in connection with the Offering.


     Prior to this Offering, there has been no public market for the shares of Class A Common Stock. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.


     In connection with the Offering, the Underwriters may purchase and sell shares of the Class A Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the

Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock; short positions created by the Underwriters involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the Offering may be reclaimed by the Underwriters if such shares of Class A Common Stock are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.



     At the request of the Company, the Underwriters have reserved for sale, at
the initial public offering price, up to      shares of the Class A Common Stock
offered hereby for employees and directors of the Company and who have expressed an interest in purchasing such shares of Class A Common Stock in the Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.



     A prospectus in electronic format is being made available on an Internet Web site maintained by Wit Capital. In addition, all dealers purchasing shares from Wit Capital in the Offering have agreed to make a prospectus in electronic format available on Web sites maintained by each of these dealers.



     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Class A Common Stock offered by them.



     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    ------------------------------------------------------------
          ------------------------------------------------------------
    ------------------------------------------------------------
          ------------------------------------------------------------

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                               ------------------

                               TABLE OF CONTENTS


                                                       Page
                                                       ----
Prospectus Summary..................................     3
Risk Factors........................................     9
Use of Proceeds.....................................    20
Dividend Policy.....................................    20
Capitalization......................................    21
Dilution............................................    22
Selected Financial Data.............................    23
Management's Discussion and Analysis of Financial
  Condition and Results of Operations...............    24
Business............................................    30
Management..........................................    40
Principal Stockholders..............................    54
Certain Transactions................................    55
Corporate History and Recapitalization..............    57
Description of Capital Stock and Membership Units...    57
Shares Eligible for Future Sale.....................    61
Validity of Class A Common Stock....................    62
Experts.............................................    62
Additional Information..............................    63
Index to Financial Statements.......................    F-1
Underwriting........................................    U-1



     Through and including             , 1999 (the 25th day after the date of
this Prospectus) all dealers effecting transactions in the Class A Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.



                                              Shares


                            barnesandnoble.com inc.


                              Class A Common Stock
                          (par value $ .001 per share)


                          ----------------------------
                                   PROSPECTUS
                          ----------------------------


                              Goldman, Sachs & Co.
                              Merrill Lynch & Co.
                              Salomon Smith Barney
                            Wit Capital Corporation
                            as e-Manager(Trademark)


                      Representatives of the Underwriters
    ------------------------------------------------------------
          ------------------------------------------------------------
    ------------------------------------------------------------
          ------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses, other than Underwriting discounts and commissions, in connection with the issuance and distribution of the shares of Class A Common Stock being registered, all of which are being borne by the Company:


Registration fee..............................................   $57,300
Nasdaq listing fee............................................    50,000
Transfer agent and registrar fees.............................         *
Printing and engraving........................................         *
Legal fees....................................................         *
Blue Sky fees and expenses....................................         *
Accounting fees...............................................         *
Miscellaneous.................................................         *
                                                                 -------
     Total....................................................   $


------------------
* To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws require the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by reason of the fact that he is or was a director or officer of the Company or barnesandnoble.com llc, as the case may be, or any other person designated by the Board of Directors (which may include any person serving at the request of the Company as a director, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise), in each case, against certain liabilities (including damages, judgments, amounts paid in settlement, fines, penalties and expenses (including attorneys' fees and disbursements)), except where such indemnification is expressly prohibited by applicable law, where such person has engaged in willful misconduct or recklessness or where such indemnification has been determined to be unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits of the matter. Delaware law permits the Company to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the stockholders. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the Company to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors or officers of the Company or barnesandnoble.com llc, as the case may be, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.





ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.



     In March, 1999, the Company issued 100 shares of Common Stock to a subsidiary of Barnes & Noble Inc. in a private placement. No underwriters, brokers or other agents were involved in this transaction. These securities were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act.



     In connection with the Offering, the Company will issue additional shares of Common Stock to subsidiaries of each of Barnes & Noble Inc. and Bertelsmann AG in a private placement. No underwriters, brokers or other agents will be involved in this transaction. These securities will be issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


     (a) Exhibits:

     The following is a list of exhibits filed as part of this Registration Statement.


 EXHIBIT
  NUMBER     DESCRIPTION
----------   --------------------------------------------------------------------------------------------------------
    1.1       --   Form of Underwriting Agreement.*
    3.1       --   Form of Amended and Restated Certificate of Incorporation of the Company.
    3.2       --   Form of Amended and Restated By-laws of the Company.
    5.1       --   Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP regarding legality of the shares of
                   Common Stock being registered.*
   10.1       --   Form of the Company's 1999 Incentive Plan.
   10.2       --   Interactive Services Agreement, dated as of July 31, 1997, by and between the Company and Lycos,
                   Inc.**
   10.3       --   Interactive Marketing Agreement, dated as of November 1, 1997, by and between the Company and
                   America Online, Inc.**
   10.4       --   Ecommerce Merchant Agreement, dated as of October 27, 1997 between the Company and Microsoft
                   Corporation, together with Amendment No. 4 to Ecommerce Merchant Agreement.**
   10.5       --   Formation Agreement, effective as of 11:59 p.m., October 31, 1998, among Bertelsmann AG, BOL.US
                   Online, Inc., Barnes & Noble, Inc., the Company inc., B&N.com Holding Corp. and B&N.com Member
                   Corp.
   10.6       --   Form of Second Amended and Restated Limited Liability Company Agreement of barnesandnoble.com llc, dated as of March, 1999.
   10.7       --   Form of Stockholders Agreement, dated as of March, 1999, between Barnes & Noble, Inc. and
                   Bertelsmann AG.
   10.8       --   Technology Sharing and Licensing Agreement, dated as of October 31, 1998, between
                   barnesandnoble.com llc, as Licensor, and BOL.Global, Inc., as Licensee.
   10.9       --   Technology Sharing and Licensing Agreement, dated as of October 31, 1998, between
                   barnesandnoble.com llc, as Licensee, and BOL. Global, Inc., as Licensor.
   10.10      --   Amended and Restated Services Agreement, dated as of October 31, 1998, among the Company,
                   barnesandnoble.com llc and Barnes & Noble, Inc.
   10.11      --   Amended and Restated Services Agreement, dated as of October 31, 1998, among the Company,
                   barnesandnoble.com llc and Marboro Books Corp.
   10.12      --   Amended and Restated Trademark License Agreement, dated as of October 31, 1998, between Barnes &
                   Noble College Bookstores, Inc. and barnesandnoble.com llc
   10.13      --   Trademark License Agreement dated as of October 31, 1998 between BOL.Global, Inc. and
                   barnesandnoble.com llc.
   10.14      --   Supply Agreement, dated as of October 31, 1998, between barnesandnoble.com llc and Barnes & Noble,
                   Inc.
   10.15      --   Amended and Restated Database and Software License Agreement, dated as of October 31, 1998, among the Company, barnesandnoble.com llc and Barnes & Noble, Inc.
   10.16      --   Form of Amendment No. 1, dated as of March __, 1999, to the Amended and Restated Services
                   Agreement, among the Company, barnesandnoble.com llc and Barnes & Noble, Inc.*
   10.17      --   Form of Amendment No. 1, dated as of March __, 1999, to the Amended and Restated Services
                   Agreement, among the Company, barnesandnoble.com llc and Marboro Books Corp.*
   10.18      --   Form of Amendment No. 1, dated as of March __, 1999, to the Amended and Restated Trademark License
                   Agreement, between Barnes & Noble College Bookstores, Inc. and barnesandnoble.com llc.*
   10.19      --   Form of Amendment No. 1, dated as of March __, 1999, to the Trademark License Agreement, between
                   BOL.Global, Inc. and barnesandnoble.com llc.*
   10.20      --   Form of Amendment No. 1, dated as of March __, 1999, to the Supply Agreement, between
                   barnesandnoble.com llc and Barnes & Noble Inc.*

 EXHIBIT
  NUMBER     DESCRIPTION
----------   --------------------------------------------------------------------------------------------------------
   10.21      --   Form of Amendment No. 1, dated as of March __, 1999, to the Amended and Restated Database and
                   Software License Agreement, among the Company, barnesandnoble.com llc and Barnes & Noble Inc.*
   10.22      --   Indenture of Lease and Amendments thereto, dated as of June 7, 1994, between SDI Technologies,
                   Inc., as Landlord, and B. Dalton Bookseller, Inc., as Tenant.
   10.23      --   Lease, dated as of June 30, 1997, between P.A. Building Company, as Landlord, and Barnes & Noble,
                   Inc., as Tenant.
   10.24      --   Employment Agreement (Chief Executive Officer), dated as of November 1, 1998, among
                   barnesandnoble.com llc, Barnes & Noble, Inc., Bertelsmann AG and Jonathan Bulkeley.*
   10.25      --   Deferred Compensation Plan of the Company.
   10.26      --   Retirement Plan of the Company.
   23.1       --   Consent of BDO Seidman, LLP.
   23.2       --   Consent of Robinson Silverman Pearce Aronsohn & Berman LLP (included in its opinion filed as
                   Exhibit 5 hereto).
   24.1       --   Power of Attorney (included on signature page to this Registration Statement).
   27.1       --   Financial Data Schedule.


------------------

* To be filed by amendment.


** Confidential Treatment Requested. Confidential portions of this document have been redacted and have been filed separately with the Securities and Exchange Commission.


ITEM 17. UNDERTAKINGS.

     (i) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.


     (ii) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.





(iii) The undersigned Registrant hereby undertakes that:


          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN NEW YORK, NEW YORK ON MARCH 18, 1999.


                                          barnesandnoble.com inc.


                                          By:        /s/ LEONARD RIGGIO
                                             -----------------------------------
                                                       Leonard Riggio
                                                   Chairman of the Board



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



     Each person in so signing also makes, constitutes and appoints Leonard Riggio, Jonathan Bulkeley and Michael N. Rosen, and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, any and all amendments and post-effective amendments to this Registration Statement, and including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.



              NAME                                       CAPACITY                                DATE
--------------------------------  ------------------------------------------------------   -----------------

       /s/ LEONARD RIGGIO         Chairman of the Board                                       March 18, 1999
         Leonard Riggio

     /s/ JONATHAN BULKELEY        Chief Executive Officer                                     March 18, 1999
       Jonathan Bulkeley          (Principal Executive Officer)

      /s/ GERALD LUTERMAN         Chief Financial Officer                                     March 18, 1999
        Gerald Luterman           (Principal Accounting and Financial Officer)

      /s/ MICHAEL N. ROSEN        Secretary and a Director                                    March 18, 1999
        Michael N. Rosen

                                  Director                                                    March 18, 1999
         Stephen Riggio

     /s/ THOMAS MIDDELHOFF        Director                                                    March 18, 1999
       Thomas Middelhoff

       /s/ MARKUS WILHELM         Director                                                    March 18, 1999
         Markus Wilhelm

       /s/ KLAUS EIERHOFF         Director                                                    March 18, 1999
         Klaus Eierhoff


                                      S-1